UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada	4911	98-0480684
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq. K&L Gates LLP 599 Lexington Avenue New York, NY 10022 (212) 536-4089	Charles R. Spector, Esq. Fraser Milner Casgrain LLP 1 Place Ville-Marie, 39th Floor Montréal, Québec Canada H3B 4M7 (514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum
of Securities to be	Amount to be	Aggregate Offering	Amount of
Registered	Registered	Price	Registration Fee
6.25% Convertible Unsecured Subordinated Debentures	Cdn$54,360,000 principal amount (1)	US$48,599,470.64 (2)	US$3,465.14
Class A shares	3,197,645 (3)		US$0 (4)

(1)	Represents the maximum number of 6.25% Convertible Unsecured Subordinated Debentures (“Convertible Debentures”) of the Registrant estimated to be issuable in the United States upon consummation of the offer to purchase all of the issued and outstanding trust units of Boralex Power Income Fund (the “Fund”). We have estimated that 24% of the issued and outstanding trust units of the Fund, or 10,872,000 trust units (based on 45,300,002 issued and outstanding trust units as disclosed by the Fund in its year-end consolidated financial statements for the year ended December 31, 2009 filed on SEDAR on March 11, 2010), are held by U.S. holders, which will result in 543,600 Convertible Debentures (Cdn$100 principal amount) of the Registrant being issued to U.S. holders of trust units of the Fund at the exchange rate of 0.05 Convertible Debentures for each trust unit of the Fund.

(2)	In accordance with General Instruction IV.G of Form F-8, the registration fee for the Convertible Debentures is calculated on the basis of the market value of trust units of the Fund held by United States residents and that may be cancelled in the exchange offer, being US$48,599,471. Such value is calculated based upon 10,872,000 trust units of the Fund estimated to be held by United States residents on December 31, 2009, and a market value per trust unit of Cdn$4.56 (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on May 12, 2010). For purposes of this calculation, the market value per trust unit of Cdn$4.56 has been converted to United States dollars based on an exchange rate of Cdn$1.0201=US$1, as reported by the Bank of Canada’s noon rate for United States dollars on May 12, 2010.

(3)	Represents the number of Class A shares of the Registrant that are currently issuable upon conversion of the Convertible Debentures based on a conversion rate of 5.88235 Class A shares per $100 principal amount of Convertible Debentures. If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

(4)	Pursuant to Rule 457(i), no additional filing fee is payable with respect to the Class A shares issuable upon conversion of the Convertible Debentures because no additional consideration will be received by the Registrant.

PART I
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
Item 3. Incorporation of Certain Information by Reference
Item 4. List of Documents Filed with the Commission
PART II
PART III
Item 1. Undertaking
Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX
EX-2.1
EX-2.2
EX-2.3
EX-4.1
EX-4.2
EX-4.3
EX-4.4
EX-6.1
PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular, dated May 18, 2010 Document 2: Letter of Acceptance and Transmittal
Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular, dated May 18, 2010.
Item 3.	Incorporation of Certain Information by Reference

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Copies of the documents incorporated by reference into the Offer to Purchase and Circular may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or may be obtained electronically through the SEDAR website at www.sedar.com.
Item 4.	List of Documents Filed with the Commission

See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular, dated May 18, 2010.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, accountant, lawyer or other professional advisor. This Offer (as defined below) has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in the document. Any representation to the contrary is unlawful.
This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer as solicitation is unlawful. This Offer is not being made or directed to, nor will deposits of Units be accepted from or on behalf of Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.
Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Boralex Inc. at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or by telephone at 514-284-9890 or electronically on SEDAR at www. sedar.com.
May 18, 2010
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
OFFER TO PURCHASE
all of the issued and outstanding Units of
BORALEX POWER INCOME FUND
on the basis of 0.05 of a $100 principal amount of 6.25% convertible unsecured subordinated debentures
(the “Convertible Debentures”) of Boralex Inc. for each Unit of
Boralex Power Income Fund
7503679 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Boralex Inc. (“Boralex”), hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units (the “Units”) of Boralex Power Income Fund (the “Fund”), including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B limited partnership units together with the special voting units of the Fund associated therewith (collectively, the “Class B LP Units”) of Boralex Power Limited Partnership (the “Partnership”).
The Offer is open for acceptance from the date hereof until 7:00 p.m. (Montréal time) on June 28, 2010, unless this Offer is extended or withdrawn (the “Expiry Time”).
THE BOARD OF TRUSTEES OF BORALEX POWER TRUST, ON BEHALF OF THE TRUSTEE OF THE FUND, UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR UNITS.
Boralex, the Fund and Boralex Power Inc. (“Boralex Power”) have entered into a support agreement pursuant to which, inter alia, Boralex, directly or through a wholly-owned direct or indirect subsidiary, has agreed to make the Offer and the Fund has agreed to support the Offer. See Section 14 of the Circular, “Arrangements, Agreements or Understandings”.
The Offer is subject to certain conditions, which are described under “Conditions of the Offer” in Section 4 of the Offer, including without limitation there being validly deposited under the Offer and not properly withdrawn, as at the Expiry Time, such number of Units constituting (a) at least a majority of the total number of Units issued and outstanding not including those Units beneficially owned, or over which control is exercised, by Boralex and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction (as defined below) in determining whether approval (as construed under applicable Securities Laws (as defined below), including MI 61-101 (as defined below)) has been obtained in respect thereof and (b) together with the Class B LP Units owned by Boralex and its joint actors, at least 66 2/3% of the outstanding Units (calculated on a fully-diluted basis). Subject to applicable Laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. Boralex currently holds 13,767,990 Class B LP Units which are exchangeable on a one-for-one basis for 13,767,990 Units. Boralex does not currently have the intention to exercise its right to exchange any of the Class B LP Units into Units but such Class B LP Units will be counted in determining part (b) of the Minimum Tender Condition (as defined below). See Section 4 of the Offer “Conditions of the Offer”.
The Class A shares in the share capital of Boralex (the “Boralex Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BLX”. The TSX has conditionally approved the listing of the Convertible Debentures and the Boralex Shares issuable on conversion, redemption or maturity of the Convertible Debentures on the TSX. Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before July 30, 2010. The Offer is subject, among other things, to obtaining Boralex Shareholder Approval (as defined below) as required by applicable TSX rules. Boralex has submitted to the TSX written evidence of the authorization and approval of the issuance of Convertible Debentures from shareholders of Boralex holding more than 50% of the Boralex Shares that are familiar with the terms of the Offer, and, in accordance with applicable TSX rules, intends to rely on such written evidence to proceed with the issuance of the Convertible Debentures without holding a shareholder meeting to formally approve such issuance.
The Units are listed for trading on the TSX under the symbol “BPT.UN”. The closing price of the Units on May 3, 2010, the last day of trading prior to the announcement of the Offeror’s intention to make the Offer, was $4.61.
All of the Units are registered in the name of and held on behalf of CDS (as defined below) as custodian for Participants (as defined below). The Units are held in a “book entry only” system. Unitholders who wish to deposit all or a portion of their Units under the Offer must direct their investment dealer, stockbroker, bank, trust company or other nominee to accept the Offer in the manner required by their nominees. See Section 3 of the Offer, “Manner of Acceptance”.
The Convertible Debentures will bear interest at an annual rate of 6.25% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2010, and will mature on June 30, 2017. The Convertible Debentures will be unsecured, and the payment of the principal of, and interest on, the Convertible Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below).
Each Convertible Debenture will be convertible into Boralex Shares at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a conversion price of $17.00 per Boralex Share, being a ratio of approximately 5.88235 Boralex Shares per $100 principal amount of Convertible Debentures, subject to adjustment in certain events (including the payment of dividends by Boralex). The closing price of the Boralex Shares on May 3, 2010, the last day of trading prior to the announcement of the Offeror’s intention to make the Offer, was $9.36.
The Convertible Debentures will not be redeemable before the date that is three years from the date of issuance of the Convertible Debentures. On and after such date and prior to the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures will be redeemable at Boralex’s option at par plus accrued and unpaid interest, provided that the weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On and after the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures will be redeemable at Boralex’s option at any time at par plus accrued and unpaid interest.
Subject to any required regulatory approval and provided no event of default has occurred and is continuing, Boralex will have the option to satisfy its obligations to pay on redemption or maturity, the principal amount of and premium (if any) on the Convertible Debentures, in whole or in part, by delivering freely tradeable Boralex Shares. Any accrued and unpaid interest will be paid in cash or using the proceeds of the sale of shares by the Debenture Trustee (as defined below) issued by Boralex following a Share Interest Payment Election (as defined below).
The Convertible Debentures offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in evaluating the Offer, see “Risks Relating to the Offer” in Section 24 of the Circular and the risks and uncertainties described in Boralex’s AIF (as defined below), Boralex’s Annual MD&A

(as defined below) and Boralex’s Interim MD&A (as defined below), which are incorporated by reference into the Offer and Circular. See Section 11 of the Circular, “Documents Incorporated by Reference”.
Boralex’s pro forma earnings coverage ratio is less than one-to-one. Adjusted for specific items, the pro forma adjusted earnings coverage ratio is 1.69 for the three-month period ended March 31, 2010 and 1.20 for the year ended December 31, 2009. See Section 10 of the Circular, “Earnings Coverage Ratio” and Section 8 of the Circular, “Summary Historical Unaudited Pro Forma Consolidated Financial Information” for more details on: (a) the additional earnings coverage required to achieve pro forma earnings coverage ratio of one-to-one, (b) the adjusted earnings coverage ratio, the adjusted net earnings and the specific items and (c) the use of non-GAAP measures.
No Person (as defined below) has been authorized to give any information or to make any representation in connection with the Offer other than those contained in the Offer and Circular and, if any other information or representation are given or made, then no Unitholder should rely upon such information or representation and it should be assumed that such information and representation have not been authorized by the Offeror.
Unitholders should not construe the contents of the Offer and Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.
The Offeror has engaged Computershare Investor Services Inc. to act as depositary under the Offer (the “Depositary”). Questions and requests for assistance may be directed to the Depositary. Additional copies of the Offer and Circular and the Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary.
The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E.
Toronto, Ontario, M5C 3H2
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
The Offeror has also retained Georgeson Shareholder Communications Canada Inc. (“Information Agent” or “Georgeson”) to act as Information Agent to provide information to Unitholders in connection with the Offer. Questions and requests for assistance may be directed to the Information Agent. Georgeson in its capacity as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.
The Information Agent for the Offer is:
Georgeson
100 University Avenue,
11th Floor, South Tower
Toronto, Ontario M5J 2Y1
North American Toll Free Number: 1-866-656-4104
Boralex has retained TD Securities Inc. to act as dealer manager (the “Dealer Manager”) to perform services in Canada and, through its affiliate, in the United States, in connection with the Offer, as are customarily performed by securities firms in connection with take-over bids, including using reasonable efforts to solicit the deposit of Units from Unitholders resident in Canada and the United States pursuant to the Offer as permitted by Securities Laws. The Dealer Manager will be compensated by Boralex and will be indemnified against certain liabilities, including liabilities in connection with the Offer.
The Dealer Manager for the Offer is:
TD Securities Inc.
66 Wellington Street West,
9th Floor
Toronto, Ontario M5K 1A2
Canada: 416-308-5605
US: 212-827-7542

INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Convertible Debentures to be issued in connection with the Offer will be issued by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with GAAP, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. The Offer is being conducted in accordance with United States securities laws applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Boralex, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. Accordingly, the Offer will be deemed to satisfy the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the U.S. Exchange Act, Regulation 14D and Schedules TO and 14D-9 thereunder and Rule 14e-1 of Regulation 14E under the U.S. Exchange Act, and will be subject to Section 14(e) of the U.S. Exchange Act and Rule 14e-3 thereunder.
Unitholders should be aware that the disposition of Units and acquisition of the Convertible Debentures may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Unitholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular.
The enforcement by Unitholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror, Boralex and the Fund are incorporated or organized under the laws of Canada, that some or all of their officers and directors and experts may be residents of Canada, and that all or a substantial portion of the assets of the Offeror, Boralex, the Fund and said persons may be located outside the United States. Unitholders may not be able to sue the Offeror, Boralex, the Fund or their officers or directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court’s jurisdiction.
Boralex has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 and other documents and information, and expects to mail the Offer and Circular to Unitholders concerning the Offer. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Unitholders are urged to read the Registration Statement and Offer and Circular and any other relevant documents filed with the U.S. Securities and Exchange Commission, because they contain important information. Unitholders will be able to obtain the documents free of charge at the U.S. Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the U.S. Securities and Exchange Commission by Boralex will be available free of charge from Boralex. You should direct requests for documents to the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or Telephone at 514-284-9890. To obtain timely delivery, such documents should be requested not later than June 22, 2010, being five Business Days before the Expiry Date.
THE CONVERTIBLE DEBENTURES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE OFFER OR CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Unitholders should be aware that, during the Offer Period, Boralex or its affiliates, directly or indirectly, may bid for or make purchases of the Units, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING INFORMATION
Certain statements contained in the Offer and Circular under “Background to the Offer”, “Effect of the Offer on the Market for the Units and Stock Exchange Listing”, “Benefit of and Reasons to Accept the Offer”, “Purpose of the Offer”, “Plans for the Fund” and “Acquisition of Units Not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Offer and Circular concerning the Offeror’s or Boralex’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of the Fund, the subsidiaries of the Fund, the Offeror and Boralex constitute “forward-looking information” within the meaning of applicable Canadian Securities Laws. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. This forward-looking information is subject to important assumptions, including the following specific assumptions: the ability of the Fund, the Offeror or Boralex to meet their respective revenue targets; the ability to achieve cost synergies; the completion of the Offer in accordance with its terms; general industry and economic conditions; changes in the Fund’s, the Offeror’s and Boralex’s relationships with their customers and suppliers; pricing pressures and other competitive factors; and changes in regulatory requirements affecting the businesses of the Fund, the Offeror and Boralex. The Offeror has also made certain macroeconomic and general industry assumptions in the preparation of such forward-looking information. While the Offeror considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Such factors include, but are not limited to: failure to satisfy the conditions of the Offer; risks related to any inefficiencies with the structure of the Fund or Boralex or the Offeror, their respective tax treatments and any costs associated with reorganizing the Fund following closing; Boralex may not have sufficient funds to repay the Convertible Debentures in cash at maturity; general economic and business conditions; financing risk; risks inherent in the business of operating the Fund or Boralex, including the inability to attract and retain qualified employees; competition; disruptions in business operations; interest rate and foreign currency fluctuations; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and liability and other claims asserted against the Offeror, Boralex or the Fund. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking information.
All of the forward-looking information made in the Offer and Circular is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Offeror. Forward-looking information is given only as at the date hereof and the Offeror disclaims any obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Laws.
REPORTING CURRENCIES
Unless otherwise indicated, all dollar references in the Offer and Circular are Canadian dollars. Boralex’s financial statements included herein and incorporated by reference are reported in Canadian dollars.

v

GAAP AND NON-GAAP MEASURES
Unless otherwise indicated and as hereinafter provided, all financial statement data in this prospectus has been prepared using Canadian generally accepted accounting principles (“GAAP”). Boralex’s consolidated financial statements included in the Offer and the Circular have been prepared in accordance with GAAP, as applied to its consolidated financial statements. The Offer and Circular make reference to certain non-GAAP measures. These non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those GAAP measures by providing further understanding of Boralex’s results of operations from management’s perspective. Accordingly, they should neither be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP measures including Adjusted Net Earnings and Adjusted Net Earnings per Class A share to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management also uses non-GAAP measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our future debt service, capital expenditure and working capital requirements. We refer the reader to “Selected Consolidated Financial Information” for the definition and reconciliation of Adjusted Net Earnings and Adjusted Net Earnings per Class A share used and presented by Boralex to the most directly comparable GAAP measures.

AUDITORS’ CONSENT	78
APPROVAL AND CERTIFICATE OF THE OFFEROR	79
APPROVAL AND CERTIFICATE OF BORALEX INC.	80
Schedule “A” Boralex Inc. Pro Forma Consolidated Financial Statements (Unaudited)	81
Schedule “B” Valuation and Fairness Opinion of BMO Nesbitt Burns Inc.	89

SUMMARY
The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”.
The Offer
The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Units, including any Units that may become outstanding after the date of the Offer but before the Expiry Time on the conversion, exchange or exercise of any securities that are convertible into, exchangeable or exercisable for Units, except for all of the outstanding Class B LP Units, on the basis of 0.05 of a Convertible Debenture per Unit.
Fractional Convertible Debentures will not be issued in connection with the Offer. A Unitholder will receive that number of Convertible Debentures to which he, she or it would be entitled rounded down to the nearest whole number of Convertible Debentures. Excess Units deposited by such Depositing Unitholders that are not paid for with Convertible Debentures will be paid for in cash. By way of example, for every 30 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $100 Convertible Debenture and $50 in cash.
The obligation of the Offeror to take up and pay for the Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.
Recommendation
Following receipt of the favourable recommendation of the Special Committee, the Board of Trustees has unanimously determined (subject to the abstentions referred to below) that the Offer is fair to the Unitholders (other than Boralex) and is in the best interests of the Fund and such Unitholders, and unanimously recommends (subject to the abstentions referred to below) that Unitholders (other than Boralex) ACCEPT the Offer and TENDER their Units. The three nominees of Boralex on the Board of Trustees, Messrs. Bernard Lemaire, Patrick Lemaire and Yves Rheault, abstained from voting in respect of the Board of Trustees resolution referred to above.
The Offeror
The Offeror is a corporation incorporated under the CBCA. The Offeror was formed and organized solely for the purpose of making the Offer and has not carried on any activities other than those incidental to its formation and those relating to the making of the Offer. The registered office of the Offeror is located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1.
The Offeror is a wholly-owned subsidiary of Boralex.
Boralex Shares are listed for trading on the TSX under the symbol “BLX”. Boralex is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the Canadian Securities Regulatory Authorities. Such documents are available at www.sedar.com.
See “The Offeror” in Section 1 of the Circular.
The Fund
The Fund is an unincorporated, open-ended limited purpose trust established under the Laws of the Province of Québec on December 20, 2001 by the Trust Agreement. The business of the Fund is administered through Boralex Power, a wholly-owned subsidiary of Boralex and has no employees. The registered office of the Fund is located at 36 Lajeunesse St. Kingsey Falls, Québec, J0A 1B0, and its principal office is located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1.
The Fund, directly though BPT and indirectly through the Partnership owns an interest in ten power generating facilities located in the Province of Québec, Canada and in the State of New York, USA consisting of seven Hydro facilities, two biomass facilities and one gas-fired facility.
The Units are listed for trading on the TSX under the symbol “BPT.UN”. The Fund is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the Canadian Securities Regulatory Authorities. Such documents are available at www.sedar.com.
See “Boralex Power Income Fund” in Section 2 of the Circular.

Terms of the Convertible Debentures
The Convertible Debentures will bear interest at an annual rate of 6.25% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2010, and will mature on June 30, 2017. The Convertible Debentures will be unsecured, and the payment of the principal of, and interest on, the Convertible Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below).
Each Convertible Debenture will be convertible into Boralex Shares at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a conversion price of $17.00 per Boralex Share, being a ratio of approximately 5.88235 Boralex Shares per $100 principal amount of Convertible Debentures, subject to adjustment in certain events (including the payment of dividends by Boralex). The Boralex Shares are listed for trading on the TSX under the symbol “BLX”. The closing price of the Boralex Shares on May 3, 2010, the last day of trading prior to the announcement of the Offeror’s intention to make the Offer, was $9.36.
The Convertible Debentures will not be redeemable before the date that is three years from the date of issuance of the Convertible Debentures. On and after such date and prior to the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures will be redeemable at Boralex’s option at par plus accrued and unpaid interest, provided that the weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On and after the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures will be redeemable at Boralex’s option at any time at par plus accrued and unpaid interest.
Subject to any required regulatory approval and provided no event of default has occurred and is continuing, Boralex will have the option to satisfy its obligations to pay on redemption or maturity, the principal amount of and premium (if any) on the Convertible Debentures, in whole or in part, by delivering freely tradeable Boralex Shares. Any accrued and unpaid interest will be paid in cash or using the proceeds of the sale of shares by the Debenture Trustee (as defined below) issued by Boralex following a Share Interest Payment Election.
Benefits of and Reasons to Accept the Offer
The Offeror believes that the Offer is in the best interests of Unitholders for a number of reasons, including the following: the recommendation of the Board of Trustees; the conclusions of the independent Valuation and the Fairness Opinion; terms of the Convertible Debentures; attributes of the combined entity; the removal of uncertainty surrounding taxation of the Fund; that Boralex is a natural buyer of the Fund; and other important factors.
See “Benefit of and Reasons to Accept the Offer” in Section 4 of the Circular.
Purpose of the Offer and Plans for the Fund
The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units. If the conditions to the Offer are satisfied or waived and the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror intends to acquire any Units not deposited under the Offer by way of a Compulsory Acquisition, if available, or by way of a Subsequent Acquisition Transaction, in each case for consideration per Unit at least equal in value to and in the same form as the consideration paid to Unitholders under the Offer. See “Acquisition of Units Not Deposited Under the Offer” in Section 21 of the Circular.
If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Units from the TSX and, subject to applicable Securities Laws, to cause the Fund to cease to be a reporting issuer under the Securities Laws of each province of Canada in which it is a reporting issuer.
See “Purpose of the Offer” in Section 5 of the Circular and “Plans for the Fund” in Section 6 of the Circular.
Support Agreement
On May 3, 2010, Boralex, the Fund and Boralex Power entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by Boralex, directly or through a wholly-owned direct or indirect subsidiary. See Section 14 of the Circular, “Arrangements, Agreements or Understandings — Support Agreement”.

Conditions of the Offer
Notwithstanding any other provision of the Offer, and subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, the Offeror has the right to withdraw or terminate the Offer (or amend the Offer to postpone taking-up and paying for Units deposited under the Offer) and will not be required to take up or pay for any Units deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time. Such conditions include, among other things, there being validly deposited under the Offer and not properly withdrawn that number of Units which constitutes (a) at least a majority of the total number of Units issued and outstanding not including those Units beneficially owned, or over which control is exercised, by Boralex and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable Securities Laws, including MI 61 101) has been obtained in respect thereof and (b) together with the Class B LP Units owned by Boralex and its joint actors, at least 66 2/3% of the outstanding Units (calculated on a fully-diluted basis).
The Boralex Shares are listed for trading on the TSX under the symbol “BLX”. The TSX has conditionally approved the listing of the Convertible Debentures and the Boralex Shares issuable on conversion, redemption or maturity of the Convertible Debentures on the TSX. Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before July 30, 2010. The Offer is subject, among other things, to obtaining Boralex Shareholder Approval as required by applicable TSX rules. Boralex has submitted to the TSX written evidence of the authorization and approval of the issuance of Convertible Debentures from shareholders of Boralex holding more than 50% of the Boralex Shares that are familiar with the terms of the Offer, and, in accordance with applicable TSX rules, intends to rely on such written evidence to proceed with the issuance of the Convertible Debentures without holding a shareholder meeting to formally approve such issuance.
See “Conditions of the Offer” in Section 4 of the Offer.
Time For Acceptance
The Offer is open for acceptance until 7:00 p.m. (Montréal time) on June 28, 2010, or such later time or times and date or dates to which the Offer may be extended in compliance with applicable Laws, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may in its sole discretion, but subject to applicable Laws, extend the Expiry Time, as described under “Time for Acceptance” in Section 2 of the Offer and “Extension, Variation or Change in the Offer” in Section 5 of the Offer.
Manner of Acceptance
Registration of interests in and transfers of Units may currently only be made through a book-entry only system administered by CDS. As such, in order to deposit Units under the Offer, Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. Unitholders should contact their broker or other nominee for assistance. See “Manner of Acceptance” in Section 3 of the Offer.
Take up and Payment for Deposited Units
If all the terms and conditions of the Offer have been complied with or waived by the Offeror at or prior to the Expiry Time, the Offeror shall take up and pay for all of the Units validly deposited under the Offer, and not properly withdrawn, as soon as possible, but in any event not later than three business days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.
See Section 6 of the Offer, “Take Up Of and Payment For Deposited Units”.
Acquisition of Units Not Deposited Under the Offer
If the conditions to the Offer are satisfied or waived and the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror currently intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Units not deposited under the Offer. In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to amend the Trust Agreement as described under Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer — Special Resolutions”. The Trust Agreement permits such amendments and the Special Resolutions to be approved in writing by Unitholders holding 66 2/3% or more of the outstanding Units. A Unitholder, through a nominee or participant, who uses CDS’s online tendering system, to accept the

Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such Unitholder irrevocably approves the Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Special Resolutions as is described under Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer — Special Resolutions”. Accordingly, by tendering to the Offer, Depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and the amendments to the Trust Agreement to be implemented in order to permit the Offeror to acquire all of the Units not deposited under the Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.
See Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer— Special Resolutions”.
Certain Canadian Federal Income Tax Considerations
In general, a Unitholder who is resident in Canada, who holds Units as capital property and who disposes of Units to the Offeror in exchange for Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Units to the Unitholder.
For these purposes, except as otherwise noted above, the proceeds of disposition of the Units will be equal to the aggregate fair market value of the Convertible Debentures received with any cash portion in exchange for the Units.
The tax consequences to a former Unitholder who is resident in Canada of holding and/or disposing of Convertible Debentures acquired pursuant to the Offer are described in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
The foregoing is only a brief summary of the Canadian federal income tax consequences applicable to Unitholders who are resident in Canada and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular.
All Unitholders are advised to seek their own tax advice with respect to the disposition of their Units pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and with respect to the holding and disposition of Convertible Debentures.
Certain United States Federal Income Tax Considerations
In general, for United States federal income tax purposes, the exchange of Units for Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will constitute a taxable transaction. A United States Holder generally should recognize gain or loss on the exchange in an amount equal to the difference, if any, between (a) the amount of cash in lieu of a fractional Convertible Debenture plus the fair market value of the Convertible Debentures received and (b) such United States Holder’s adjusted tax basis in the Units exchanged. Any gain recognized in the exchange generally will be United States source income for United States foreign tax credit purposes, and such gain generally will be long-term capital gain if the Units are held for more than one year. The holding period of the Convertible Debentures in the hands of a United States Holder will begin on the day following the exchange, and the tax basis of such debentures should be equal to the fair market value of the Convertible Debentures received in the exchange.
In addition, Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”, describes certain general tax consequences to a former Unitholder of holding and/or disposing of Convertible Debentures acquired pursuant to the Offer and of Boralex Shares into which such debentures are convertible.
The foregoing is only a brief summary of the United States federal income tax consequences applicable to Unitholders who are United States Holders and is qualified by the more detailed general description of United States federal income tax considerations under “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular.
All Unitholders are advised to seek their own tax advice with respect to the disposition of their Units pursuant to the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, and with respect to the holding and disposition of Convertible Debentures.

Risks Relating to the Offer
An investment in Convertible Debentures and the proposed acquisition of the Fund by the Offeror are subject to certain risks and uncertainties. In assessing the Offer, Unitholders should carefully consider the risks and uncertainties described under Section 24 of the Circular, “Risks Relating to the Offer” and the other risks and uncertainties described or referred to in Boralex’s AIF, Boralex’s Annual MD&A and Boralex’s Interim MD&A, which are incorporated by reference into the Offer and Circular.
Depositary, Information Agent and Dealer Manager
The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Units and accompanying Letter of Acceptance and Transmittal deposited under the Offer at its office in Montréal, Québec. In addition, the Depositary will also be responsible for giving certain notices, if required, and for making payment for all Units purchased by the Offeror under the Offer, and facilitating book-entry transfers of Units pursuant to the Offer.
Contact details for the Depositary are provided at the end of the Offer and Circular.
Boralex has also retained Georgeson to act as Information Agent to provide information to Unitholders in connection with the Offer. Georgeson in its capacity as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Questions and requests for assistance may be directed to the Information Agent at 1 866 656-4104 (toll free in North America).
Boralex has retained TD Securities Inc. to act as Dealer Manager for the Offer for the purpose of soliciting acceptances of the Offer from Unitholders resident in Canada and, through its affiliate, in the United States and to form a Soliciting Dealer Group. See Section 27 of the Circular, “Depositary, Information Agent and Dealer Manager”.
Summary Historical and Unaudited Pro Forma Consolidated Financial Information
The table set out below include a summary of: (a) Boralex’s historical consolidated financial information as at and for the years ended December 31, 2009 and 2008 and Boralex’s consolidated unaudited interim financial information as at and for the three month periods ended March 31, 2010 and 2009, (b) the Fund’s historical financial information as at and for the years ended December 31, 2009 and 2008 and the Fund’s consolidated unaudited interim financial information as at and for the three month periods ended March 31, 2010 and 2009, and (c) unaudited pro forma consolidated financial information for Boralex as at and for the three month period ended March 31, 2010 and for the year ended December 31, 2009. The historical financial information of Boralex as at and for the years ended December 31, 2009 and 2008 has been derived from and should be read in conjunction with Boralex’s audited consolidated financial statements for the equivalent periods, and the historical financial information of Boralex as at and for the three month periods ended March 31, 2010 and 2009 has been derived from and should be read in conjunction with Boralex’s unaudited interim consolidated financial statements for the equivalent periods, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com. The historical financial information for the Fund as at and for the years ended December 31, 2009 and 2008 has been derived from and should be read in conjunction with the Fund’s audited financial statements for the equivalent periods and the historical financial information of the Fund as at and for the three month periods ended March 31, 2010 and 2009 has been derived from the Fund’s unaudited interim consolidated financial statements for the equivalent periods, which are available on SEDAR at www.sedar.com. See the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the unaudited pro forma consolidated financial information was derived.
The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Boralex and the accompanying notes thereto attached as Schedule “A” to the Circular. The summary unaudited pro forma consolidated financial information for Boralex gives effect to the proposed acquisition of the Fund as if such acquisition had occurred as at March 31, 2010 for the purposes of the unaudited pro forma consolidated balance sheet information and as at January 1, 2009 for the purposes of the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2009 and for the three month period ended March 31, 2010. In preparing the unaudited pro forma consolidated financial statements, management of Boralex has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Boralex to identify accounting policy differences between the Fund and Boralex where the impact was potentially material and could be reasonably estimated. Management of Boralex believes that the accounting policies of Boralex and the Fund used in the preparation of these unaudited pro forma consolidated financial statements are substantially consistent. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Boralex and accompanying notes included in Schedule “A” to the Circular.
Selected Consolidated Financial Information
Boralex Inc.

	Pro Forma		Historical
			Three-month period Ended
	Three-month				Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Earnings Data
Revenues from energy sales	79,978	286,975	51,004	57,198	184,779	197,246
Operating income before amortization	35,809	111,070	17,632	20,952	57,325	68,835
Financing costs	11,560	36,980	5,762	3,418	13,727	13,806
Net earnings (loss)	(3,043)	2,226	1,348	7,212	24,439	20,410

Net earnings (loss) per Class A share (basic and diluted)	(0.08)	0.06	0.04	0.19	0.65	0.54
Weighted average number of Class A shares outstanding	37,740,921	37,740,921	37,740,921	37,740,921	37,740,921	37,739,840

Balance Sheet Data (at end of period)
Cash and cash equivalents	83,635		66,388		37,821	69,195
Property, plant and equipment	702,173		414,112		413,539	330,443
Total assets	1,174,353		776,416		663,767	622,954
Total debt (1)	652,834		339,692		230,389	187,445
Shareholder’s equity (3)	392,715		327,459		340,030	362,720

Other Data
Adjusted Net Earnings (2)	10,109	9,661	5,483	6,730	14,232	20,410
Adjusted Net Earnings per Class A share (basic and diluted) (2)	0.27	0.26	0.15	0.18	0.38	0.54

Boralex Power Income Fund

	Historical
	Three-month period Ended
			Year Ended	Year Ended
(in thousands of dollars, except per share amounts	March 31,	March 31,	December 31,	December 31,
and number of shares)	2010	2009	2009	2008
Earnings Data
Revenues from energy sales	28,974	32,250	102,196	109,343
Operating income before amortization	16,716	18,731	51,655	57,724
Financing costs	1,895	1,890	7,749	7,740
Net earnings (loss)	(3,228)	9,886	(10,864)	(5,839)

Net earnings (loss) per trust unit (basic and diluted)	(0.05)	0.17	(0.18)	(0.10)
Weighted average number of units outstanding	59,067,992	59,067,992	59,067,992	59,067,992

Balance Sheet Data (at end of period)
Cash and cash equivalents	17,247		15,867	18,846
Property, plant and equipment	288,061		311,735	376,316
Total assets	380,278		405,783	486,861
Total debt (1)	105,178		107,234	119,211
Unitholders’ equity	233,163		244,352	305,884

(1)	Total debt represents long-term debt and current portion of long-term debt net of financing costs.

(2)	Adjusted Net Earnings represents net earnings (loss) attributable to Boralex as determined in accordance with GAAP as further adjusted to exclude the impact of specific items. Specific items include charges for impairment of assets, debt restructuring charges, gain or loss on sale of subsidiary or business units, dilution gain or loss and other significant items of an unusual nature (herein referred to as “Specific Items”).

We have included Adjusted Net Earnings and Adjusted Net Earnings per Class A share to provide investors with a supplemental measure of our operating performance. We believe Adjusted Net Earnings and Adjusted Net Earnings per Class A share are important supplemental measures of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on Canadian GAAP financial measures. We also believe that securities analysts, investors and other interested parties frequently use these measures in the evaluation of issuers. Our management also uses these measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our future debt service, capital expenditure and working capital requirements. Adjusted Net Earnings and Adjusted Net Earnings per Class A share are not presentations made in accordance with Canadian GAAP.

As discussed above, we believe that the presentation of Adjusted Net Earnings and Adjusted Net Earnings per Class A share in this Offer and Circular is appropriate. However, these measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP. We primarily rely on our results as reported in accordance with Canadian GAAP and use Adjusted Net Earnings and Adjusted Net Earnings per Class A share only as supplemental measures. The Corporation’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures that may be presented by other companies, and therefore should not be considered in isolation.

The table reconciles net earnings (loss) as reported to adjusted net earnings:

	Pro Forma		Historical
			Three-month period Ended
	Three-month				Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Net earnings (loss)	(3,043)	2,226	1,348	7,212	24,439	20,410
Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	11,756	21,782	2,739	—	4,140	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	1,915	—	1,915	—	—	—
Gain on sale of subsidiary	(519)	—	(519)	—	—	—
Gain on disposal of investment in subsidiary	—	(482)	—	(482)	(482)	—
Gain on dilution	—	(13,865)	—	—	(13,865)	—

Total impact of specific items	13,152	7,435	4,135	(482)	10,207	—

Adjusted Net Earnings	10,109	9,661	5,483	6,730	14,232	20,410

This table reconciles net earnings (loss) per Class A share as reported to adjusted net earnings per Class A share:

	Pro Forma		Historical
			Three-month period Ended
	Three-month				Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Net earnings (loss) per Class A share (basic and diluted)	(0.08)	0.06	0.04	0.19	0.65	0.54

Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	0.31	0.58	0.07	—	0.11	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	0.05	—	0.05	—	—	—
Gain on sale of subsidiary	(0.01)	—	(0.01)	—	—	—
Gain on disposal of investment in subsidiary	—	(0.01)	—	(0.01)	(0.01)	—
Gain on dilution	—	(0.37)	—	—	(0.37)	—

Total impact of specific items	0.35	0.20	0.11	(0.11)	(0.27)	—

Adjusted Net Earnings per Class A share (basic and diluted)	0.27	0.26	0.15	0.18	0.38	0.54

(3)	The unaudited pro forma consolidated financial information has been prepared giving effect to the early adoption of CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.

OFFER
The accompanying Circular and Letter of Acceptance and Transmittal are incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer where not otherwise defined herein, are defined in the Section entitled “Definitions”.
     May 18, 2010
TO: UNITHOLDERS OF BORALEX POWER INCOME FUND
1. The Offer
The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Units, including any Units that may become outstanding after the date of the Offer but before the Expiry Time on the conversion, exchange or exercise of any securities that are convertible into, exchangeable or exercisable for Units except for all the outstanding Class B LP Units, on the basis of 0.05 of a Convertible Debenture per Unit.
Fractional Convertible Debentures will not be issued in connection with the Offer. A Unitholder will receive that number of Convertible Debentures to which they would be entitled to pursuant this Offer rounded down to the nearest whole number of Convertible Debentures. Excess Units deposited by such Depositing Unitholder that are not paid for with Convertible Debentures will be paid for in cash. By way of example, for every 30 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $100 Convertible Debenture and $50 in cash.
The Units are listed for trading on the TSX under the symbol “BPT.UN”. The closing price of the Units on May 3, 2010, the last trading day prior to the announcement of the Offeror’s intention to make the Offer, was $4.61
The Board of Trustees established the Special Committee to, among other things, advise the Board of Trustees with respect to the Offer. The Special Committee has unanimously determined that the Offer is fair to Unitholders (other than Boralex) and is in the best interests of the Fund and such Unitholders and has unanimously recommended that the Board of Trustees recommend that the Unitholders (other than Boralex) ACCEPT the Offer and TENDER their Units.
Following receipt of the favourable recommendation of the Special Committee, the Board of Trustees has unanimously determined (subject to the abstentions referred to below) that the Offer is fair to the Unitholders (other than Boralex) and is in the best interests of the Fund and such Unitholders, and unanimously recommends (subject to the abstentions referred to below) that Unitholders (other than Boralex) ACCEPT the Offer and TENDER their Units. The three nominees of Boralex on the Board of Trustees, Messrs. Bernard Lemaire, Patrick Lemaire and Yves Rheault, abstained from voting in respect of the Board of Trustees resolution referred to above.
For further information, see the Trustee’s Circular accompanying this Offer and Circular.
As at May 18, 2010, 45,300,002 Units were issued and outstanding (59,067,992 Units calculated on a fully-diluted basis).
The obligation of the Offeror to take up and pay for Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”. The accompanying Circular is incorporated by reference in and forms a part of the Offer.
2. Time for Acceptance
The Offer is open for acceptance until 7:00 p.m. (Montréal time) on June 28, 2010 or such later time or times and date or dates to which the Offer may be extended in accordance with the applicable Laws, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to the applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer. No Units will be taken up and paid for pursuant to the Offer prior to the Expiry Time.
3. Manner of Acceptance
Units
Registration of interests in and transfers of Units may currently only be made through a book-entry only system administered by CDS. Unitholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a book-entry confirmation through CDS’s online tendering system is received by the Depositary at its offices in Montréal, Québec prior to the Expiry Date. As such, in order to tender their Units to the Offer, Unitholders must complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee. Unitholders should contact their investment dealer, broker or other nominee for assistance.
The Depositary will establish an account at CDS for purposes of the Offer. Any financial institution that is a participant may make book-entry delivery of the Units through CDS’s online tendering system by causing CDS to transfer such Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Units to the Depositary by means of a book-entry transfer through CDS’s online tendering system will constitute a valid tender under the Offer.
Unitholders whose Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Units.
All Unitholders whose Units are deposited by CDS through their investment dealer, broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against that Unitholder. A copy of the Letter of Acceptance and Transmittal may be obtained without charge at www.sedar.com or from the Depositary at the address indicated on the last page of the Circular.
General
All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Units and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units (and any Other Property) and accompanying documents. There is no duty or obligation on the part of the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of Units and no liability will be incurred by any of them for not giving any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Circular and Letter of Acceptance and Transmittal) will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.
Each Unitholder using CDS’s online tendering system, through a nominee or participant, to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS will be deemed to have made the representations and warranties that: (a) each Depositing Unitholder has full power and authority to deposit, sell, assign and transfer the Units and any Other Property being deposited; (b) each Depositing Unitholder owns the Units and any Other Property being deposited free and clear of any encumbrances and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any such Units (and any Other Property) to any other Person; (c) the deposit of such Units (and any Other Property) being deposited complies with applicable Laws; and (d) if and when such Units (and any Other Property) being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of any encumbrances.
A Unitholder, through a nominee or participant, who uses CDS’s online tendering system, to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such Unitholder irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other Persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders with respect to the Units deposited to the Offer on their behalf and not at such time validly withdrawn (the “Deposited Units”), effective from the Expiry Time, with full power of substitution, in the name of and on behalf of CDS and the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of the Special Resolution. See Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer — Special Resolutions”. The power of attorney granted to the Offeror in the Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consent or directions in respect of the Special Resolutions will only be used and relied upon if the Offeror intends to proceed with the take up and payment of Deposited Units.
In addition, the deemed execution of the Letter of Acceptance and Transmittal irrevocably constitutes and appoints the Offeror, and any other Persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders with respect to the Deposited Units taken up by the Offeror (the “Purchased Securities”), including any and all rights and benefits arising from the Purchased Securities, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Purchased Securities, or any of them, on or after the date of the Offer, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the “Other Property”), effective from and after the time that such Purchased Securities are taken up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest):
(a)	to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

(b)	to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments or proxy any Person or Persons as the proxy of CDS, on behalf of the Depositing Unitholders in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Depositing Unitholders any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Depositing Unitholders and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Depositing Unitholders in respect of such Other Property for all purposes; and

(d)	to exercise any other rights of a holder of Purchased Securities (and any Other Property).
A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Depositing Unitholder at any time with respect to the Deposited Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Units (and Other Property) unless the Deposited Units are not taken up and paid for by the Offeror or are validly withdrawn in accordance with ''Right to Withdraw Deposited Units’’ in Section 7 of the Offer.
A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions, consents or directions the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.
A Depositing Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after the date hereof, the Fund should declare or pay any distribution (other than Permitted Distributions) on the Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Unit that, in each case, is or are payable or distributable to Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of such dividends, distributions (other than Permitted Distributions), payments, rights or interests relating to the Purchased Units deposited to the Offer by CDS or the Depositing Unitholders and not validly withdrawn will be required to be received and held by CDS and the Depositing Unitholders for the account of the Offeror in the event it takes up such Units and by tendering to the Offer a Depositing Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein. Alternatively, if any such dividend, distribution (other than Permitted Distributions), payment, right or interest is delivered or paid to any Depositing Unitholder, then, if the Offeror takes up and pays for such Depositing Unitholder’s Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividend, distribution (other than Permitted Distributions), payment, right or interest from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Unitholder.
The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.
Further Assurances
A Depositing Unitholder that accepts the Offer (including by making a book-entry transfer into the Depositary’s account with CDS and who is deemed to have completed and submitted a Letter of Acceptance and Transmittal) covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units and any Other Property to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the maximum extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein will be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.
4. Conditions of the Offer
The Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Units deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time, the whole subject to the provisions of the Support Agreement,:
(a)	there shall have been validly deposited under the Offer and not withdrawn that number of Units constituting (i) at least a majority of the total number of Units issued and outstanding not including those Units beneficially owned, or over which control is exercised, by Boralex and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable Securities Laws, including MI 61-101) has been obtained in respect thereof and (ii) together with Units, Exchangeable Units and other securities exchangeable into Units held by Boralex or any of its associates, affiliates or subsidiaries, at least 66 2/3% of the Units (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)	all Required Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably, and:

(c)	no act, action, suit or proceeding shall have been threatened in writing or taken by any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, and no Law shall have been proposed with retroactive effect, amended, enacted, promulgated or applied, in either case:
(i)	to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Units or the right of the Offeror to own or exercise full rights of ownership of the Units;

(ii)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect with respect to the Fund; or

(iii)	seeking to prohibit the Offeror from effectively controlling in any material respect the business or operations of the Fund or any of its subsidiaries;
(d)	there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Units deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall not exist or have occurred a Material Adverse Effect with respect to the Fund;

(f)	the Board of Trustees (excluding any trustee who is a director, officer or employee of Boralex or any of its affiliates) shall not have withdrawn any recommendation made by it that Unitholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(g)	the Support Agreement shall not have been terminated by the Fund or Boralex in accordance with its terms;

(h)	all representations and warranties of the Fund in the Support Agreement shall be true and correct as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except for any breach or failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, constitute, or could reasonably be expected to result in, a Material Adverse Effect with respect to the Fund or prevent, restrict or materially delay the consummation of the Offer (unless the fact that such representations and warranties were untrue or incorrect (i) was known or should have been known to Boralex Power or Boralex as of the date of the Support Agreement, (ii) was the result of any action taken by Boralex Power or Boralex or any failure to take any action or (iii) was the result of a breach by Boralex Power or Boralex of its representations, warranties, covenants and obligations hereunder);

(i)	the Fund shall have observed and performed its covenants and obligations in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Fund at or prior to the Expiry Time, except for breaches that, individually or in the aggregate, do not, and could not reasonably be expected to, have a Material Adverse Effect with respect to the Fund or prevent, restrict or materially delay the consummation of the Offer (unless the breach by the Fund (i) was the result of any action taken by Boralex Power or Boralex or any failure to take any action or (ii) was the result of a breach by Boralex Power or Boralex of its representations, warranties, covenants and obligations hereunder); and

(j)	Boralex Shareholder Approval shall have been obtained.
The foregoing conditions are for the exclusive benefit of Boralex and the Offeror and may be asserted by Boralex or the Offeror regardless of the circumstances giving rise to any such condition. Subject to the terms of the Support Agreement and applicable Laws, Boralex or the Offeror may, in its sole discretion, modify or waive any of the foregoing conditions, including extensions to the period during which Units may be deposited under the Offer, at any time and from time to time, without prejudice to any other rights which Boralex or the Offeror may have. The failure by Boralex or the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.
Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Boralex to that effect, to the Depositary at its office in Montréal, Québec. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Unitholders in the manner set forth in Section 11 of the Offer, “Notice and Delivery” and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Units deposited under the Offer.
5. Extension, Variation or Change in the Offer
The Offer will be open for acceptance until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.
Subject to the terms of the Support Agreement and applicable Laws, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, during the period of the Offer (or otherwise as permitted by applicable Law) to extend the Expiry Time or to otherwise vary the terms of the Offer, by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Montréal, Québec. Upon the giving of such notice or other communication extending the Expiry Time, the Expiry Time shall be, and be deemed to be, so extended. The Offeror, as soon as practicable thereafter, will cause the Depositary to communicate such notice, in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all Unitholders whose Units have not been taken up at the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of such notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montréal, Québec.

Where the terms of the Offer are varied (except a variation consisting solely of the waiver of a condition and any extension of the Offer resulting from the waiver), the Offer will not expire before ten days after the notice of such variation has been sent to Unitholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by any Governmental Entities.
If, at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer, a change occurs in the information contained in the Offer or Circular, as amended, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will promptly give written notice of such change to the Depositary at its office in Montréal, Québec and will cause the Depositary to provide a notice of change in the required form in the manner set forth under “Notice and Delivery” in Section 11 of the Offer to all Unitholders whose Units have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and file a copy of the notice of change with the Canadian Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Montréal, Québec.
Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been fulfilled or complied with or waived, unless the Offeror first takes up all Units then deposited under the Offer and not withdrawn.
During any such extension, or in the event of any variation or change in information, all Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under “Right to Withdraw Deposited Units” in Section 7 of this Offer. An extension of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under “Conditions of the Offer” in Section 4 of the Offer.
If, prior to the Expiry Time, the consideration being offered for the Units under the Offer is increased, the increased consideration will be paid to all Depositing Unitholders whose Units are taken up under the Offer, whether or not such Units were taken up before such increase.
6. Take Up Of and Payment For Deposited Units
If all the terms and conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all Units validly deposited under the Offer and not properly withdrawn pursuant to Section 7 of the Offer, “Right to Withdraw Deposited Units”, as soon as possible, but in any event not later than three business days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit.
For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Units validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary, at its principal office in Montréal, Québec, to that effect and as required by applicable Laws.
The Offeror reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for any Units or to terminate the Offer and not take up or pay for any Units if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived (to the extent such waiver is permitted in the conditions) by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Montréal, Québec. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up or paying for the Units in order to comply, in whole or in part, with any applicable Laws or regulatory approvals (including stock exchanges and securities or regulatory authorities). The Offeror will not, however, take up and pay for any Units deposited under the Offer unless it simultaneously takes up and pays for all Units then validly deposited under the Offer.
The Offeror will pay for Units validly deposited under the Offer and not withdrawn through the issuance of a global certificate representing the Convertible Debentures being issued in exchange therefore to CDS for the account of the Participants of the Depositing Unitholders. The Depositary will act as agent of the Unitholders who have deposited Units in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payments to such

Unitholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payments by Persons depositing Units. Under no circumstances will interest or other amounts accrue or be paid by the Offeror to Depositing Unitholders on the purchase price of such Units purchased by the Offeror, regardless of any delay in making such payment.
Settlement with each Depositing Unitholder will be effected by the Depositary and the applicable Unitholders by CDS crediting the securities ledger position of the ledger account maintained by the applicable CDS participant in the amount of issued Convertible Debentures and each Participant issuing the Convertible Debentures and/or payment to the Depositing Unitholder that it represents is entitled.
Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder.
Fractional Convertible Debentures shall not be issued. Cash shall be paid to such Unitholders in lieu of any fractional Convertible Debentures payable under the Offer.
7. Right to Withdraw Deposited Units
Withdrawals of Units deposited pursuant to the Offer must be effected via CDS and through a Unitholder’s investment dealer, broker or other nominee. A notice of withdrawal of Units deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed notice of withdrawal. Unitholders should contact their investment dealer, broker or other nominee for assistance.
Except as otherwise provided in this Section 7 or otherwise required by applicable Law, all deposits of Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Units deposited under the Offer may be withdrawn at the place of deposit by or on behalf of the Depositing Unitholder:
(a)	at any time before the Units have been taken up by the Offeror;

(b)	if the Units have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time prior to the expiration of ten days from the date upon which either:
(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or Circular, as amended, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);
is delivered to CDS as the registered holder of all Units, and is mailed, delivered or otherwise properly communicated to Unitholders (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Units have not been taken up by the Offeror at the date of the notice of change or notice of variation, as the case may be.
A Unitholder’s investment dealer, broker or other nominee may set deadlines for the withdrawal of Units deposited to the Offer that are earlier than those specified above. Unitholders should contact their investment dealer, broker or other nominee for assistance.
If the Offeror is delayed in taking up or paying for Units or is unable to take up or pay for Units, then, without prejudice to the Offeror’s other rights, Units deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Units may not be withdrawn except to the extent that Depositing Unitholders are entitled to withdrawal rights as set forth in this Section 7.
All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

Any Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited subsequently at or prior to the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.
In addition to the foregoing rights of withdrawal, Unitholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See “Offerees’ Statutory Rights” in Section 31 of the Circular. Such rights may have to be exercised by CDS on behalf of a Depositing Unitholder. Depositing Unitholders should contact their investment dealer, broker or other nominee for assistance.
8. Return of Deposited Units
If any Deposited Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Units will be returned to the Depositing Unitholder as soon as is practicable following the termination of the Offer. The Offeror understands that CDS will credit the securities ledger position of the ledger account maintained by the applicable Participant in the amount of the unpurchased Units.
9. Mail Service Interruption
Notwithstanding the provisions of the Offer, the Circular or the Letter of Acceptance and Transmittal, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Montréal, Québec until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under “Take Up Of and Payment For Deposited Units” in Section 6 of the Offer any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the Depositing Unitholder at the office of the Depositary in Montréal, Québec. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under “Notice and Delivery” in Section 11 of the Offer.
10. Changes in Capitalization, Distributions, Liens
If, on or after the date of the Offer, the Fund or the Partnership or any other subsidiary of the Fund should divide, combine reclassify, consolidate or convert or otherwise change any of the Units or otherwise change its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer entitled “Conditions of the Offer”, may make such adjustments as it considers appropriate to the consideration being offered for the Units and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefore) to reflect that division, combination, reclassification, consolidation, conversion or other change.
Units acquired pursuant to the Offer shall be transferred by the Depositing Unitholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others of any nature or kind whatsoever but together with all rights and benefits arising therefrom, including the right to all Other Property. See “Manner of Acceptance” in Section 3 of the Offer.
Unitholders will be entitled to Permitted Distributions up to the Expiry Time, whether or not such Unitholders deposit Units to the Offer prior to the Expiry Time. If the Fund or the Partnership should, on or after the date of the Offer, declare or pay any distribution on the Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Unit that is not a Permitted Distribution which is payable or distributable to Unitholders on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions, payments, rights or interests relating to Units deposited under the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Units. Alternatively, if any such distribution, payment, right or interest is delivered or paid to any Depositing Unitholder, then, if the Offeror takes up and pays for such Depositing Unitholders’ Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution, payment, right or interest from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Unitholder.
The declaration or payment of any distribution may have tax consequences not discussed in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 23 of the Circular “Certain United States Federal Income Tax Considerations”.

11. Notice and Delivery
Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Law, any notice that the Offeror or the Depositary may give or cause to be given to Unitholders under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and, unless otherwise specified by applicable Law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Unitholders and notwithstanding any interruption of mail services in Canada following mailing.
The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to its Participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.
If mail service is interrupted following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Unitholders if it is published once in the National Edition of The Globe and Mail or the National Post, together with La Presse or Le Devoir, or it is given to the CNW Group for dissemination through its facilities.
Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address of the Depositary in Montréal, Québec listed in the Letter of Acceptance and Transmittal.
12. Acquisition of Units Not Deposited Under The Offer
If the Offeror takes up and pays for Units validly tendered under the Offer, the Offeror has agreed to complete a Compulsory Acquisition or to take commercially reasonable efforts to carry out a Subsequent Acquisition Transaction to acquire all of the Units not tendered under the Offer as more particularly described below and in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional Units, or acquiring the Fund’s assets by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror or Boralex, and/or its affiliates and the Fund. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer. These transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the consideration offered pursuant to the Offer. See Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
13. Market Purchases
The Offeror may acquire, directly or indirectly, or cause an affiliate to acquire beneficial ownership of Units as permitted by applicable Law, at any time beginning on the third business day following the date of the Offer and from time to time before the Expiry Time. Under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, the Offeror may purchase Units other than under the terms of the Offer provided:
(a)	the aggregate number of Units beneficially acquired does not exceed 5% of the outstanding Units as of the date of the Offer;

(b)	the purchases are made in the normal course through the facilities of the TSX;

(c)	the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 immediately after the close of business of the TSX on each day in which Units have been purchased; and

(d)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their respective agents.
Purchases pursuant to Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

In no event will the Offeror make any such purchases of Units through the facilities of the TSX until the third clear trading day following the date of the Offer.
Although the Offeror has no present intention to sell Units purchased under the Offer, the Offeror reserves the right to make or to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Units after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104.
14. Other Terms of the Offer
No Person has been authorized to give any information or make any representation on behalf of the Offeror or its affiliates other than as contained in the Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror. No stockbroker, investment dealer or other Person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer.
The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian Securities Laws with respect to the Offer. Unitholders are urged to refer to the accompanying Circular for additional information relating to the Offer.
The Offer and all contracts resulting from the acceptance of the Offer shall be governed by, and construed in accordance with, the Laws of the Province of Québec and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Québec.
This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.
In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.
The provisions of the Circular and the Letter of Acceptance and Transmittal accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including the satisfaction of the conditions of the Offer), Circular and Letter of Acceptance and Transmittal the validity of any acceptance of the Offer and the validity of any withdrawals of Units.
Dated: May 18, 2010

7503679 CANADA INC. (signed) Patrick Lemaire Patrick Lemaire President

BORALEX INC. (signed) Patrick Lemaire Patrick Lemaire Chief Executive Officer

CIRCULAR
This Circular is furnished in connection with the accompanying Offer dated May 18, 2010 by the Offeror to purchase, upon the terms and subject to the conditions of the Offer, all of the outstanding Units, including any Units that may become outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of securities of the Fund or the subsidiaries of the Fund that are convertible into or exchangeable or exercisable for Units, excluding Units or Exchangeable Units controlled by the Offeror. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular have the meanings set out under the caption ‘‘Definitions’’.
Except as otherwise indicated, the information concerning the Fund contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of the Fund on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer.
1. The Offeror
The Offeror is a corporation incorporated under the CBCA. The Offeror was formed and organized solely for the purpose of making the Offer and has not carried on any activities other than those incidental to its formation and those relating to the making of the Offer. The registered office of the Offeror is located at 772, Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1.
Boralex was incorporated on November 9, 1982 under the CBCA. The registered office of Boralex is located at 36 Lajeunesse Street, Kingsey Falls, Québec, J0A 1B0. Boralex also has administrative offices located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1. Boralex is a major independent electricity producer whose core business is the development and operation of power stations that run on renewable energy. It owns and operates 28 power stations with a total installed capacity of 410 MW in Canada, the North-eastern United States and France. Also, Boralex has close to 300 MW of energy projects in development. Boralex is distinguished by its diversified expertise and in-depth experience in three power generation segments: wind (13 sites, 152 MW), hydroelectric (8 sites, 40 MW) and thermal (7 sites, 218 MW).
Boralex holds a 23% interest in the Fund, which has ten power stations with a total installed capacity of 190 MW in Québec and the United States. These sites are managed by Boralex Power.
Boralex employs a multidisciplinary team of over 300 employees, including a management team with high level of expertise in the acquisition, development, construction, operation and management of power stations. Boralex also manages under contract three hydroelectric power stations owned by RSP Hydro Trust, having a total capacity of 12.6 MW.
The share capital of Boralex is composed of an unlimited number of Class A shares, 37,740,921 of which were issued and outstanding as at March 31, 2010, and an unlimited number of preferred shares, none of which had been issued as at March 31, 2010. The Class A shares are without par value and confer the right to vote at any meeting of shareholders, to receive any dividends declared by Boralex thereon and to share in the remaining property upon the dissolution of Boralex. The preferred shares have no par value and were created in order to allow additional flexibility to Boralex with respect to future financing, strategic acquisitions and other corporate transactions. They can be issued in series, each series consisting of such number of shares as may before issuance be determined by the directors of Boralex. The directors of Boralex may, from time to time, fix before issuance the designations, rights, restrictions, conditions and limitations of each series of preferred shares, including the rate of preferential dividends, the redemption price, purchase and conversion rights or other provisions attaching to the preferred shares of any such series, the whole subject to the filing of articles of amendment confirming the designation, preferences, rights, conditions, restrictions, limitations and prohibitions attaching to any such series of preferred shares.
2. Boralex Power Income Fund
Boralex Power Income Fund is an unincorporated open-ended limited purpose trust established by a trust indenture (the “Trust Agreement”) dated December 20, 2001 under the Laws of the Province of Québec. The Fund, directly through BPT and indirectly through the Partnership, owns an interest in ten power generating facilities located in the Province of Québec, Canada and in the State of New York, USA, consisting of seven hydro facilities, two biomass facilities and one gas-fired facility.
The Fund’s objectives are to optimize distributable cash in accordance with expected liquidity over an intermediate term, and, where possible, to increase the amount of distributable cash per Unit by improving the profitability of the existing assets of the Fund or by acquiring power generating facilities.
The Fund has no employees and is administered by Boralex Power, a wholly-owned subsidiary of Boralex. Boralex Power also manages the operating assets located in the Province of Québec, Canada. Boralex Hydro Operations Inc., an indirectly wholly-owned subsidiary of Boralex, manages the Fund’s operating assets located in the State of New York, USA. Boralex also managed the Dolbeau facility during the temporary resumption of operations from November 26, 2009 until April 2, 2010.
The registered office of the Fund is located at 36 Lajeunesse Street, Kingsey Falls, Québec J0A 1B0 and its principal office is located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1.
The authorized capital of the Fund consists of an unlimited number of Units. Each Unit is transferable and represents a Unitholder’s proportionate undivided ownership interest in the Fund. All units of the Fund, except for the Special Voting Unit, will be of the same class with equal rights and privileges. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Fund. Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in any distributions by the Fund and, in the event of any mandatory distribution of all of the property of the Fund, in the net assets of the Fund remaining after satisfaction of al liabilities. Units are freely transferable. As of March 31, 2010, the capital of the Fund was composed of 45,300,002 issued and outstanding Units and one Special Voting Unit (representing 13,767,990 issued and outstanding Class B LP Units). The outstanding Units are listed on the TSX under the trading symbol “BPT.UN”.
For further information regarding the Fund, reference is made to the Fund’s filings with Canadian Securities Regulatory Authorities available on SEDAR at www.sedar.com.
3. Background to the Offer
On January 7, 2010, Boralex submitted a letter to the Board of Trustees indicating its interest in making an offer by way of take-over bid to acquire all of the outstanding Units and specifying certain terms contemplated by Boralex for such an offer, including the form and amount of consideration, being convertible debentures of Boralex.
On January 15, 2010, the Chairman of the Special Committee contacted the Executive Chairman of the board of directors of Boralex to inform him of the actions taken by the Special Committee since the receipt of the letter from Boralex. The Chairman of the Special Committee also advised the Executive Chairman of the board of directors of Boralex that a list of information requests prepared by CIBC (who was retained by the Special Committee as its financial advisor) would be delivered to Boralex later that day in order to allow CIBC to initiate its financial analysis. The Chairman of the Special Committee confirmed in writing to the Executive Chairman of the board of directors of Boralex the content of their phone conversation on Monday, January 18, 2010.
On February 19, 2010, a discussion was held between the Chairman of the Special Committee, the Chairman of the board of directors of BPT and the Executive Chairman of the board of directors of Boralex in which the latter reiterated the terms contemplated by Boralex for an offer on the Units, including the value of the consideration.
On February 23, 2010, the decision of the Special Committee that the value of the consideration contemplated by Boralex was insufficient to allow it to consider a transaction with Boralex was communicated verbally then in writing by the Chairman of the Special Committee to the Executive Chairman of the Board of Boralex.
In the morning of February 25, 2010, the Executive Chairman of the board of directors of Boralex contacted the Chairman of the Special Committee and indicated that there was no consensus at Boralex with respect to the value of the consideration that could be offered in connection with a potential offer by way of take-over bid, but however reiterated the strong interest of Boralex in making such an offer and informed him that a range of value varying between the consideration initially contemplated by Boralex and $5.00 per Unit was now considered by Boralex. They also discussed the factors likely to affect the final consideration that would be offered by Boralex as well as the other terms of the convertible debentures that would be issued by Boralex as consideration.
On March 1, 2010, a representative of the legal advisors to Boralex contacted a representative of the legal advisors to the Special Committee to inform them that a new expression of interest from Boralex would be delivered to the Board of Trustees in the days to follow. A draft letter contemplating a consideration of $5.00 per Unit payable in convertible debentures of Boralex was also sent by e-mail to the legal advisors of the Special Committee.
On March 4, 2010, the new expression of interest from Boralex was received by the Board of Trustees. The Chairman of the Special Committee then confirmed in writing the willingness of the Special Committee to negotiate in view of entering into a definitive agreement with Boralex as expeditiously as possible, and the Fund granted Boralex the exclusivity for a period of 45 days.
On April 14, 2010, a representative of CIBC contacted the Executive Chairman of the board of directors of Boralex to discuss the terms of the Offer.

During the period from April 15, 2010 to May 3, 2010, the Special Committee, Boralex and their respective advisors negotiated the terms and conditions of the Support Agreement and the Indenture and prepared the rest of the documentation with respect to the Offer.
On April 18, 2010, the Fund agreed to extend the exclusivity period to April 30, 2010.
On April 30, 2010, the Fund agreed to extend the exclusivity period to May 7, 2010.
On May 3, 2010, the Special Committee unanimously determined that the Offer was fair to Unitholders (other than Boralex) and was in the best interests of the Fund and such Unitholders, and unanimously recommended that the Board of Trustees approve the execution of the Support Agreement and the Voting Agreements and recommend that Unitholders (other than Boralex) accept the Offer and tender their Units. Following the Special Committee meeting, a meeting of the Board of Trustees was held and, following receipt of the favourable report of the Special Committee, the Board of Trustees unanimously approved (with the three nominees of Boralex on the Board of Trustees abstaining) the execution of the Support Agreement and the Voting Agreements, unanimously determined (subject to the abstentions referred to above) that the Offer was fair to Unitholders (other than Boralex) and was in the best interests of the Fund and such Unitholders, and unanimously recommended (subject to the abstentions referred to above) that Unitholders (other than Boralex) accept the Offer and tender their Units.
On May 3, 2010, the board of directors of Boralex approved the execution of the Support Agreement.
Later in the evening on May 3, 2010, the parties executed the Support Agreement and the Voting Agreements, and a joint press release announcing the execution of the Support Agreement was issued by Boralex and the Fund.
4. Benefit of and Reasons to Accept the Offer
The Offeror believes that the consideration offered is a full and fair price for the Units that it is seeking to purchase under the Offer. Unitholders are urged to consider the following factors in making their decision to accept the Offer. The factors described below are based on market and business conditions existing as of the date hereof. There can be no assurance that the factors described below will ultimately be achieved.
Recommendation of the Board of Trustee
The Board of Trustees unanimously determined (with the three nominees of Boralex on the Board of Trustees abstaining) that the Offer is fair to the Unitholders (other than Boralex) and is in the best interest of the Fund and such Unitholders, and recommends that Unitholders (other than Boralex) accept the Offer and tender their Units.
Valuation and Fairness Opinion
The Valuation prepared by BMO Capital Markets in accordance with the requirements of MI 61-101 states that, as of May 3, 2010, the fair market value of the Units is in the range of $4.50 to $5.05 per Unit. The Valuation also states that, as of May 3, 2010, the fair market value of the Convertible Debentures is in the range of $98 to $101 per $100 principal amount, implying that the value of the consideration offered ranges between $4.90 to $5.05 per Unit. In addition, the Special Committee received from BMO Capital Markets the Fairness Opinion to the effect that, as of May 3, 2010, the consideration offered is fair, from a financial point of view, to the Unitholders (other than Boralex).
Terms of the Convertible Debentures
The consideration offered in the form of Convertible Debentures provides Unitholders with (a) an attractive 6.25% coupon, (b) additional stability compared to trust units or common shares as the Convertible Debentures will be senior in rank to Boralex Shares and are issued at a fixed principal amount, (c) exposure to upside in the Boralex Shares through conversion feature; and (d) liquidity as the Convertible Debentures will be listed for trading on the TSX.
Attributes of the Combined Entity
The combined entity will benefit from an improved asset diversification and growth prospects with a power production capacity of 600 MW split between 38 facilities in Canada, the United States and France. The largest facility will account for less than 9% of the total power production capacity while the average facility will account for less than 3% of the total power production capacity. This compares to approximately 24% for the Fund’s largest facility currently and to 10% for the Fund’s average facility, with 10 facilities in operation. The combined entity will also benefit from the seasoned management team of Boralex, which currently administers the Fund through the manager of the Fund.

Removes Uncertainty Surrounding Taxation of the Fund in 2011
The Fund’s growth strategy, access to capital and distribution level may be complicated by the upcoming new taxation regime applicable to income trusts and other specified investment flow through entities (SIFT Rules) in 2011. The taxation of income trusts in 2011 will have a negative impact on the Fund’s cash flow. The Convertible Debentures offer Unitholders the opportunity to earn a stable yield over the seven year term and participate in the future growth of Boralex.
Boralex is the Natural Buyer of the Fund
Boralex indirectly provides management, administrative, operating and maintenance services of the Fund’s facilities since the Fund’s initial public offering in 2002. Boralex is uniquely positioned as an acquirer of the Fund ensuring a seamless post-acquisition transition. Through ownership of the Convertible Debentures, Unitholders will continue to benefit from Boralex acting as manager of the combined business.
Other Factors
(a)	the Fund’s business prospects, including uncertainty with regards to the biomass supply, the operating environment for the Dolbeau facility and the likelihood of contract renewal at the Kingsey Falls facility in 2012;

(b)	the solicitation process to obtain bids for a potential sale or merger of the Fund that was conducted by a special committee of the Board from March to September 2007, and that did not result in any meaningful expressions of interest received from third-parties;

(c)	the holding by Boralex of Class B units of the Partnership that are exchangeable into Units representing approximately 23% of the Units, on a fully-diluted basis, as well as the long-term management contracts between the Fund and Boralex; and

(d)	the Fund’s representation on the Board of Directors of Boralex following completion of the Offer.
5. Purpose of the Offer
The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for Units deposited under the Offer, the Offeror currently intends to acquire any Units not deposited by way of a Compulsory Acquisition, if available, or by way of a Subsequent Acquisition Transaction, in each case for consideration per Unit at least equal in value to and in the same form as the consideration paid to Unitholders under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Units acquired by the Offeror under the Offer. If the Minimum Tender Condition is satisfied, the Offeror and its affiliates will own sufficient Units to effect a Subsequent Acquisition Transaction. See “Acquisition of Units Not Deposited Under the Offer” in Section 21 of the Circular.
6. Plans for the Fund
If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Units from the TSX and, subject to applicable Securities Laws, to cause the Fund to cease to be a reporting issuer under the Securities Laws of each province and territory of Canada in which it is a reporting issuer. See “Effect of the Offer on the Market for the Units” in Section 18 of the Circular. See also “Acquisition of Units Not Deposited Under the Offer” in Section 21 of the Circular.
If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional Units, or acquiring the Fund’s assets by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror or Boralex, and/or its affiliates and the Fund. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer. These transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the consideration offered pursuant to the Offer. See Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
7. Source of Offered Consideration
Boralex will issue Convertible Debentures to or for the account of the Unitholders who tender their Units under the Offer. Fractional Convertible Debentures will not be issued in connection with the Offer. The Unitholder will receive that number of Convertible Debentures to which they would be entitled to pursuant to the Offer rounded down to the nearest whole number of Convertible Debentures. By way of example, for every 30 Units deposited under the Offer, such Unitholder will be entitled to receive one whole $100 Convertible Debenture and $50 in cash. The cash amount used to pay fractions is non-material and will come from cash on hand.
8. Summary Historical Unaudited Pro Forma Consolidated Financial Information
The table set out below include a summary of: (a) Boralex’s historical consolidated financial information as at and for the years ended December 31, 2009 and 2008 and Boralex’s consolidated unaudited interim financial information as at and for the three month periods ended March 31, 2010 and 2009, (b) the Fund’s historical financial information as at and for the years ended December 31, 2009 and 2008 and the Fund’s consolidated unaudited interim financial information as at and for the three month periods ended March 31, 2010 and 2009, and (c) unaudited pro forma consolidated financial information for Boralex as at and for the three month period ended March 31, 2010 and for the year ended December 31, 2009. The historical financial information of Boralex as at and for the years ended December 31, 2009 and 2008 has been derived from and should be read in conjunction with Boralex’s audited consolidated financial statements for the equivalent periods, and the historical financial information of Boralex as at and for the three month periods ended March 31, 2010 and 2009 has been derived from and should be read in conjunction with Boralex’s unaudited interim consolidated financial statements for the equivalent period, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com. The historical financial information for the Fund as at and for the years ended December 31, 2009 and 2008 has been derived from and should be read in conjunction with the Fund’s audited financial statements for the equivalent periods and the historical financial information of the Fund as at and for the three month periods ended March 31, 2010 and 2009 has been derived from the Fund’s unaudited interim consolidated financial statements for the equivalent periods, which are available on SEDAR at www.sedar.com. See the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the unaudited pro forma consolidated financial information was derived.
The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Boralex and the accompanying notes thereto attached as Schedule “A” to the Circular. The summary unaudited pro forma consolidated financial information for Boralex gives effect to the proposed acquisition of the Fund as if such acquisition had occurred as at March 31, 2010 for the purposes of the unaudited pro forma consolidated balance sheet information for the purposes of the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2009 and as at January 1, 2010 for the three month period ended March 31, 2010. In preparing the unaudited pro forma consolidated financial statements, management of Boralex has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Boralex to identify accounting policy differences between the Fund and Boralex where the impact was potentially material and could be reasonably estimated. Management of Boralex believes that the accounting policies of Boralex and the Fund used in the preparation of these unaudited pro forma consolidated financial statements are substantially consistent. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Boralex and accompanying notes included in Schedule “A” to the Circular.

Selected Consolidated Financial Information
Boralex Inc.

	Pro Forma		Historical
	Three-month		Three-month period Ended		Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Earnings Data
Revenues from energy sales	79,978	286,975	51,004	57,198	184,779	197,246
Operating income before amortization	35,809	111,070	17,632	20,952	57,325	68,835
Financing costs	11,560	36,980	5,762	3,418	13,727	13,806
Net earnings (loss)	(3,043)	2,226	1,348	7,212	24,439	20,410

Net earnings (loss) per Class A share (basic and diluted)	(0.08)	0.06	0.04	0.19	0.65	0.54
Weighted average number of Class A shares outstanding	37,740,921	37,740,921	37,740,921	37,740,921	37,740,921	37,739,840

Balance Sheet Data (at end of period)
Cash and cash equivalents	83,635		66,388		37,821	69,195
Property, plant and equipment	702,173		414,112		413,539	330,443
Total assets	1,174,353		776,416		663,767	622,954
Total debt (1)	652,834		339,692		230,389	187,445
Shareholder’s equity (3)	392,715		327,459		340,030	362,720

Other Data
Adjusted Net Earnings (2)	10,109	9,661	5,483	6,730	14,232	20,410
Adjusted Net Earnings per Class A share (basic and diluted) (2)	0.27	0.26	0.15	0.18	0.38	0.54
Boralex Power Income Fund

	Historical
(in thousands of dollars, except per share amounts	Three-month period Ended		Year Ended	Year Ended
and number of shares)	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008
Earnings Data
Revenues from energy sales	28,974	32,250	102,196	109,343
Operating income before amortization	16,716	18,731	51,655	57,724
Financing costs	1,895	1,890	7,749	7,740
Net earnings (loss)	(3,228)	9,886	(10,864)	(5,839)

Net earnings (loss) per trust unit (basic and diluted)	(0.05)	0.17	(0.18)	(0.10)
Weighted average number of units outstanding	59,067,992	59,067,992	59,067,992	59,067,992

Balance Sheet Data (at end of period)
Cash and cash equivalents	17,247		15,867	18,846
Property, plant and equipment	288,061		311,735	376,316
Total assets	380,278		405,783	486,861
Total debt (1)	105,178		107,234	119,211
Unitholders’ equity	233,163		244,352	305,884

(1)	Total debt represents long-term debt and current portion of long-term debt net of financing costs.

(2)	Adjusted Net Earnings represents net earnings (loss) attributable to Boralex as determined in accordance with GAAP as further adjusted to exclude the impact of specific items. Specific items include charges for impairment of assets, debt restructuring charges, gain or loss on sale of subsidiary or business units, dilution gain or loss and other significant items of an unusual nature (herein referred to as “Specific Items”).
We have included Adjusted Net Earnings and Adjusted Net Earnings per Class A share to provide investors with a supplemental measure of our operating performance. We believe Adjusted Net Earnings and Adjusted Net Earnings per Class A share are important supplemental measures of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on Canadian GAAP financial measures. We also believe that securities analysts, investors and other interested parties frequently use these measures in the evaluation of issuers. Our management also uses these measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our future debt service, capital expenditure and working capital requirements. Adjusted Net Earnings and Adjusted Net Earnings per Class A share are not presentations made in accordance with Canadian GAAP.
As discussed above, we believe that the presentation of Adjusted Net Earnings and Adjusted Net Earnings per Class A share in this Offer and Circular is appropriate. However, these measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP. We primarily rely on our results as reported in accordance with Canadian GAAP and use Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Class A share only as supplemental measures. The Corporation’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures that may be presented by other companies, and therefore should not be considered in isolation.
The table reconciles net earnings (loss) as reported to adjusted net earnings:

	Pro Forma		Historical
	Three-month		Three-month period Ended		Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Net earnings (loss)	(3,043)	2,226	1,348	7,212	24,439	20,410

Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	11,756	21,782	2,739	—	4,140	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	1,915	—	1,915	—	—	—
Gain on sale of subsidiary	(519)	—	(519)	—	—	—
Gain on disposal of investment in subsidiary	—	(482)	—	(482)	(482)	—
Gain on dilution	—	(13,865)	—	—	(13,865)	—

Total impact of specific items	13,152	7,435	4,135	(482)	(10,207)	—

Adjusted Net Earnings	10,109	9,661	5,483	6,730	14,232	20,410

This table reconciles net earnings (loss) per Class A share as reported to adjusted net earnings per Class A share:

	Pro Forma		Historical
	Three-month		Three-month period Ended		Year Ended	Year Ended
(in thousands of dollars, except per share amounts	period Ended	Year Ended	March 31,	March 31,	December 31,	December 31,
and number of shares)	March 31, 2010	December 31, 2009	2010	2009	2009	2008
Net earnings (loss) per Class A share (basic and diluted)	(0.08)	0.06	0.04	0.19	0.65	0.54

Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	0.31	0.58	0.07	—	0.11	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	0.05	—	0.05	—	—	—
Gain on sale of subsidiary	(0.01)	—	(0.01)	—	—	—
Gain on disposal of investment in subsidiary	—	(0.01)	—	(0.01)	(0.01)	—
Gain on dilution	—	(0.37)	—	—	(0.37)	—

Total impact of specific items	0.35	0.20	0.11	(0.11)	(0.27)	—

Adjusted Net Earnings per Class A share (basic and diluted)	0.27	0.26	0.15	0.18	0.38	0.54

(3)	The unaudited pro forma consolidated financial information has been prepared giving effect to the early adoption of CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.

9. Certain Information Concerning Boralex and Convertible Debentures
Authorized and Outstanding Capital
Currently the authorized capital of Boralex consists of an unlimited number of Boralex Shares and an unlimited amount of preferred shares issuable in series. As of the date of this Circular, 37,740,921 Boralex Shares were issued and outstanding. No preferred shares are issued and outstanding.
Distribution Policy
Boralex does not expect to pay dividends on the Boralex Shares in the foreseeable future and intends to retain its earnings to finance its growth. The board of directors of Boralex will review this policy from time to time having regard to the financial condition of Boralex, its financing requirements and other factors which it considers relevant. Boralex has not declared a dividend in the last three financial years. Pursuant to a loan agreement to which Boralex is a party, it may not declare a dividend exceeding 50% of its net income for the previous financial year.
Boralex Shares
Each Boralex Share entitles the holder thereof to receive notice of any meetings of shareholders, and to attend and to cast one vote per Boralex Share at all such meetings. Holders of Boralex Shares do not have cumulative voting rights and are entitled to receive dividends, after the payment of any dividends payable to the holders of preferred shares, if, as and when declared by the board of directors of Boralex at its discretion from funds legally available therefore and, upon liquidation, dissolution, or winding up of the affairs of Boralex, holders of Boralex Shares will be entitled to share rateably in the assets available for distribution to such shareholders, after the payment of all liabilities and subject to the prior rights of holders of preferred shares.
Boralex may at any time or times purchase or otherwise acquire all or any part of the Boralex Shares, which shares so purchased or otherwise acquired, may then at the discretion of the board of directors of Boralex be cancelled or returned to the status of authorized and unissued shares.
Preferred Shares
The preferred shares may be issuable by the board of directors of Boralex from time to time in one or more series. Subject to Boralex’s constating documents, the board of directors will, prior to issue, fix the number of shares of each series and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, including, without limitation, the right to receive dividends (which may be cumulative, non-cumulative or partially cumulative, and variable or fixed), the currency of the payment of dividends (if any), the rights of redemption, as well as the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction, any voting rights, any conversion rights, any rights to receive the remaining property of Boralex upon dissolution, liquidation or winding-up, any sinking fund or purchase fund and any other provision attaching to any such series of the preferred shares. As of the date of this Circular, no preferred shares are issued or outstanding.
Convertible Debentures
The Convertible Debentures will be issued under a trust indenture (the “Indenture”) to be entered into between Boralex and Computershare Trust Company of Canada (the “Debenture Trustee”). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. The Indenture will be available for inspection at the offices of the Debenture Trustee and will be filed on SEDAR.
General
The aggregate principal amount of Convertible Debentures authorized for issue will be limited to $226,500,000. However, Boralex may, from time to time, without the consent of holder of Convertible Debentures, issue additional Convertible Debentures of the same series or of a different series under the Indenture. References in this section to “debentures” are a reference to all debentures outstanding from time to time under the Indenture, as it may be further supplemented from time to time.
The Convertible Debentures will be dated as at the Expiry Date and will be issuable only in denominations of $100 and integral multiples thereof. The maturity date for the Convertible Debentures will be June 30, 2017 (the “Maturity Date”).
The Convertible Debentures will bear interest from the date of issue at 6.25% per annum, which will be payable semi-annually in arrears of June 30 and December 31 in each year, commencing on December 31, 2010. The first interest payment will include interest accrued from the Expiry Date to, but excluding, December 31, 2010.

The principal amount of the Convertible Debentures will be payable in lawful money of Canada or, at the option of Boralex and subject to applicable regulatory approval, by payment of Boralex Shares as further described under “Payment upon Redemption or Maturity” and “Redemption and Purchase”. The interest on the Convertible Debentures will be payable in lawful money of Canada or, at the option of Boralex and subject to applicable regulatory approval, in Boralex Shares in accordance with the Boralex Share Interest Payment Election (as defined under “Interest Payment Option” below).
The Convertible Debentures will be direct obligations of Boralex and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Boralex as described under “Subordination”. The Indenture will not restrict Boralex from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.
TSX Listing
The TSX has conditionally approved the listing of the Convertible Debentures and the Boralex Shares issuable on conversion, redemption or maturity of the Convertible Debentures on the TSX. Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before July 30, 2010.
Conversion Privilege
The Convertible Debentures will be convertible at the holder’s option into fully paid and non-assessable Boralex Shares at any time prior to the close of business on the earlier of the day the Convertible Debentures mature and the business day immediately preceding the date specified by Boralex for redemption of the Convertible Debentures, at a Conversion Price of $17.00 per Boralex Share, being a conversion rate of 5.88235 Boralex Shares for each $100 principal amount of Convertible Debentures. Holders converting their Convertible Debentures will receive accrued and unpaid interest from the last Interest Payment Date to, but not including, the date of conversion. Holders converting their Convertible Debentures shall become holders of record of Boralex Shares on the business day immediately after the conversion date.
Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Boralex Shares; (b) the distribution of Boralex Shares or securities exchangeable or convertible into Boralex Shares to holders of all or substantially all of the outstanding Boralex Shares by way of dividend or otherwise; (c) the issuance of options, rights or warrants to all or substantially all holders of Boralex Shares entitling them to acquire Boralex Shares or other securities convertible into Boralex Shares at less than 95% of the then current market price (as defined below) of the Boralex Shares; and (d) the distribution to all holders of Boralex Shares of any securities or assets including any cash dividends. There will be no adjustment of the Conversion Price in respect of certain events described in (b), (c) or (d) above if the holders of the Convertible Debentures are allowed to participate as though they had converted their Convertible Debentures prior to the applicable record date or effective date, as the case may be. Boralex will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.
The term “current market price” will be defined in the Indenture to mean the weighted average trading price of the Boralex Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.
In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Boralex Shares or in the case of any consolidation, amalgamation or merger of Boralex with or into any other entity, or in the case of any sale or conveyance of the properties and assets of Boralex as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of Boralex, the terms of the conversion privilege shall be adjusted so that each holder of a Convertible Debenture will, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, acquisition, sale or conveyance or liquidation, dissolution or winding up, be entitled to receive the number of Boralex Shares or other securities on the exercise of the conversion right such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Boralex Shares into which the Convertible Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, acquisition, sale or conveyance or liquidation, dissolution or winding up.
No fractional Boralex Shares will be issued on any conversion but in lieu thereof Boralex will satisfy fractional interests by a cash payment equal to the current market price of any fractional interest provided, however, that Boralex will not be required to make any payment of less than $10.00.

Redemption and Purchase
The Convertible Debentures will not be redeemable before the date that is three years from the date of issuance of the Convertible Debentures (except in the event of certain circumstances described herein under “Change of Control of Boralex”). On and after the date that is three years from the date of issuance of the Convertible Debentures and prior to the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of Boralex on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On and after the date that is five years from the date of issuance of the Convertible Debentures, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of Boralex at a price equal to their principal amount plus accrued and unpaid interest.
In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.
Boralex will have the right to purchase Convertible Debentures in the market, by tender or by private contract.
Payment upon Redemption or Maturity
On redemption or at maturity, Boralex will repay the indebtedness represented by the Convertible Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Convertible Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Boralex may, at its option, on not more than 60 and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the principal amount of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which are due on the Maturity Date, as the case may be, by issuing freely tradeable Boralex Shares to the holders of the Convertible Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Boralex Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Convertible Debentures which are to be redeemed or which have matured by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Boralex Shares will be issued on redemption or maturity but in lieu thereof Boralex shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.
Subordination
The payment of the principal of, and interest on, the Convertible Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. “Senior Indebtedness” of Boralex will be defined in the Indenture as the principal, premium (if any), interest (if any) and other amounts in respect of all indebtedness, including any indebtedness to trade creditors, liabilities and obligations of Boralex (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Convertible Debentures, all other existing and future debentures or other instruments of Boralex which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Convertible Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture issued under the Indenture will rank pari passu with each other debenture except for sinking provisions (if any) applicable to different series of debentures.
The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Boralex, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Boralex, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Boralex, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Indenture will also provide that Boralex will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Convertible Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Convertible Debentures, (b) at any time when a default, an event of default or an acceleration has occurred under any credit facility of Boralex, as amended, restated or replaced from time to time, or a swap obligation of any lender party to such credit facility from time to time or one of its affiliates, or (c) at any time when a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof has occurred under the Senior Indebtedness and is continuing and the notice of the event of default has been given by or on behalf of the holders of Senior Indebtedness to Boralex, unless the Senior Indebtedness has been repaid in full.
The Convertible Debentures will also be effectively subordinate to claims of creditors of Boralex’s subsidiaries except to the extent Boralex is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Convertible Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under any credit facility of Boralex.
Change of Control of Boralex
Within 30 days following the occurrence of a Change of Control, Boralex will be required to make an offer in writing to purchase all of the Convertible Debentures then outstanding (the “Debenture Offer”), at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (the “Debenture Offer Price”). A “Change of Control” will be defined in the Indenture as the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of more than 50% of the outstanding voting securities of Boralex but excludes an acquisition, merger, reorganization, amalgamation, arrangement, combination or other similar transaction if the holders of voting securities of Boralex immediately prior to such transaction hold securities representing at least 50% of the voting control or direction in Boralex or the successor entity upon completion of the transaction.
The Indenture contains notification and repurchase provisions requiring Boralex to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Convertible Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Convertible Debentures.
If 90% or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Boralex pursuant to the Debenture Offer, Boralex will have the right to redeem all the remaining Convertible Debentures at the Debenture Offer Price. Notice of such redemption must be given by Boralex to the Debenture Trustee within ten days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Convertible Debentures not tendered pursuant to the Debenture Offer.
Cash Change of Control
If a Change of Control occurs in which 10% or more of the consideration for the voting securities in the transaction or transactions constituting a Change of Control consists of: (a) cash; (b) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (c) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange (a “Cash Change of Control”), then during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective (the “Change of Control Effective Date”) and ending 30 days after the Debenture Offer is delivered, holders of Convertible Debentures will be entitled to convert their Convertible Debentures at a new conversion price (the “Change of Control Conversion Price”) determined in accordance with the terms of the Indenture.
The Change of Control Conversion Price will be calculated as follows:
COCCP = ECP/(1+(CP x (c/t))) where:
COCCP is the Change of Control Conversion Price;
ECP = the Conversion Price in effect on the Change of Control Effective Date;
CP = 70%;
c = the number of days from and including the Change of Control Effective Date to but excluding the date that is five years from the date of issuance of the Convertible Debentures; and
t = the number of days from and including the Effective Date to but excluding the date that is five years from the date of issuance of the Convertible Debentures.
Interest Payment Option
Boralex may elect, from time to time, to satisfy its obligation to pay interest on the Convertible Debentures (the “Interest Obligation”), on the date it is payable under the Indenture (an “Interest Payment Date”), by delivering sufficient Boralex

Shares to the Debenture Trustee to satisfy the Interest Obligation in accordance with the Indenture (the “Boralex Share Interest Payment Election”). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from Boralex of Boralex Shares, (b) accept bids with respect to, and consummate sales of, such Boralex Shares, each as Boralex shall direct in its absolute discretion, (c) invest the proceeds of such sales in securities issued or guaranteed by the Government of Canada which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any additional cash provided by Boralex, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.
The Indenture will set forth the procedures to be followed by Boralex and the Debenture Trustee in order to effect the Boralex Share Interest Payment Election. If a Boralex Share Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Boralex Shares (plus any amount received by the Debenture Trustee from Boralex) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to Boralex in respect of the Interest Obligation.
Neither Boralex’s making of the Boralex Share Interest Payment Election nor the consummation of sales of Boralex Shares will (a) result in the holders of the Convertible Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Boralex Shares in satisfaction of the Interest Obligation.
Events of Default
The Indenture will provide that an event of default (“Event of Default”) in respect of the debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the debentures: (a) failure for 15 days to pay interest on the Convertible Debentures when due, (b) failure to pay principal or premium, if any, on the Convertible Debentures when due whether at maturity, upon redemption, by declaration or otherwise (whether such payment is due in cash, Boralex Shares or other securities or property or a combination thereof), (c) if a decree or order of a court having jurisdiction is entered adjudging Boralex a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of Boralex, or appointing a receiver of, or of any substantial part of, the property of Boralex or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days, (d) if Boralex institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of Boralex or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due, (e) if a resolution is passed for the winding-up or liquidation of Boralex, except in the course of carrying out or pursuant to a transaction in respect of which certain conditions are duly observed and performed, (f) if, after the date of the Indenture, any proceedings with respect to Boralex are taken with respect to a compromise or arrangement, including under the Companies’ Creditors Arrangement Act, with respect to creditors of Boralex generally, under the applicable legislation of any jurisdiction, (g) default in the delivery, when due, of all cash and any Boralex Shares or other consideration payable on conversion with respect to the Convertible Debentures, which default continues for 15 days, (h) Boralex fails to comply with Article 11 of the Indenture hereof, or (i) default in the observance or performance of a material covenant contained in certain section of the Indenture regarding covenants of Boralex by Boralex for a period of 30 days after notice in writing has been given by the Debenture Trustee to Boralex specifying such default and requiring Boralex to remedy such default. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of the debentures, declare the principal of and interest on all outstanding debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of debentures then outstanding may, on behalf of the holders of all debentures, waive any Event of Default and/or cancel any such declaration upon such terms as such holders shall prescribe.
Offers for Convertible Debentures
The Indenture will contain provisions to the effect that if an offer is made for debentures which would be a take-over bid for debentures within the meaning of MI 62-104 if debentures were considered equity securities and not less than 90% of the debentures (other than debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the debentures held by the holders of debentures who did not accept the offer on the terms offered by the offeror.

Modification
The rights of the holders of the Convertible Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debentureholders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.
Book-Entry System for Convertible Debentures
The Convertible Debentures will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the Effective Date, the Debenture Trustee will cause the Convertible Debentures to be delivered to CDS and registered in the name of its nominee.
Unless the book-entry only system is terminated as described below, a purchaser acquiring a beneficial interest in the Convertible Debentures (a “Beneficial Owner”), will not be entitled to receive a certificate for Convertible Debentures, or, unless requested, for the Boralex Shares issuable on the conversion of the Convertible Debentures. Purchasers of Convertible Debentures will not be shown on the records maintained by CDS, except through a Participant.
Beneficial interests in Convertible Debentures will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the registered dealer from which the applicable Convertible Debentures are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of the Convertible Debentures will be made only through the depository service of CDS.
As indirect holders of Convertible Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Convertible Debentures registered in their name; (b) may not have physical certificates representing their interest in the Convertible Debentures; (c) may not be able to sell the Convertible Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Convertible Debentures as security.
The Convertible Debentures will be issued to beneficial owners thereof in fully registered and certificate form (the “Debenture Certificates”) only if: (a) required to do so by applicable Law; (b) the book-entry only system ceases to exist; (c) Boralex or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Convertible Debentures and Boralex is unable to locate a qualified successor; (d) Boralex, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, Participants acting on behalf of Beneficial Owners of Convertible Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Convertible Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.
Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners of Convertible Debentures, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the global certificates representing the Convertible Debentures, and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Convertible Debentures in the form of Debenture Certificates and thereafter Boralex will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.
Interest on the Convertible Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on Boralex and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Boralex Shares if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Boralex Shares if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.
Boralex will not assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Convertible Debentures held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Convertible Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Convertible Debentures, paid by or on behalf of Boralex to CDS.
Consolidated Capitalization
The following table sets forth Boralex’s consolidated capitalization as at March 31, 2010, adjusted to give effect to the issuance of the Convertible Debentures under this Offer and Circular. The table should be read in conjunction with the pro forma consolidated financial statements attached as Schedule “A” hereto and the notes attached thereto, the unaudited consolidated financial statements of Boralex for the three-month period ended March 31, 2010, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

		Pro Forma as at March 31, 2010 after
		giving effect to the
(in thousands of Canadian dollars)	As at March 31, 2010	Offer and Circular(2) (3)
Non-Controlling Interest	7,299
Total Long-Term Debt(1):
Revolving Credit	7,794	7,794
Other Long-Term Credit	339,692	652,834

Total Long-Term Debt	347,486	660,628
Shareholder’s Equity:
Capital Stock	222,694	222,694
Equity Component of Convertible Debentures		26,500
Contributed Surplus	4,617	4,617
Retained Earnings	161,248	192,227
Accumulated Other Comprehensive Income	(61,100)	(60,622)

Total Equity Attributable to Boralex Inc.	327,459	385,416
Non-Controlling Interest		7,299

Total Equity	327,459	392,715

Total Capitalization	682,244	1,053,343

(1)	Includes the current portion of the long-term debt.

(2)	Assumes that all the Units are deposited under the Offer.

(3)	The unaudited pro forma consolidated financial information has been prepared giving effect to the early adoption of CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.
Previous Purchases and Sales
The Offeror or Boralex have not purchased or sold any of its securities during the 12 month period preceding the date of the Offer.
Price Range and Trading Volumes of the Boralex Shares
The Boralex Shares are listed and posted for trading on the TSX under the symbol “BLX”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading for the Boralex Shares on the TSX:

	High	Low	Volume
2009
May	$7.40	$6.10	1,227,571
June	$8.18	$7.05	828,071
July	$9.50	$7.26	1,083,525
August	$9.30	$8.56	763,770
September	$9.80	$8.75	813,860
October	$10.98	$8.50	1,154,118
November	$9.00	$8.00	1,046,983
December	$9.84	$8.01	2,226,108
2010
January	$10.55	$9.35	1,386,845
February	$10.35	$9.33	784,264
March	$10.72	$9.81	1,036,777
April	$10.74	$9.02	1,344,481
May (to May 14)	$9.95	$9.16	637,004
The closing price of Boralex Shares on May 3, 2010, the last trading day prior to the announcement of the Offer, was $9.36.
10. Earnings Coverage Ratio
Boralex’s pro forma earnings coverage ratio is less than one-to-one. The additional earnings coverage required to achieve a pro forma earnings coverage ratio of one-to-one would be $190,000 for the year ended December 31, 2009 and $5,221,000 for the three-month period ended March 31, 2010. If adjusted for specific items, the adjusted pro forma earnings coverage ratio would be 1.69 for the three-month period ended March 31, 2010 and 1.20 for the year ended December 31, 2009.
The following table sets forth the actual and pro forma earnings coverage ratios and the actual and pro forma adjusted earnings coverage ratios for the year ended December 31, 2009, the actual earnings coverage ratio and actual adjusted earnings coverage ratio for the 12-month period ended March 31, 2010 and the pro forma earnings coverage ratio and adjusted earnings coverage ratio for the three-month period ended March 31, 2010. The earnings coverage ratios set forth below were prepared in accordance with applicable Canadian disclosure requirements based on Boralex’s audited consolidated financial statements for the year ended December 31, 2009 and the unaudited consolidated financial statements for the three-month periods ended March 31, 2010 and 2009. The earnings coverage ratio for the 12-month period ended March 31, 2010 were prepared by taking financial information derived from Boralex’s audited consolidated financial statements for the year ended December 31, 2009, plus financial information derived from the unaudited consolidated financial statements for the three-month period ended March 31, 2010, less financial information derived from the unaudited consolidated financial statements for the three-month period ended March 31, 2009.

	12-Month Period Ended	Three-Month Period	Year Ended	Year Ended
	March 31, 2010	Ended March 31, 2010	December 31, 2009	December 31, 2009
	Actual	Pro Forma	Actual	Pro Forma
Earnings Coverage Ratio(2)(3):	2.37:1	0.55:1	3.11:1	0.99:1
Adjusted Earnings Coverage Ratio:	2.03:1	1.69:1	2.36:1	1.20:1

	12-Month Ended	Three-Month Period	Year Ended
	Ended March 31, 2010	Ended March 31, 2010	December 31, 2009
(in thousands of Canadian dollars)	Actual	Pro Forma	Actual	Pro Forma
Earnings Coverage Ratio
Earnings Coverage Ratio	2.37:1	0.55:1	3.11:1	0.99:1
Earnings before interest and income taxes	38,161	6,339	42,636	36,790
Interest requirement(2)	16,071	11,560	13,727	36,980
Earnings coverage (deficit)	22,090	(5,221)	28,909	(190)
Supplemental Adjusted Earnings Coverage Ratio(1)
Earnings Coverage Ratio	2.03:1	1.69:1	2.36:1	1.20:1
Earnings before interest and income taxes as above	38,161	6,339	42,636	36,790
Total impact of specific items on adjusted net earnings(1)	(5,590)	13,152	(10,207)	7,435

Adjusted Earnings before interest and income taxes	32,571	19,491	32,429	44,225

Interest requirement	16,071	11,560	13,727	36,980

Earnings coverage	16,500	7,931	18,702	7,245

(1)	Adjusted earnings coverage ratio represents earnings coverage ratio as further adjusted to exclude the impact of specific items. For a discussion on the specific items, see Section 8 of the Circular, “Summary Historical Unaudited Pro Forma Consolidated Financial Information”.

(2)	The interest requirement has been calculated excluding the carrying charges for the portion of Convertible Debentures that have been reflected in equity (amounting to $26,500,000). If the Convertible Debentures had been accounted for in their entirety as debt for the purpose of calculating the ratios, the amount of the carrying charges for those securities would have been reflected in the calculation of the interest requirement. The pro forma earnings coverage ratios for the periods referred to above, calculated as though those securities had been accounted for as debt are as follows: (i) 0.59:1 for the three-month period ended March 31, 2010, and (ii) 1.08:1 for the year ended December 31, 2009.

(3)	The earnings coverage ratio for the year ended December 31, 2009 and the twelve month period ended March 31, 2010, adjusted solely to reflect the impact of the additional interest requirement calculated in accordance with GAAP resulting from the anticipated issuance of Convertible Debentures is 1.38:1 and 1.15:1 respectively.
Boralex’s interest requirement, after giving effect to the Offer and assuming that all Units are deposited under the Offer, amounted to $36,980,000 for the 12-month period ended December 31, 2009 and $11,560,000 for the 12-month period ended March 31, 2010. Boralex’s earnings before interest and income tax for the 12-month period ended December 31, 2009 was $36,790,000, which is 0.99 times Boralex’s interest requirements for this period. Boralex’s earnings before interest and income tax for the 12-month period ended March 31, 2010 was $6,339,000, which is 0.55 times Boralex’s interest requirements for this period. The amount of earnings before interest and taxes required to achieve an earnings coverage ratio of one-to-one would have been $190,000 for the 12-month period ended December 31, 2009 and $5,221,000 for the 12-month period ended March 31, 2010.
11. Documents Incorporated by Reference
The following documents of Boralex, filed with the various securities commissions or similar authorities in all of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:
(a)	Boralex’s annual information form for the year ended December 31, 2009 dated March 23, 2010 (the “Boralex’s AIF”);

(b)	Boralex’s management information circular dated March 15, 2010 prepared in connection with the 2010 meeting of shareholders held on May 11, 2010;

(c)	Boralex’s audited consolidated financial statements, including the notes thereon, and together with the auditors’ report, as at December 31, 2009 and 2008 and for each of the fiscal years ended December 31, 2009 and 2008;

(d)	Boralex’s management’s discussion and analysis of the financial condition and results of operations for the year ended December 31, 2009 (the “Boralex Annual MD&A”); and

(e)	the unaudited consolidated interim financial statements, including the notes thereon, of Boralex for the three months ended March 31, 2010;

(f)	Boralex’s management’s discussion and analysis of the financial condition and results of operation for the three months ended March 31, 2010 (the “Boralex Interim MD&A”); and

(g)	Boralex’s material change report dated May 7, 2010.
Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of these documents with respect to Boralex may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or Telephone: 514 284 9890 and are also available electronically on SEDAR at www.sedar.com.
All material change reports (other than confidential reports) and all other documents of the type referred to above filed by Boralex with Canadian Securities Regulatory Authorities after the date of the Circular are deemed to be incorporated by reference into the Circular. Other than the announcement of the Offer, Boralex is not aware of any information that indicates any material change in the affairs of Boralex since the date of the last published financial statements of Boralex.
Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.
Boralex Inc.’s web site is located at www.boralex.com. The contents thereof are expressly not incorporated by reference into the Offer and Circular.
12. Ownership of and Trading in Securities of the Fund
Other than as disclosed below, none of the Offeror, its affiliates or related parties or any of its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry; (a) any associate of such directors or senior officers, (b) any Person or company holding more than 10% of any class of equity securities of the Offeror or its affiliates, or (c) any Person or company acting jointly or in concert with the Offeror, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of the Fund.
The following table sets out the approximate number of Units and/or Exchangeable Units that the Offeror and each director and senior officer of the Offeror has advised are beneficially owned, directly or indirectly, or subject to control or direction by that Person at the date of this Circular:

						% of
			% of		% of	Outstanding Fund
			Outstanding	Fund	Outstanding	Units
Name	Position with Boralex	Fund Units	Fund Units	Special Units	Fund Special Units	(fully-diluted)(1)
Boralex Inc.		—	—	1	100%	23.31%
				(13,767,990)
Cascades Inc.	Shareholder	—	—	—	—	—
Edward J. Kernaghan	Shareholder	—	—	—	—	—
Germain Benoit	Director	—	—	—	—	—
Allan Hogg	Director	—	—	—	—	—
Edward H. Kernaghan	Director	—	—	—	—	—
Richard Lemaire	Director	—	—	—	—	—
Michelle Samson-Doel	Director	—	—	—	—	—
Pierre Seccareccia	Director	—	—	—	—	—
Gilles Shooner	Director	2,000(2)	0.01%	—	—	0.01%
Denis Aubut	General Manager, Operations	500	0.01%	—	—	0.01%
Claude Audet	Vice President and Chief Operating Officer, Biomass	3,300	0.01%	—	—	0.01%
Patrick Decostre	General Manager, Boralex S.A.S.	—	—	—	—	—
Mario Dugas	General Manager, Biomass Division, Canada and Fuel Procurement	50	0.01%	—	—	0.01%
Hughes Girardin	General Manager, Development	500(4)	0.01%	—	—	0.01%
Gabriel Ouellet	General Manager, Senneterre and Technical Manager, Biomass	275	0.01%	—	—	0.01%
Yves Rheault	Director	6,000	0.01%	—	—	0.01%
Bernard Lemaire	Chairman of the Board	20,000(3)	0.04%	—	—	0.03%
Jean-François Thibodeau	Vice-President and Chief Financial Officer	1,580	0.01%	—	—	0.01%
Sylvain Aird	Vice President Legal Affairs and Corporate Secretary	—	—	—	—	—
Patrick Lemaire	President and Chief Executive Officer	—	—	—	—	—

(1)	Assuming the exchange of the 13,767,990 Class B LP Units held by Boralex into the same number of Units.

(2)	Mr. Shooner holds these Units through a registered retirement income fund (RRIF) controlled by Mr. Shooner.

(3)	Mr. Lemaire holds these Units through Gestion Bernard Lemaire Inc., a company controlled by Mr. Lemaire.

(4)	Mr. Girardin hold these Units through a registered retirement savings plan (RRSP) controlled by Mr. Girardin.
None of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any of the Persons referred to above, has traded in any securities of the Fund during the six months preceding the date hereof.
13. Commitments to Acquire Securities of the Fund
Other than pursuant to the Offer and the Support Agreement and except as disclosed in the Offer and Circular, none of the Offeror, or any director or officer of the Offeror, or to the knowledge of the Offeror, any associate or affiliate of any such director or officer, any entity holding more than 10% of any class of equity securities of the Offeror or its associates or affiliates, any other insider of the Offeror, or any entity acting jointly or in concert with the Offeror, has entered into any agreement, commitment or understanding to acquire any equity securities of the Fund or the Partnership, except as otherwise disclosed in the Offer and Circular.
14. Arrangements, Agreements or Understandings
Except for the Support Agreement (described below) or as otherwise disclosed in the Offer and Circular, there are: (a) no agreements, commitments or understandings made or proposed to be made between the Offeror, its associates or affiliates and any of the trustees of the Fund or any directors of the general partner of the Partnership and there are no payments or other benefits that are proposed to be made or given by the Offeror or its associates or affiliates by way of compensation for loss of office or as to such person’s remaining in or retiring from office if the Offer is successful, and (b) no agreements, commitments or understandings, formal or informal, made or proposed to be made between the Offeror, its associates or affiliates and any securityholder of the Fund or the Partnership with respect to the Offer, or between the Offeror, its associates or affiliates and any other person or company with respect to any securities of the Fund or the Partnership in relation to the Offer.

Except as disclosed in the Circular, there is no agreement, commitment or understanding between the Offeror and the Fund or the Partnership relating to the Offer or of which the Offeror is aware that could affect control of the Fund or the Partnership, including an agreement with change of control provisions, a security holder agreement or a voting trust agreement that the Offeror has access to and that can reasonably be regarded as material to a Unitholder in deciding whether to deposit securities under the Offer.
Boralex Power, a subsidiary of Boralex was created in order to provide certain services to the Fund. Its principal place of business is located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1.
Support Agreement
On May 3, 2010, Boralex, the Fund and Boralex Power entered into the Support Agreement which sets out, among other things, the terms and conditions upon which Boralex agrees to make the Offer and the Fund agrees to recommend that Unitholders accept the Offer. The following is a summary of the principal terms and conditions of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement, a copy of which is available on SEDAR at www.sedar.com. Except as otherwise defined in this Trustees’ Circular, capitalized terms used in this summary have the meanings ascribed thereto in the Support Agreement.
The Offer
Subject to the terms and conditions set forth in the Support Agreement, Boralex, directly or through a wholly-owned direct or indirect subsidiary of Boralex, agreed to make the Offer.
The Support Agreement provides that the Offer shall be made in accordance with applicable Laws and shall be open for acceptance for a period of not less than 35 days or such longer minimum period as may be prescribed under applicable Laws, subject to the right and obligation of the Offeror to extend the period during which Units may be deposited under the Offer in increments of not less than 10 days and not more than 30 days up to the Outside Date if the Minimum Tender Condition or any other condition to the Offer is not satisfied or waived, and to the right of the Offeror to extend the period up to a maximum of 10 days from the date of mailing of the Offer after having taken up all of the Units tendered to the Offer, in order to permit other Unitholders to tender their Units to the Offer.
The Fund has confirmed in the Support Agreement that the Board of Trustees, upon consultation with its financial and legal advisors, has determined that the Offer is fair to Unitholders (other than Boralex) and is in the best interests of the Fund and such Unitholders and, accordingly, recommends that Unitholders accept the Offer and tender their Units under the Offer.
Boralex Shareholder Approval
Pursuant to the Support Agreement, Boralex shall use commercially reasonable efforts to obtain from its shareholders, as promptly as reasonably practicable after the execution of the Support Agreement, written evidence of Boralex Shareholder Approval that is satisfactory to the TSX. In the event that Boralex is not able to obtain such written evidence, Boralex shall duly call, give notice of, convene and hold a shareholder meeting as promptly as reasonably practicable thereafter, but no later than on the Boralex Shareholder Approval Deadline.
Boralex confirmed in the Support Agreement that its board of directors unanimously determined (with directors who are also trustees of the Fund abstaining) that the Offer is in the best interests of Boralex and its shareholders, and unanimously approved (with directors who are also trustees of the Fund abstaining) the entering into of the Support Agreement and the making of a recommendation that shareholders of Boralex give the Boralex Shareholder Approval at any shareholder meeting held for that purpose. From and after the date of the Support Agreement, Boralex shall not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Fund, the approval or recommendation of the board of directors of Boralex (or any committee thereof) in favour of the Support Agreement or the Offer.
Trustees
Subject to the delivery of a full and final release in favour of each resigning trustee in form and substance satisfactory to the Fund, promptly upon the take-up and payment by the Offeror pursuant to the Offer of that number of Units that constitutes at least the Minimum Tender Condition, and from time to time thereafter, the Offeror will be entitled to designate all the members of the Board of Trustees (and any committees thereof), and the Fund will not frustrate the Offeror’s attempts to do so, and will use commercially reasonable efforts to cooperate with the Offeror, subject to applicable Laws, to obtain the resignation of any then incumbent trustees effective on the date specified by the Offeror and to facilitate the Offeror’s designees to be elected or appointed to the Board of Trustees (and any committee thereof).

Compulsory Acquisition and Subsequent Acquisition Transactions
If the Offer has been accepted by holders of not less than 90% of the issued and outstanding Units, excluding Units held at the date of the Offer by or on behalf of Boralex, or an affiliate or an associate of Boralex, as at the Expiry Time and the Offeror accepts the Units deposited for purchase and pays for such Units pursuant to the Offer, the Offeror shall complete a Compulsory Acquisition as soon as practicable. If the Compulsory Acquisition right is not available and the Offeror has taken up and paid for a number of Units tendered under the Offer that constitutes at least the Minimum Tender Condition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Units not tendered to the Offer by way of a Subsequent Acquisition Transaction, at a consideration per Unit offered in connection with the Subsequent Acquisition Transaction that is equivalent in form and value to the consideration per Unit offered under the Offer, as soon as practicable, but in any event, not later than 120 days after the Expiry Date. The form of any such Subsequent Acquisition Transaction may be determined by the Offeror in its sole discretion.
Appointment to the Board of Directors of Boralex
Boralex shall take commercially reasonable efforts to cause one current member of the Board of Trustees to be elected or appointed to the board of directors of Boralex as promptly as reasonably practicable following the Effective Time and shall propose him or her as a nominee for election as a director in the proxy-related materials sent to shareholders of Boralex in connection with the annual meeting of shareholders of Boralex following the Effective Time. Such nominee from Board of Trustees to the board of directors of Boralex will be chosen by Boralex in its sole discretion and will be subject to the acceptance of such nominee to being elected or appointed to the board of directors of Boralex.
Trustees’ Insurance and Indemnification
Without limiting the right of the Fund to do so prior to the Effective Date, Boralex agreed to use its reasonable commercial efforts to secure directors’ and officers’ liability insurance coverage for the current and former trustees, directors and officers of the Fund and its subsidiaries on a six year “trailing” or “run-off” basis. If such a policy is not available at a reasonable cost, then Boralex agreed that, for the entire period from the Effective Date until six years after the Effective Date, Boralex will cause the Fund or any successor to the Fund to maintain the Fund’s current directors’ and officers’ liability insurance policy or a substantially similar policy having in either case terms and conditions no less advantageous to the trustees, directors and officers of the Fund or its subsidiaries than those contained in the policy in effect on the date hereof, for all current and former trustees, directors and officers of the Fund or its subsidiaries, covering claims made prior to or within six years after the Effective Date. If the insurance described above can only be obtained by paying an annual premium in excess of 200% of the annual premium of the policy currently in effect at the Fund, Boralex will only be required to obtain coverage as can be obtained by paying an annual premium equal to 200% or less of such annual premium.
Boralex also agreed that all rights to indemnification, exculpation or expenses reimbursement existing in favour of the current and former trustees and officers of the Fund and its subsidiaries as of the date of the Support Agreement as provided in the Fund’s constating documents or indemnification agreement or as disclosed in writing to Boralex, whether asserted prior to, at or after the Effective Time, including approval of the Support Agreement and the transactions contemplated hereby, will survive the transactions contemplated by the Support Agreement and will continue in full force and effect.
Conduct of Business
Each of the Fund and Boralex agreed in the Support Agreement to conduct, and cause each of its subsidiaries to conduct, its and their respective businesses in the ordinary course of business consistent with past practice except as may be required in order to comply with the terms of the Support Agreement or any other agreement previously entered into by the party. Unitholders should refer to the Support Agreement for details regarding the additional negative and affirmative covenants given by Boralex and the Fund in relation to the conduct of their respective businesses prior to the Effective Time. Boralex and Boralex Power solidarily undertook to take all actions and do and cause to be done all things within their control to cause the Fund to comply with such covenants.
Representations and Warranties
The Support Agreement contains representations and warranties given by Boralex to the Fund relating to the following matters: organization; securities laws; authority relative to the Support Agreement; offer documents; listing and transfer agent; no bankruptcy, insolvency, liquidation or similar proceedings; no conflict; required filings and consents; subsidiaries; sufficient funds; required authorizations; no violations; Investment Canada Act; compliance with Laws, licenses and authorizations; capitalization; reports; financial statements; undisclosed liabilities; third-party guarantees; interest in assets and properties; real property; leased properties; intellectual property rights; absence of certain changes or events; litigation; taxes; books and records; insurance; related party transactions; environmental; material contracts; relationships with customers and suppliers; fees; employee matters; and lock-up agreements.
The Support Agreement also contains representations and warranties in respect of Boralex Power relating to the following matters: organization; authority relative to the Support Agreement; no bankruptcy, insolvency, liquidation or similar proceedings; no conflict; required filings and consents; required authorizations; fees. Such representations and warranties are given solidarily by Boralex and Boralex Power to the Fund.
The Support Agreement also contains representations and warranties in respect of the Fund relating to the following matters: organization and qualification; authority relative to the Support Agreement; no bankruptcy, insolvency, liquidation or similar proceedings; no conflict or breach; required filings and consents; subsidiaries; compliance with Laws, licenses and authorizations; capitalization and listing; unitholder and similar agreements; reports; financial statements; undisclosed liabilities; fees; rights plan; and voting agreements. Such representations and warranties are given by the Fund to Boralex and are also given solidarily by Boralex and Boralex Power to the Fund.
The representations and warranties set forth in the Support Agreement shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Date and the date on which the Support Agreement is terminated in accordance with its terms.
Non-Solicitation
From and after the date of the Support Agreement, except as expressly permitted in the Support Agreement, the Fund shall not, directly or indirectly, through a trustee, director, officer, representative, advisor or agent of the Fund or any of its subsidiaries:
(a)	solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers regarding any Acquisition Proposal;

(b)	engage in any discussions or negotiations regarding any Acquisition Proposal;

(c)	release or permit the release of any third party from or waive any confidentiality and standstill agreement to which such third party is a party or bound, except (i) to the extent necessary to permit such third party to make an Acquisition Proposal if the Board of Trustees (or any committee thereof) determines in good faith that the Acquisition Proposal to be made by such third party constitutes, or could reasonably be expected to lead to, a Superior Proposal; and (ii) in the event that such third party makes an Acquisition Proposal that the Board of Trustees (or any committee thereof) has determined to be a Superior Proposal pursuant to the Support Agreement;

(d)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Boralex, the approval or recommendation of the Board of Trustees (or any committee thereof) in favour of the Support Agreement or the Offer;

(e)	accept, approve or recommend, or propose publicly to accept, approve or recommend, any Acquisition Proposal; or

(f)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.
The Fund shall immediately cease and cause to be terminated any existing discussions or negotiation with any Person (other than Boralex) regarding an actual or potential Acquisition Proposal, whether or not initiated by the Fund. From and after the date of the Support Agreement, the Fund shall promptly (and in any event within 48 hours) notify Boralex, at first orally and then in writing, of any Acquisition Proposal or any request for non-public information relating to the Fund or any of its subsidiaries that would reasonably be expected to lead to or facilitate, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of, and the identity of the Person making any such Acquisition Proposal. The Fund shall keep Boralex promptly and fully informed of the status, including any change to the material terms of any such Acquisition Proposal, and will respond promptly to all inquiries by Boralex with respect thereto.
Notwithstanding the above, the Fund may (x) engage in discussions or negotiations regarding an Acquisition Proposal with any Person who seeks to initiate such discussions or negotiations; (y) provide to such Person any information concerning the Fund and its subsidiaries that has previously or is concurrently provided to Boralex; and (z) otherwise cooperate with or assist the Person making such Acquisition Proposal, if and only to the extent that:

(a)	the Fund has received an unsolicited written Acquisition Proposal from such Person (in circumstances not involving any breach of its non-solicitation covenants);

(b)	the Board of Trustees, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal would constitute, if consummated in accordance with its terms, or could reasonably be expected to lead to, a Superior Proposal;

(c)	the Fund has provided to Boralex the information required to be provided under the Support Agreement in respect of such Acquisition Proposal and has promptly notified Boralex in writing of the determinations in (b) above; and

(d)	prior to providing any information data, the Fund has received from such Person an executed confidentiality agreement on terms which are standard and customary for transactions of such nature.
Notwithstanding the above, the Board of Trustees may also: (x) withdraw, amend, modify or qualify in any manner adverse to Boralex the approval of the Support Agreement or the recommendation of the Offer; (y) accept, approve or recommend an Acquisition Proposal; or (z) approve the entering into of any agreement providing for an Acquisition Proposal, if and only to the extent that:
(a)	the Fund has received an unsolicited written Acquisition Proposal from a Person (in circumstances not involving any breach of its non-solicitation covenants);

(b)	the Board of Trustees, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal is a Superior Proposal;

(c)	the Fund has provided to Boralex the information required to be provided under the Support Agreement in respect of such Acquisition Proposal and has promptly notified Boralex in writing of the determinations in (b) above;

(d)	a period of at least three business days has elapsed following the date on which the information and notification referred to in (c) above were received by Boralex, and if Boralex has proposed to revise the Offer in accordance with its right to match described below, the Board of Trustees has again made the determinations in Subsection (b) above taking into account such proposed revisions to the Offer; and

(e)	if the Fund proposes to enter into an agreement with respect to a Superior Proposal, the Fund concurrently terminates the Support Agreement.
The Fund acknowledges and agrees that, during the three business day period referred to in (d) above, Boralex shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and the Fund shall cooperate with Boralex with respect thereto, including engaging in good faith negotiations with Boralex to enable Boralex to make such adjustments to the terms and conditions of the Offer Boralex deems appropriate and as would enable Boralex to proceed with the transactions contemplated hereunder on such adjusted terms. The Board of Trustees will review any proposal by Boralex to amend the terms of the Offer in order to determine in good faith and in accordance with its fiduciary duties, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether Boralex’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
If the Board of Trustees determines that the Acquisition Proposal would cease to be a Superior Proposal, the Fund will so advise Boralex and will accept the offer by Boralex to amend the terms of the Offer and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If Boralex does not make, within such three business day period, proposed amendments that would in the reasonable good faith judgment of the Board of Trustees cause the Acquisition Proposal previously constituting a Superior Proposal to cease being a Superior Proposal then the Fund may, subject to the terms of the Support Agreement, accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (and change or withdraw its recommendation).
Termination
The Support Agreement may be terminated in certain circumstances prior to the Effective Time, including the following:
(a)	by either the Fund or Boralex, provided that such party to the Support Agreement is not in material breach of its representations, warranties, covenants or obligations under the Support Agreement, if any of the representations and warranties of the other party in this Support Agreement is untrue or incorrect as of the date made, or shall have become untrue and incorrect, in each case, other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute, or would not reasonably be expected to result in, a Material Adverse Effect with respect to the other party to the Support Agreement, provided that such right of termination shall not be available with respect to any breach or failure of the representations and warranties to be true and correct that is capable of being cured and such breach or failure has been cured by the date that is the earlier of: (i) 15 days from the date of written notice thereof from one party to the Support Agreement to the other party; and (ii) the Outside Date; and provided, further, that Boralex shall not be entitled to terminate the Support Agreement if the fact that such representations and warranties were untrue or incorrect (x) was known or should have been known to Boralex Power or Boralex as of the date of the Support Agreement, (y) was the result of any action taken by Boralex Power or Boralex or any failure to take any action or (z) was the result of a breach by Boralex Power or Boralex of its representations, warranties, covenants and obligations under the Support Agreement;

(b)	by either the Fund or Boralex, provided that such party to the Support Agreement is not in material breach of its representations, warranties, covenants or obligations under the Support Agreement, if the other party has breached any covenant or obligation under the Support Agreement except for breaches that, individually or in the aggregate, do not, and would not reasonably be expected to, have a Material Adverse Effect with respect to the other party, provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach or failure has been cured by the earlier of: (i) 15 days after written notice has been sent from one party to the Support Agreement to the other party and (ii) the Outside Date; and provided, further, that Boralex shall not be entitled to terminate the Support Agreement if the breach by the Fund (x) was the result of any action taken by Boralex Power or Boralex or any failure to take any action or (y) was the result of a breach by Boralex Power or Boralex of its representations, warranties, covenants and obligations under the Support Agreement;

(c)	by either the Fund or Boralex, if the Effective Date has not occurred on or prior to the Outside Date; provided that the right to terminate the Support Agreement shall not be available to a party to the Support Agreement whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to the Outside Date and such action or failure to act constitutes a breach of the Support Agreement;

(d)	by Boralex, if the Board of Trustees (or any committee thereof) (excluding any trustee who is a director, officer or employee of Boralex or any of its affiliates): (i) fails to recommend, withdraws, modifies, changes or qualifies its approval or recommendation, in favour of the Offer or the Support Agreement; (ii) approves or recommends acceptance of an Acquisition Proposal; or (iii) resolves or publicly discloses an intention to do any of the foregoing;

(e)	by the Fund, if the Fund proposes to enter into any agreement with respect to a Superior Proposal;

(f)	by either the Fund or Boralex, if the Offer shall have expired or have been withdrawn in accordance with its terms without the Offeror having purchased any Units pursuant to the Offer as a result of the failure of any of the conditions to the Offer; or

(g)	by the Fund, if Boralex Shareholder Approval is not obtained on the earlier of the Boralex Shareholder Approval Deadline and the date of any special meeting of shareholders of Boralex held for that purpose (or any adjournment or postponement thereof).
Boralex Termination Payment Events
If: (i) Boralex shall have terminated the Support Agreement in accordance with the termination provision described in clause (d) under “Termination” above, (ii) the Fund shall have terminated the Support Agreement in accordance with the termination provision described in clause (e) under “Termination” above, or (iii) an Acquisition Proposal shall have been made to the Unitholders or any person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced and not withdrawn, (a) fewer than that number of Units that constitutes at least the Minimum Tender Condition shall have been deposited to the Offer and not withdrawn at the Expiry Date and (b) all other conditions to the Offer were satisfied at the Expiry Time, and (c) such Acquisition Proposal is completed within six months from the date of termination of the Offer, then, in each of the above cases, the Fund and its subsidiaries shall pay $6,795,000 to Boralex (or as it may direct) by wire transfer in immediately available funds: (x) in the case of a termination pursuant to (i) above, within two business days of such termination; (y) in the case of a termination pursuant to (ii) above, within two business days of the entering into of such agreement with respect to a Superior Proposal; and (z) in the case of a termination pursuant to (iii) above, within two business days of the completion of the Acquisition Proposal.
Fund Termination Payment Event
If the Fund shall have terminated the Support Agreement in accordance with the termination provision described in clause (g) under “Termination” above, then Boralex shall pay an amount of $1,000,000 to the Fund (or as it may direct) by wire transfer in immediately available funds within two business days of such termination.
15. Benefits From the Offer
To the knowledge of the Offeror, no Person named under “Ownership of and Trading in Securities of the Fund” in Section 12 of the Circular, will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Unitholder who participates in the Offer.
16. Material Changes and Other Information
The Offeror has no information that indicates any material change in the affairs of the Fund since the date of the last published financial statements of the Fund other than as has been publicly disclosed by the Fund. The Offeror has no knowledge of any material fact concerning securities of the Fund that has not been generally disclosed by the Fund or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Unitholders to accept or reject the Offer.
17. Certain Information Concerning the Fund and the Units
Authorized and Outstanding Capital
The authorized capital of the Fund consists of an unlimited number of Units. As of March 31, 2010, the capital of the Fund is composed of 45,300,002 Units and one Special Voting Unit (representing 13,767,990 Class B LP Units) outstanding.
Distribution Policy and Record
The Fund makes monthly distributions of distributable cash to Unitholders of record on the last business day of each month to be paid no later than the 21st day of each month or, if such day is not a business day, on the following day which is a business day or on any other date determined from time to time by the trustees. The following table indicates the distributions paid to Unitholders from April 1, 2009 to March 31, 2010.

	Amount Paid per Unit	Payment Date	Total Amount Paid
2009
April	$0.05833	May 21, 2009	$3,445,633
May	$0.05833	June 22, 2009	$3,445,633
June	$0.05833	July 21, 2009	$3,445,633
July	$0.05833	August 21, 2009	$3,445,633
August	$0.05833	September 21, 2009	$3,445,633
September	$0.05833	October 21, 2009	$3,445,633
October	$0.05833	November 23, 2009	$3,445,633
November	$0.05833	December 21, 2009	$3,445,633
December	$0.05833	January 21, 2010	$3,445,633
2010
January	$0.03333	February 22, 2010	$1,968,933
February	$0.03333	March 22, 2010	$1,968,933
March	$0.03333	April 21, 2010	$1,968,933
Price Range and Trading Volumes of the Units
The Units are listed and posted for trading on the TSX under the symbol “BPT.UN”. The following table sets forth the price range and the trading volume of the Units as reported by the TSX for the periods indicated.

	High	Low	Volume
2009
May	$3.99	$3.57	1,382,030
June	$4.14	$3.65	1,285,607
July	$4.14	$3.51	1,405,281
August	$4.29	$3.85	1,951,068
September	$4.11	$3.81	2,249,130
October	$4.88	$3.76	5,085,338
November	$4.53	$4.11	2,494,727
December	$4.27	$3.50	5,224,025
2010
January	$4.45	$4.05	3,149,263
February	$4.77	$4.27	2,943,397
March	$4.74	$4.36	2,205,954
April	$4.80	$4.40	1,871,700
May (to May 14)	$4.90	$4.51	6,409,207
The closing price of the Units on May 3, 2010, the last day of trading prior to the announcement of the Offer, was $4.61.
Prior Distributions of Units
Based on publicly available information, during the five years prior to the date hereof, the Fund has not made any distributions of Units.
Previous Purchases and Sales of Units
Based solely on the Fund’s publicly available information, the Offeror believes that during the 12 months preceding the date of the Offer, the Fund has not purchased or sold any Units or other securities.
18. Effect of the Offer on the Market for the Units and Stock Exchange Listing
If the Offeror takes up and pays for such number of Units which represent not less than the Minimum Tender Condition, the Offeror intends to acquire any Units not deposited under the Offer by Compulsory Acquisition or by a Subsequent Acquisition Transaction.
Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Units pursuant to the Offer will reduce the number of Unitholders and the number of Units that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining Units held by the public.
Depending upon the number of Units purchased pursuant to the Offer, the Units may no longer meet the standards for continued listing on the TSX. According to its published guidelines, the TSX will give consideration to delisting Units if, among other things, the Units do not substantially meet its standards for continued listing.
After the purchase of the Units under the Offer, the Fund may cease to be subject to the public reporting and proxy solicitation requirements as set out in the Trust Agreement and the Securities Laws of certain provinces and territories of Canada. Furthermore, it may be possible for the Fund to request the elimination of the public reporting requirements of any province or territory where a small number of Unitholders reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Units from the TSX. The Offeror intends to cause the Fund to cease to be a reporting issuer under the Securities Laws of each jurisdiction in Canada where it is a reporting issuer.
19. Regulatory Matters
Competition Act (Canada)
Part IX of the Competition Act requires that, subject to certain limited exceptions, the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.
Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated or waived by the Commissioner, provided that there is no order in effect prohibiting completion at the relevant time. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not, pursuant to subsection 114(2) of the Competition Act, notified the parties that she requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act.
Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter (and a waiver by the Commissioner of the applicable waiting period), which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under section 92 of the Competition Act.
At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger.
Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that (except in limited circumstances) the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, but subject to an efficiencies defence, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.
The Offer provides that compliance with the obligations of the Fund and Boralex under Part IX of Competition Act may be effected in any one of the following manners:
(a)	the issuance of an ARC;

(b)	the Fund and Boralex giving the notice required under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act expiring or being waived in accordance with the Competition Act; or

(c)	the receipt of a waiver under subsection 113(c) of the Competition Act from the obligation to give the notice required under section 114 of the Competition Act, and, in the case of (b) or (c), the Fund and Boralex having been advised in writing (a “No Action Letter”) by the Commissioner, or a person authorized by the Commissioner, that such person is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by the Offer, and the form of and any material terms and conditions attached to any such advice not adversely affecting the Fund or Boralex, in their respective discretions, acting reasonably, and such advice not having been rescinded or amended at the time of closing.
The Fund and Boralex intend to jointly apply to the Commissioner for an ARC in respect of the Offer and, in connection with such application, will also request that, if the Commissioner should decide not to issue an ARC in respect of the Offer, the Commissioner waive under subsection 113(c) of the Competition Act the obligation of the Fund and Boralex to give the notice required under section 114 of the Competition Act and provide the No Action Letter.
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)
Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder (collectively, the “HSR Act”) by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until information and documentary material has been furnished for review by the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and waiting period requirements have been satisfied. Due to the nature of the activities of Boralex and the Fund in the United States and the size of the Offer, the acquisition of Units pursuant to the Offer is subject to such requirements. Accordingly, on or about the date hereof, the Offeror and the Fund each filed a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Units pursuant to the Offer.
Under the provisions of the HSR Act applicable to the Offer, the purchase of Units pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by the Offeror, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If, within such 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Offeror concerning the Offer, the waiting period would expire at 11:59 p.m., New York City time, on the thirtieth calendar day (or, if that date falls on a weekend or statutory holiday, then the next regular business day) after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order or with the consent of the Offeror. The additional 30-calendar day waiting period may be terminated sooner by the FTC and the Antitrust Division. Although the Fund is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Fund’s failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Fund will extend the waiting period with respect to the Offer.
The Offeror will not accept for payment Units tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 4 of the Offer, “Conditions of the Offer”.
Pursuant to the HSR Act, the Offeror has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that such waiting period will be terminated early.
The Antitrust Division, the FTC and U.S. state antitrust enforcement agencies frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror’s acquisition of Units pursuant to the Offer. At any time before or after the Offeror’s acquisition of Units, any such agency could take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Units pursuant to the Offer or otherwise or seeking divestiture of Units acquired by the Offeror or divestiture of substantial assets of the Offeror, Boralex and/or the Fund. Private parties may also bring legal action under the antitrust laws under certain circumstances.
United States Federal Energy Regulatory Commission; New York Public Service Commission
The Offeror has determined that it is not required to seek approval of the proposed transaction from the U.S. Federal Energy Regulatory Commission (“FERC”) or the New York Public Service Commission (“NYPSC”).
Toronto Stock Exchange
The Boralex Shares are listed for trading on the TSX under the symbol “BLX”.
The TSX has conditionally approved the listing of the Convertible Debentures and the Boralex Shares issuable on conversion, redemption or maturity of the Convertible Debentures on the TSX. Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before July 30, 2010. The Offer is subject, among other things, to obtaining Boralex Shareholder Approval as required by applicable TSX rules. Boralex has submitted to the TSX written evidence of the authorization and approval of the issuance of Convertible Debentures from shareholders of Boralex holding more than 50% of the Boralex Shares that are familiar with the terms of the Offer, and, in accordance with applicable TSX rules, intends to rely on such written evidence to proceed with the issuance of the Convertible Debentures without holding a shareholder meeting to formally approve such issuance.
20. Securities Law Matters
The distribution of the Convertible Debentures under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. Following completion of the Offer, the Convertible Debentures will generally be “freely tradeable”, other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof, under applicable Canadian Securities Laws.
In the United States, a registration statement on Form F-8 has been filed with the SEC registering the Convertible Debentures and the Boralex Shares issuable upon conversion of the Convertible Debentures. The resale of the Convertible Debentures and the Boralex Shares issuable upon conversion of the Convertible Debentures by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of Boralex will not be required to be registered in the United States. However, Convertible Debentures and the Boralex Shares issuable upon conversion of the Convertible Debentures acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Boralex may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements.
The Offeror has applied for relief from the OSC and AMF under MI 61-101 from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Trust Agreement as amended by the Special Resolutions, and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or a Subsequent Acquisition Transaction, in each case, provided that minority approval shall have been obtained by the Special Resolution rather than at a meeting of Unitholders. See “Acquisition of Units Not Deposited Under the Offer— Subsequent Acquisition Transaction” in Section 21 of the Circular. The Offeror may apply for such other relief from applicable securities laws as it deems necessary or appropriate in the circumstances.
Valuation and Fairness Opinion
The Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as the Offeror beneficially owns more than 10% of the Units. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable Securities Regulatory Authority, subject to certain exemptions.
Pursuant to an engagement letter (the “Engagement Letter”) signed on March 5, 2010, BMO Capital Markets was formally engaged by the Special Committee in connection with the Offer, to prepare and deliver to the Special Committee the Valuation in accordance with the requirements of MI 61-101 and the Fairness Opinion.
BMO Capital Markets was engaged to prepare the Valuation of the Units and the non-cash consideration (as defined by MI 61-101) issuable pursuant to the Offer (being the issuance of the Convertible Debentures).
The Engagement Letter provides that BMO Capital Markets will be paid an engagement fee of $300,000 in cash, payable upon substantial completion of the work related to the Valuation and an additional fee of $200,000 in cash, upon delivery of the written Valuation and Fairness Opinion (such fees to be borne by Boralex). In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified under certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusion reached in its Valuation, the outcome of the Offer or any other transaction. BMO Capital Markets has been determined to be independent within the meaning of MI 61-101.
BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors, including the power generation industry, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Offer.
For the purposes of the Valuation and in respect of MI 61-101, “fair market value” is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act. This definition is consistent with the definition of fair market value in MI 61-101. In accordance with MI 61-101, BMO Capital Markets has made no downward adjustment to the fair market value of the Units to reflect the liquidity of the Units, the effect of the Offer on the Units or the fact that the Units held by individual Unitholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an “en bloc” valuation.
Based upon and subject to the scope of review, major assumptions and restrictions and qualifications contained in the Valuation, BMO Capital Markets gave its opinion dated May 3, 2010 that, as at May 3, 2010: (a) the fair market value of the Units was in the range of $4.50 to $5.05; and (b) the fair market value of the Convertible Debentures at May 3, 2010 was in the range of $98 to $101 per $100 principal amount, implying that the value of the consideration offered ranges between $4.90 to $5.05 per Unit.
Based upon and subject to the foregoing and such other matters as considered relevant, BMO Capital Markets also provided the Fairness Opinion to the effect that, as at May 3, 2010, the consideration offered to be received by the Unitholders (other than Boralex and its affiliates) pursuant to the Offer is fair, from a financial point of view, to the Unitholders (other than Boralex and its affiliates).

The Valuation and Fairness Opinion was provided to the Special Committee solely for the purpose of its consideration of the Offer. Under the terms of the engagement of BMO Capital Markets to provide the Valuation and Fairness Opinion, such opinions may not be used for any other purpose or be relied upon by any other person, including any holder of Units (existing or prospective). The Valuation and Fairness Opinion was provided for the use of the Special Committee and should not be construed as a recommendation to invest in or divest of Units.
The Valuation and Fairness Opinion are subject to the scope of review, major assumptions and restrictions and qualifications contained therein and must be considered in their entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered, without considering all factors and analyses together, could create a misleading view of the processes underlying the Valuation and Fairness Opinion. In particular, the preparation of a valuation is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.
A copy of the full text of the Valuation and Fairness Opinion is attached as Schedule B, which forms a part of this Circular.
21. Acquisition of Units Not Deposited Under the Offer
If the Offeror takes up and pays for Units validly tendered under the Offer, the Offeror has agreed to complete a Compulsory Acquisition or to take commercially reasonable efforts to carry out a Subsequent Acquisition Transaction to acquire all of the Units not tendered under the Offer. In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror intends to amend the Trust Agreement as described below under “Special Resolutions”. The Trust Agreement permits such amendments and the Special Resolutions to be approved in writing by Unitholders holding 66 2/3% or more of the outstanding Units (calculated on a fully-diluted basis). A Unitholder, through a nominee or participant, who uses CDS’s online tendering system, to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such Unitholder irrevocably approves the Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Special Resolutions as is described below under “Special Resolutions”. Accordingly, by tendering to the Offer, Depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and the amendments to the Trust Agreement to be implemented in order to permit the Offeror to acquire all of the Units not deposited under the Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.
Compulsory Acquisition
Section 6.29 of the Trust Agreement currently permits the Offeror to acquire the Units not deposited under the Offer, for the same consideration per Unit as payable under the Offer if within the time provided by the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by the holders of at least 90% of the outstanding Units (on a fully-diluted basis). If a Compulsory Acquisition is available, the Offeror may acquire the Units not deposited under the Offer pursuant to those procedures, as amended in the manner described herein. The Offeror agrees to be bound by the provisions of Section 6.29 of the Trust Agreement, in its current form or as amended by the Special Resolutions, with respect to the Offer.
To exercise such right, the Offeror must give notice (the “Offeror’s Notice”) to each holder of Units who did not accept the Offer (in each case, a “Dissenting Offeree”) of such proposed acquisition by registered mail within 60 days after the date of termination of the Offer and in any event within 180 days after the date of the take-over bid. The Trust Agreement currently provides that within 20 days after the sending of the Offeror’s Notice, the Offeror must pay or transfer to the Board of Trustees, or to such person as the Board of Trustees may direct, the consideration the Offeror would have had to pay or transfer to Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Section 6.29 of the Trust Agreement also provides that, within 20 days after receiving the Offeror’s Notice, each Dissenting Offeree must cause its Units to be transferred to the Offeror on the terms of the Offer. If the Offeror has complied with the foregoing, then, within 30 days after the sending of the Offeror’s Notice, the Board of Trustees shall do or cause to be done all acts and things, and execute and cause to be executed all instruments as in the opinion of the Board of Trustees may be necessary or desirable to cause the transfer of the Dissenting Offeree’s Units to the Offeror on the terms of the Offer.
The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the Trust Agreement. Reference should be made to Section 6.29 of the Trust Agreement for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of Section 6.29 of the Trust Agreement are complex and may require strict adherence to notice and timing provisions failing which such rights may be lost or altered. Unitholders should refer to Section 6.29 of the Trust Agreement for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.
The Offeror currently intends to cause the Fund to amend the provisions of Section 6.29 of the Trust Agreement to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice (as opposed to on the expiry of the 20 day period after the sending of the Offeror’s Notice) and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit that the Offeror would have paid to the Dissenting Offerees if they had deposited those Units under the Offer with respect to such transferred Units. If the Offeror elects to proceed by way of Compulsory Acquisition, it is the current intention of the Offeror to provide the Offeror’s Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units. See “Special Resolutions” below.
See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the tax consequences to Unitholders in the event of a Compulsory Acquisition.
Subsequent Acquisition Transaction
If the Compulsory Acquisition described above is not available to the Offeror, the Offeror currently intends to amend Section 6.29 of the Trust Agreement to provide for a Subsequent Acquisition Transaction, which may be effected immediately if the Offeror, after take up and payment of Units deposited under the Offer (including its affiliates and associates), holds not less than 66 2/3% of the Units calculated on a fully-diluted basis. If the Offeror elects to proceed with a Subsequent Acquisition Transaction, the consideration payable to acquire the remainder of the Units would be at least equal in value and in the same form as the consideration per Unit payable by the Offeror under the Offer. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction, it is the current intention of the Offeror to provide the Offeror’s Notice immediately following the take up and payment of Units deposited under the Offer with the result that the Offeror would, at that time, acquire all of the Units.
A Compulsory Acquisition or a Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if that Compulsory Acquisition or Subsequent Acquisition Transaction would result in the interest of a holder of Units (the “affected securities”) being terminated without the consent of the Unitholder. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Compulsory Acquisitions or Subsequent Acquisition Transactions to be “related party transactions”. However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions of MI 61-101 would not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101 or exemptions therefrom.
MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to MI 61-101 from the AMF and OSC, respectively, exempting the Offeror or the Fund or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.
MI 61-101 requires that, in addition to any other required Unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the AMF and the OSC. In relation to any Compulsory Acquisition or Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the AMF and the OSC as required, all Unitholders other than, among others, the following: (a) the Offeror and its affiliates; (b) any “interested party”; (c) a related party of an interested party unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor insiders of the Offeror; or (d) any person or company acting jointly or in concert with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat the Units acquired pursuant to the Offer as “minority” Units and to vote them, or to consider them voted, in favour of a Compulsory Acquisition or Subsequent Acquisition Transaction that is a business combination if, among other things, the consideration for each security in the Compulsory Acquisition or Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Compulsory Acquisition or Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Unitholders under the Offer, and the Offeror intends to cause Units acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.
To the knowledge of the Offeror, after reasonable inquiry, 13,802,195 Units would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101. Of the 13,802,195 Units to be excluded, 1 Special Unit (representing 13,767,990 votes) is held by Boralex, and the aggregate of 34,205 Units are held by those persons listed in Section 12 of the Circular, “Ownership of and Trading in Securities of the Fund”.
Unitholders should consult their legal advisors for determination of their legal rights with respect to any Subsequent Acquisition Transaction.
For a discussion of the tax consequences to a Unitholder in the event of a Subsequent Acquisition Transaction, see Section 22 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of this Circular, “Certain United States Federal Income Tax Considerations”.
Other Alternatives
If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional Units, or acquiring the Fund’s assets by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror or Boralex, and/or its affiliates and the Fund. Any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Units under the Offer.
Special Resolutions
The Offeror currently intends to effect the amendments to Section 6.29 of the Trust Agreement as described above by resolution in writing signed by Unitholders holding 66 2/3% or more of the outstanding Units (calculated on a fully-diluted basis) rather than seeking Unitholders’ approval at a special meeting to be called for that purpose, all in accordance with the Trust Agreement. The Offeror may use the power of attorney granted to the Offeror in the Letter of Acceptance and Transmittal to pass the resolution in writing to effect the amendment before the Offeror takes up Units deposited under the Offer. Alternatively, the Offeror may sign the written resolution to amend Section 6.29 of the Trust Agreement after taking up the Units deposited under the Offer.
A Unitholder, through a nominee or participant, who uses CDS’s online tendering system, to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such Unitholder irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders, with respect to Units deposited under the Offer and not at such time validly withdrawn, effective from and after the Expiry Time, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Trust Agreement:
(a)	amending Section 6.29 of the Trust Agreement to provide, among other things, that a Compulsory Acquisition can be effected subsequent to a take-over bid for all outstanding Units (not including Units issuable upon conversion, exercise or exchange of exchangeable securities of the Fund) in jurisdictions in which such take-over bid as solicitation is lawful and that a Subsequent Acquisition Transaction may be effected if the Offeror (including its affiliates and associates), after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Section 6.29 of the Trust Agreement to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer;

(c)	approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Trust Agreement as amended in accordance with the foregoing;

(d)	amending the Trust Agreement to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Trust Agreement in connection therewith;

(e)	directing the Board of Trustees and the directors and/or officers of its subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions (collectively, the “Special Resolutions”).
The Offeror has applied for relief from the OSC and AMF under MI 61-101 from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Trust Agreement as amended by the Special Resolutions; and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained by written resolutions rather than at a meeting of Unitholders.
If for any reason the approvals or authorizations provided to the Offeror in the Letter of Acceptance and Transmittal are ineffective, in whole or in part, then in order to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror would expect to seek Unitholder approval of the Special Resolutions at a special meeting of the Unitholders to be called for such purpose or in writing as permitted by the Trust Agreement and applicable Laws. In those circumstances, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Units and the approval of a majority of the votes cast by “minority” Unitholders (including Units deposited under the Offer by “minority” Unitholders) would be required at a meeting duly called and held for the purpose of approving the Compulsory Acquisition or Subsequent Acquisition Transaction, or the written approval of the holders of 66 2/3% of the Units and the written approval of the holders of a majority of the Units held by “minority” Unitholders (including Units deposited under the Offer by “minority” holders of Units) of those Special Resolutions would be required. The Offeror would cause Units acquired under the Offer to be voted in favour of the Special Resolutions and the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be.
22. Certain Canadian Federal Income Tax Considerations
In the opinion of Fraser Milner Casgrain LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Unitholder who disposes of Units to the Offeror in exchange for Convertible Debentures pursuant to the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction described under Section 21 of the Circular, “Acquisition of Units Not Deposited

Under the Offer”. This summary does not address the tax consequences of any alternative transaction referred to under the subheading “Other Alternatives”.
This summary is based on the current provisions of the Tax Act and the regulations thereunder in force on the date hereof, and counsel’s understanding of the current published administrative practices and assessing policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.
This summary is not applicable to a Unitholder: (a) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market property” rules), (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) who reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency, or (e) a Unitholder who acquired Units pursuant to the exercise of an employee stock option. Any such Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transaction.
This summary is for general information only and is not intended to be, nor should it be construed to be legal, business or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Unitholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Units acquired by the Offeror based on their particular circumstances.
Unitholders Resident in Canada
This portion of the summary is only applicable to a Unitholder who, at all relevant times, for the purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with the Fund and the Offeror; (c) is not affiliated with the Fund or the Offeror; and (d) holds its Units and Convertible Debentures, as applicable, as capital property (a “Resident Holder”). Units and Convertible Debentures, as applicable, generally will be considered capital property to a Unitholder unless the Unitholder holds such property in the course of carrying on a business, or the Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Unitholders whose Units or Convertible Debentures, as applicable, would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Units, Convertible Debentures and every other “Canadian security” (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Unitholders should consult their own tax advisors to determine whether the election is available and advisable based on their own particular circumstances.
Disposition of Units Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction
A Resident Holder who disposes of Units to the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in exchange for Convertible Debentures will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received for the Units, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Units to the Resident Holder. The Tax Act provides that where a taxpayer disposes of a capital property and part of the proceeds of disposition are not payable to the taxpayer until after the end of the taxation year in which the disposition occurs, the taxpayer may be entitled to claim a reserve in the year and in each of the four subsequent taxation years in respect of any capital gain realized on the disposition. There is some uncertainty regarding the availability of a reserve in the present circumstances. Resident Holders who receive Convertible Debentures in exchange for their Units should consult their own tax advisors in this regard. For these purposes, except as expressly otherwise provided above, the proceeds of disposition for the Units will be equal to the aggregate amount of cash received and the aggregate fair market value of any Convertible Debentures received, as the case may be, in exchange for such Units, such fair market value determined at the time such exchange occurs. See “Taxation of Capital Gains and Capital Losses” below.
Except as expressly otherwise provided above, the cost to a Resident Holder Convertible Debentures received in exchange for Units will be equal to the fair market value of such Convertible Debentures determined at the time of the exchange.

Taxation of Convertible Debentures
     Taxation of Interest on Convertible Debentures
A Resident Holder of a Convertible Debenture that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Convertible Debenture that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of a Convertible Debenture in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the Resident Holder’s income for that or a preceding taxation year.
Any other Resident Holder will be required to include in computing income for a taxation year all interest on a Convertible Debenture that is received or receivable by such Resident Holder in that taxation year (depending on the method regularly followed by the Resident Holder in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder’s income for that or a preceding taxation year.
To the extent that the principal amount of a Convertible Debenture exceeds the fair market value of a Convertible Debenture at the time of its issue (the excess amount referred to herein as the “discount”), the discount may be required to be included in computing a Resident Holder’s income, either in each taxation year in which all or a portion of such amount accrues or in the taxation year in which the discount is received or receivable by the Resident Holder. If the discount is (or is deemed to accrue as) interest to a Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary, such Resident Holder would be required to include in income annually the portion of such interest (or deemed interest) that accrues to such Resident Holder in the manner prescribed by the regulations under the Tax Act notwithstanding that any payment on account of the discount may not be received and is not receivable until maturity. Similarly, if the discount is (or is deemed to accrue as) interest to any other Resident Holder, the Convertible Debentures would likely be viewed as an “investment contract” (as defined in the Tax Act) for such Resident Holders who would be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Convertible Debenture up to any “anniversary date” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding year. Resident Holders are urged to consult their tax advisors as to the tax treatment of the discount.
     Exercise of Conversion Right
Generally, a Resident Holder who converts a Convertible Debenture into Boralex Shares (or Boralex Shares and cash delivered in lieu of a fraction of a Boralex Share) pursuant to the conversion right will be deemed not to have disposed of the Convertible Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Convertible Debenture, receives cash not in excess of $200 in lieu of a fraction of a Boralex Share may either treat this amount as proceeds of disposition of a portion of the Convertible Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Boralex Shares that the Resident Holder receives on the conversion by the amount of the cash received.
Upon a conversion of a Convertible Debenture, interest accrued thereon to the date of conversion will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Convertible Debentures”.
The aggregate cost to a Resident Holder of the Boralex Shares acquired on the conversion of a Convertible Debenture will generally be equal to the aggregate of the Resident Holder’s adjusted cost base of the Convertible Debenture immediately before the conversion. For the purposes of determining the adjusted cost base to a Resident Holder of Boralex Shares at any time, the cost of Boralex Shares acquired on the conversion of a Convertible Debenture will be averaged with the adjusted cost base of any other Boralex Shares owned by the Resident Holder and held as capital property immediately before that time.
     Repayment or Redemption of Convertible Debentures
If Boralex redeems a Convertible Debenture prior to maturity or repays a Convertible Debenture upon maturity and the Resident Holder does not exercise the conversion right prior to such redemption or repayment, the Resident Holder will be considered to have disposed of the Convertible Debenture for proceeds of disposition equal to the amount received by the Resident Holder (less any amount that is otherwise required to be included in the income of the Resident Holder as interest) on such redemption or repayment. The Resident Holder may realize a capital gain or capital loss computed as described below under “Disposition of Convertible Debentures”.

If Boralex pays any amount upon the repayment (or other purchase) of a Convertible Debenture by issuing Boralex Shares to the Resident Holder, otherwise than through the exercise of conversion rights, the Resident Holder’s proceeds of disposition of the Convertible Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Boralex Shares and any other consideration so received (less any amount that is otherwise required to be included in the income of the Resident Holder as interest). The Resident Holder may realize a capital gain or capital loss computed as described below under “Disposition of Convertible Debentures”. The Resident Holder’s adjusted cost base of the Boralex Shares so received will be equal to the fair market value of such Boralex Shares. For the purpose of determining the adjusted cost base to a Resident Holder of Boralex Shares at any time, the cost of Boralex Shares so received will be averaged with the adjusted cost base of any other Boralex Shares owned by the Resident Holder and held as capital property immediately before that time.
The fair market value of any premium paid by Boralex to a Resident Holder on repayment of a Convertible Debenture, including any premium paid by Boralex in connection with a Change of Control Purchase Offer, will generally be deemed to be interest received at that time by such Resident Holder, but only to the extent that such premium can reasonably be considered to relate to, and does not exceed the value on the date of repayment of, the interest that would have been paid or payable by Boralex on the Convertible Debenture for taxation years of Boralex ending after the date of redemption or repayment.
     Disposition of Convertible Debentures
Generally, on a disposition or deemed disposition of a Convertible Debenture, including a redemption, repayment at maturity or purchase for cancellation, but not including the conversion of a Convertible Debenture into Boralex Shares pursuant to the Resident Holder’s right of conversion as described above, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Convertible Debenture immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.
For these purposes, upon a disposition or deemed disposition (other than a redemption, repayment at maturity or purchase for cancellation) of a Convertible Debenture, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Convertible Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Convertible Debenture.
Taxation of Capital Gains and Capital Losses
One-half of any capital gain realized on the disposition of a Unit, Boralex Share or Convertible Debenture (a “taxable capital gain”) will be included in the Resident Holder’s income and one-half of any capital loss realized on the disposition of a Unit, Boralex Share or Convertible Debenture (an “allowable capital loss”) will generally be deducted from taxable capital gains in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
Where a Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit or a Boralex Share, any capital loss otherwise arising upon the disposition of the Unit or Boralex Share, as applicable, may be reduced by the amount of any dividends previously designated by the Fund on such Unit to the Resident Holder or received or deemed to be received on the Boralex Shares by such Resident Holder, to the extent and under the circumstances specified in the Tax Act. Similar rules apply where Units or Boralex Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
Alternative Minimum Tax
In general terms, the receipt of taxable dividends and/or the realization of capital gains on the disposition of Units, Boralex Shares and/or Convertible Debentures by an individual or trust, other than certain trusts specified in the Tax Act, may increase the Resident Holder’s liability for alternative minimum tax.
Additional Refundable Tax
A Resident Holder that is a “Canadian controlled private corporation” as defined in the Tax Act may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains realized in respect of the disposition of Units, Boralex Shares and/or Convertible Debentures and interest received or deemed to be received on Convertible Debentures.
Unitholders Not Resident in Canada
The following discussion applies to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Fund and the Offeror; (c) is not affiliated with the Fund or the Offeror; and (d) does not, and is not deemed to, use or hold Units, Boralex Shares, and/or Convertible Debentures, in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).
Disposition of Units by a Non-Resident Holder
A Non-Resident Holder who disposes of Units to the Offeror under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction in exchange for Convertible Debentures will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Units only if such Units constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not afforded relief from taxation in Canada under an applicable income tax treaty or convention.
Units generally will not be “taxable Canadian property” at the time of the disposition provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Units at any time during the 60-month period preceding the time of the disposition; (ii) the Fund is a “mutual fund trust” at the time of the disposition; (iii) no more than 50% of the fair market value of the Unit is derived directly or indirectly from one or a combination of (A) real or immovable property situated in Canada; (B) Canadian resource property; (C) timber resource properties; and (D) options in respect of or interest in property described in any of (A) to (C); and (iv) the Units are not otherwise deemed to be “taxable Canadian property”. A Non-Resident Holder whose Units constitute “taxable Canadian property” generally will be considered to have disposed of Units for proceeds of disposition determined in the same manner as described above for a Resident Holder and will realize a capital gain (or capital loss) on the disposition of such Units equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) such Non-Resident Holder’s adjusted cost base of Units so disposed of, determined immediately before the disposition. Generally, subject to the terms of an applicable income tax treaty or convention, such Non-Resident Holder will be subject to tax under the Tax Act in respect of any capital gain realized in the same manner as a Resident Holder (see above under “Disposition of Units Pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction”).
Taxation of Convertible Debentures
     Taxation of Interest on Convertible Debentures
A Non-Resident Holder should not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by Boralex as, on account or in lieu of payment of, or in satisfaction of, interest (including any amount representing the discount, as described above under “Unitholders Resident in Canada — Taxation of Convertible Debentures — Taxation of Interest on Convertible Debentures”) or principal on the Convertible Debentures.
     Exercise of Conversion Privilege
The conversion of a Convertible Debenture into Boralex Shares only on the exercise of a conversion right by a Non-Resident Holder will generally be deemed not to constitute a disposition of the Convertible Debenture and, accordingly, a Non-Resident Holder will not realize a gain or a loss on such conversion.
Eligibility for Investment
In the opinion of Fraser Milner Casgrain LLP, counsel to the Offeror, on the basis of the applicable legislation in effect on the date hereof, provided the Convertible Debentures are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX), the Convertible Debentures (including the Boralex Shares issuable on the conversion, redemption or maturity of the Convertible Debentures), if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan (except, in the case of Convertible Debentures, a deferred profit sharing plan to which Boralex, or an employer that does not deal at arm’s length with Boralex, has made a contribution), registered education savings plan, tax-free savings account (“TFSA”) and registered disability savings plan.

Notwithstanding the foregoing, if the Convertible Debentures are “prohibited investments” for the purposes of a TFSA, the holder of such account will be subject to penalty taxes as set out in the Tax Act. Provided that the holder of a TFSA deals at arm’s length with Boralex for purposes of the Tax Act, and does not hold a “significant interest” (within the meaning of the Tax Act) in Boralex or any corporation, partnership or trust with which Boralex does not deal at arm’s length for purposes of the Tax Act, the Convertible Debentures will not be “prohibited investments” for such TFSA for purposes of the Tax Act. Holders of a TFSA should consult their own tax advisors in this regard.
23. Certain United States Federal Income Tax Considerations
The following is a summary of certain material United States federal income tax considerations generally applicable to a Unitholder who disposes of Units to the Offeror in exchange for Convertible Debentures pursuant to the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction described under Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”. This summary does not address the tax consequences of any alternative transaction referred to under the subheading “Other Alternatives”. This summary applies only to a United States Holder (as defined below), that is a Non-Resident Holder, and summarizes, in general, certain material United States federal income tax considerations related to the ownership and disposition by United States Holders of the Convertible Debentures and of the Boralex Shares, into which such debentures are convertible by United States Holders.
This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Holder. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder in light of such Holder’s particular circumstances. No ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the United States federal income tax consequences to a United States Holder or such Holder’s ownership or disposition of the Convertible Debentures or Boralex Shares into which such debentures are convertible. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, United States federal alternative minimum tax or foreign tax consequences.
The information in this summary is based on:
•	the Internal Revenue Code of 1986, as amended (the “Code”);

•	current, temporary and proposed Treasury Regulations promulgated under the Code (the “Treasury Regulations”), and the legislative history of the Code;

•	current administrative interpretations and practices of the IRS and court decisions;
in each case, as of the date of this Offer and Circular. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. The Offeror has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary is limited to United States Holders who acquire the Convertible Debentures in exchange for the Units pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) and who hold the Convertible Debentures and Boralex Shares into which such debentures are convertible as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	non-U.S. Holders (as defined below);

•	persons who are, or who hold the Units, the Convertible Debentures or Boralex Shares into which such debentures are convertible through, S-corporations, partnerships or other pass-through entities;

•	certain former citizens or long-term residents of the U.S.;

•	United State Holders whose functional currency is not the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company” or a corporation that accumulates earnings to avoid U.S. federal income tax;

•	a person who owns, or is deemed to own 10% or more of the Units or Boralex Shares entitled to vote;

•	persons who hold the Convertible Debentures or Boralex Shares into which such debentures are convertible as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the Convertible Debentures or Boralex Shares into which such debentures are convertible under the constructive sale provisions of the Code.
In addition, this discussion does not reflect the application of the Convention between the United States of America and Canada with Respect to Taxes on Income and Capital (the “Treaty”), and it does not reflect any recently enacted changes to the Code with a deferred effective date including but not limited to, the new tax on investment income.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation of the disposition of the Units for the Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), as well as the ownership and disposition of the Convertible Debentures and Boralex Shares into which such debentures are convertible, and any tax issues arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under the Treaty.
TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE, (B) ANY SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (C) YOU SHOULD SEEK TAX ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
For purposes of this discussion, the term “United States Holder” (a “U.S. Holder”) means a beneficial owner of the Units, the Convertible Debentures and Boralex Shares into which such debentures are convertible that is, for United States federal income tax purposes:
•	a U.S. citizen or an individual who is a resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) if it has made a valid election in effect under applicable Treasury Regulations to be treated as U.S. person.
The term “non-U.S. Holder” means a beneficial owner that is an individual or an entity other than a U.S. Holder.
Classification of the Fund as a Corporation
Although the Fund is organized as an unincorporated open-ended limited purpose trust under the laws of the Province of Quebec, the Fund should be classified as a foreign corporation for United States federal income tax purposes under current Treasury Regulations. Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification.

Disposition of the Units in Exchange for the Convertible Debentures
The exchange of the Units for the Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will constitute a taxable transaction. Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a U.S. Holder generally will recognize gain or loss on the exchange in an amount equal to the difference, if any, between (a) the amount of cash in lieu of a fractional Convertible Debenture plus the “issue price” (as defined below) of the Convertible Debentures received in the exchange and (b) such Holder’s adjusted tax basis in the Units exchanged. Any gain recognized in the exchange generally will be United States source income for foreign tax credit purposes. Subject to the PFIC rules discussed below, gain or loss recognized in the exchange will be long-term capital gain or loss if the Units were held for more than one year at the time of the exchange. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations. The holding period of the Convertible Debentures in the hands of a U.S. Holder will begin on the day following the exchange, and the tax basis of such debentures will be equal to the amount of cash in lieu of a fractional Convertible Debenture received plus the “issue price” of the Convertible Debentures received in the exchange.
“Issue Price” of the Convertible Debentures
If either the Units or the Convertible Debentures are considered to be “publicly traded” property, as defined by the Treasury Regulations, the “issue price” of the Convertible Debentures will be (a) their fair market value at the time of the exchange if there is a substantial amount of the Convertible Debentures that is publicly traded or (b) the fair market value of the Units for which the Convertible Debentures were issued in the exchange if the Convertible Debentures are not so traded. If neither the Units nor the Convertible Debentures are publicly traded, the “issue price” of the Convertible Debentures will be their principal amount. Although not free from doubt, Boralex believes that the Units are publicly traded. Boralex expects that following the exchange, a substantial amount of the Convertible Debentures will be traded on the TSX, although no assurance can be given in this regard. Therefore, the issue price of the Convertible Debentures should be their fair market value at the time of the exchange. The rules regarding the determination of “issue price” are complex and highly detailed, and a U.S. Holder should consult his or its own tax advisor regarding the determination of the issue price of the Convertible Debentures.
Passive Foreign Investment Company Treatment
The Fund generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (a) 75% or more of the gross income of the Fund for such taxable year is passive income or (b) 50% or more of the value of the assets held by the Fund either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally means all revenues less the cost of goods sold and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
If the Fund was treated as a PFIC in any year during which a U.S. Holder owns Units, the U.S. Holder generally would treat any gain from the disposition of the Units in exchange for the Convertible Debentures as ordinary income. In addition, (a) such gain would be allocated ratably over the U.S. Holder’s holding period, (b) the amount of the gain allocated to the current taxable year and any taxable year prior to the first taxable year in which the Fund was treated as a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years in the holding period would be subject to tax on ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such taxable year. Boralex believes the Fund is not and has not been, a PFIC.
Ownership and Disposition of the Convertible Debentures
Effect of Certain Contingencies
Boralex would be required to pay amounts in excess of the stated principal amount of the Convertible Debentures if it issued its Shares in redemption or at maturity of such debentures. See “—Payment upon Redemption or Maturity” above. It is unclear whether the possibility of this excess payment could subject U.S. Holders of the Convertible Debentures to special rules for “contingent payment debt instruments” (“CPDI Rules”). However, under applicable Treasury Regulations, the CPDI Rules would not apply if at the issue date the possibility of this excess payment is remote and incidental. Boralex believes that the possibility of making the foregoing additional payments with respect to the Convertible Debentures is a remote and incidental contingency within the meaning of the applicable Treasury Regulations. However, there is no assurance that the IRS will not treat the Convertible Debentures as governed by the CPDI Rules. If the Convertible Debentures were so treated, this treatment would affect the timing and amount of a U.S. Holder’s income and could cause the gain from the sale or other disposition of a Convertible Debenture be treated as ordinary income, rather than capital gain. The remainder of this discussion assumes that the Convertible Debentures are not subject to the CPDI Rules. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt regulations to the Convertible Debentures and the consequences thereof.
Stated Interest
Payments of stated interest on the Convertible Debentures will be included in the gross income of a U.S. Holder as interest income at the time such interest is received or accrued in accordance with the U.S. Holder’s regular method of tax accounting, and will be taxable as ordinary income. Such interest generally will be treated as foreign source income for purposes of the U.S. foreign tax credit rules.
Original Issue Discount
The Convertible Debentures may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If the stated principal amount of the Convertible Debentures exceeds their “issue price” by more than a certain de minimis amount, the Convertible Debentures will be issued with OID. The amount of OID will be de minimis, and, therefore, the Convertible Debentures will not be issued with OID, if the discount is less than the product of one-fourth of one percent (0.25%) of the stated principal amount of the Convertible Debentures multiplied by the number of full years to their maturity.
If the Convertible Debentures were issued with OID, each U.S. Holder would be required to include in income (as ordinary income) for a given taxable year the daily portion of the OID that accrues on the Convertible Debentures for each day during the taxable year on which such U.S. Holder holds the Convertible Debenture (regardless of such Holder’s method of accounting for U.S. federal income tax purposes). Thus, a U.S. Holder would be required to include amounts in income in advance of the receipt of cash to which the OID is attributable. A daily portion of OID is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued during such period. Applicable Treasury Regulations permit a U.S. Holder to use accrual periods of any length from one day to one year to compute accruals of OID, provided that the yield to maturity is adjusted to reflect the accrual period selected, and further provided that each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the Convertible Debentures’ “adjusted issue price” at the beginning of the accrual period and such Debentures’ “yield to maturity,” less the amount of any stated interest allocable to the accrual period. The adjusted issue price of the Convertible Debentures at the start of any accrual period equals the sum of the issue price of such Debentures and the aggregate amount of any previously accrued OID. The yield to maturity of the Convertible Debentures generally is the discount rate that, when applied to all payments to be made on the Debentures, produces a present value equal to the issue price of such Debentures.
Constructive Distributions
Adjustments to the Conversion Price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. Holders of the Convertible Debentures generally will not be deemed to result in a deemed distribution of a taxable dividend to the U.S. Holders. However, it is possible that certain of the adjustments to the Conversion Price provided in the Indenture might result in a deemed distribution to the U.S. Holders of a taxable dividend if the Conversion Price is adjusted. U.S. Holders are urged to consult their own tax advisors regarding the possibility of receiving a deemed dividend distribution as a result of an adjustment to the Conversion Price of the Convertible Debentures.
Sale, Exchange, Redemption, Retirement or Other Disposition of the Convertible Debentures
Upon the sale, exchange, redemption, retirement or other disposition of the Convertible Debentures (other than in exchange for Boralex Shares — see below), a U.S. Holder generally will recognize gain or loss equal to the difference between (a) the sum of the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent any such amount is attributable to accrued but unpaid stated interest, which is will be taxable as ordinary income if not previously included in such U.S. Holder’s income) and (b) such U.S. Holder’s adjusted tax basis in the Convertible Debentures at the time of the sale, exchange, redemption, retirement or other disposition. The adjusted tax basis in a Convertible Debenture generally will equal such Holder’s tax basis in the Convertible Debenture immediately after the exchange of the Units for the Convertible Debentures (see above), increased by accrued OID, if any, that the U.S. Holder has included in income. Generally, any gain realized on a sale or other disposition of a Convertible Debenture will be treated as U.S. source income for U.S. foreign tax credit limitation purposes. Any such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if the Convertible Debentures have been held for more than one year at the time of the disposition. Long term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.
Conversion or Payment upon Redemption or at Maturity in Boralex Shares
A U.S. Holder who converts its Convertible Debentures into Boralex Shares pursuant to the Conversion Privilege generally should not recognize any gain or loss on the conversion. In addition, although not free from doubt, a U.S. Holder who receives Boralex Shares as a payment upon redemption or at maturity of the Convertible Debentures generally should not recognize any gain or loss. In each case, a U.S. Holder will recognize as ordinary interest income the value of the Boralex Shares received that are attributable to the accrued but unpaid stated interest on the Convertible Debentures not previously included in the U.S. Holder’s income. The U.S. Holder’s adjusted tax basis in Boralex Shares received generally will equal such Holder’s adjusted basis in the Convertible Debentures surrendered, and the holding period of the Boralex Shares received will include the holding period of the Convertible Debentures surrendered.
It is possible that a conversion or redemption for Boralex Shares could be treated as a taxable transaction, in which case a U.S. Holder would recognize gain or loss measured by the difference between (a) the fair market value of the Boralex Shares received (other than the Boralex Shares received that are attributable to the accrued but unpaid interest on the Convertible Debentures not previously included in the U.S. Holder’s income, which would be taxable as ordinary interest income) and (b) the adjusted tax basis of the Convertible Debentures so converted or redeemed.
Ownership and Disposition of Boralex Shares
Dividends
Subject to the PFIC rules described below, distributions, if any, made on Boralex Shares will be includable in a U.S. Holder’s taxable income as dividends to the extent of Boralex’ current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Boralex’ current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in Boralex Shares and thereafter as capital gain from the sale or exchange of such shares.
Sale, Exchange or Disposition of Boralex Shares
Subject to the PFIC rules described below, upon the sale, taxable exchange or disposition of Boralex Shares received by a U.S. Holder in the conversion of the Convertible Debentures, the U.S. Holder generally will recognize capital gain or loss equal to the difference between (a) the amount of cash and the fair market value of any property received upon the sale, exchange or disposition of the Boralex Shares and (b) the U.S. Holder’s adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Treatment
Boralex will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look-through rules,” either (a) 75.0% or more of its gross income is “passive income” or (b) 50.0% or more of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Boralex believes that it is not a PFIC and does not expect to become a PFIC in the future.
If Boralex were treated as a PFIC in any year during which a U.S. Holder owns shares, and the U.S. Holder has not made certain elections, the U.S. Holder would generally be subject to special rules (regardless of whether Boralex continued to be a PFIC) with respect to (a) any “excess distribution” (generally, any distributions received by the U.S. Holder on the shares in a taxable year that are greater than 125.0% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares) and (b) any gain realized on the sale or other disposition of shares. Under these rules (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, a U.S. Holder of shares would generally be subject to similar rules if a direct or indirect subsidiary of Boralex that is also a PFIC makes certain distributions to Boralex or engages in certain other transactions. Moreover, each U.S. Holder of Boralex Shares would be required to make an annual return on IRS Form 8621 reporting certain elections, distributions, and gains with respect to each such PFIC in which it holds a direct or indirect interest and, in accordance with the recently enacted legislation, provide other information annually even in the absence of direct or indirect distributions or dispositions by any such company, under guidance to be issued by the IRS. The U.S. federal income tax rules applicable to PFICs are very complex and, in certain cases, uncertain. Each U.S. Holder is strongly urged to consult its own tax advisor with respect the PFIC rules.
Other Considerations
Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the exchange of Units for Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), or in connection with the receipt of interest on the Convertible Debentures, or the receipt of dividends on the Boralex Shares in which the Convertible Debentures were converted, or in connection with the recognition of gain on the sale or other disposition of the Convertible Debentures or Boralex Shares, may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign income taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock or notes of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in the Treaty. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
Receipt of Foreign Currency
Cash basis U.S. Holders who receive the stated interest on their Convertible Debentures in Canadian dollars and convert the Canadian dollars into U.S. dollars on the same day will generally not recognize any foreign currency gain or loss. If such U.S. Holders convert the Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the Holders may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. Unless an election to use the exchange rate on the date of the receipt of interest is made, accrual basis U.S. Holders generally will compute their foreign currency exchange gain or loss realized with respect to accrued interest income on the Convertible Debentures by translating the interest income received in Canadian dollars into U.S. dollars at the time of the payment and subtracting the amount of the interest income computed by using a simple average of the exchange rates for each business day of the accrual period.
Dividends on Boralex Shares paid in Canadian dollars will be included in income in U.S. dollars calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If dividends received in Canadian dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder that receives dividend in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.
Provided that the Convertible Debentures and Boralex Shares are publicly traded and certain other requirements are met, the amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale of the Convertible Debentures or Boralex Shares generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the sale. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS). In the absence of this election, such U.S. Holder would have a foreign currency gain or loss equal to the difference between the U.S. dollar value of the Canadian dollars on the date of the sale and the date of payment, which generally will be treated as U.S. source ordinary income or loss.

The foregoing description of the foreign currency exchange gain or loss rules is for general purposes only, does not cover all the issues that U.S. Holders may encounter, and, therefore, each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.
Information Reporting and Backup Withholding
Payments made within the United States, or by a United States payor or United States middleman, of interest or dividends on, or proceeds arising from the sale or other taxable disposition of, Units, Convertible Debentures or Boralex Shares generally will be subject to information reporting and backup withholding if a U.S. Holder fails to furnish its correct United States taxpayer identification number (generally, on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be refunded (or credited against such Holder’s federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the United States backup withholding rules.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES ARISING FROM THE EXCHANGE OF THE UNITS FOR THE CONVERTIBLE DEBENTURES PURSUANT TO THE OFFER (OR PURSUANT TO A COMPULSORY ACQUISITION OR A SUBSEQUENT ACQUISITION TRANSACTION) AND THE OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE DEBENTURES AND BORALEX SHARES.
24. Risks Relating to the Offer
There are certain risks inherent in an investment in the Convertible Debentures and in the activities of Boralex which Unitholders should carefully consider. A number of these risks are discussed or referred to in Boralex’s AIF and the Boralex’s annual and interim management’s discussion and analysis, incorporated by reference herein, including, without limitation, risks relating to: effects of weather; hydrology; wind; fuel supply; plant performance and equipment failure; development, construction and design; dam safety; power sales agreements; key employees; natural disasters and force majeure events; insurance limits; commodity prices; performance of counterparties; industry risks and competition; indebtedness; interest rate and refinancing risk; additional financing; foreign exchange risk; foreign operations; health, safety and environmental risks; regulatory and political environment risks; litigation; and use of estimates and measurement uncertainty. Those risks set out in Boralex’s AIF and Boralex’s annual and interim management’s discussion and analysis are incorporated by reference herein. In addition, Unitholders should carefully consider the following risk factors:
Purpose of Offer, Plans for the Fund, Benefits and Reasons for Offer
The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Units (including any Units that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of securities of the Fund that are convertible into or exchangeable or exercisable for Units). However, if the Offer is completed but the Offeror is unable to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, there can be no assurance that the Offeror or the Fund will be able to realize, in whole or in part, the benefits described under “Benefit of and Reasons to Accept the Offer” in Section 4 of the Circular. See also “Purpose of the Offer” in Section 5 of the Circular and “Plans for the Fund” in Section 6 of the Circular.
The issuance of a significant number of Boralex Shares upon conversion of the Convertible Debentures could adversely affect the market price of Boralex Shares after the take up of Units under the Offer
If all of the Convertible Debentures are converted into Boralex Shares, a significant number of additional Boralex Shares may be available for trading in the public market. Moreover, such an increase in the number of Boralex Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Boralex Shares. The perceived risk of substantial sale of Boralex Shares, as well as any actual sales of such Boralex Shares in the public market, could adversely affect the market price of the Boralex Shares.
Boralex may not be able to satisfy payments of interest and principal on the Convertible Debentures
There is no guarantee that Boralex will have sufficient cash available to make interest and principal payments on the Convertible Debentures on a timely basis or at all. The likelihood that purchasers will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health, and creditworthiness of Boralex and the ability of Boralex to earn revenues. The Convertible Debentures may be subordinate to other indebtedness of

Boralex. This subordination may significantly reduce the possibilities for purchasers of obtaining payment of the amounts owed under the Convertible Debentures.
Market for the Convertible Debentures
The listing of the Convertible Debentures and the Boralex Shares issuable upon conversion or maturity to be distributed pursuant to the Offer is conditional upon approval of the TSX. Listing will be subject to the Offeror and Boralex fulfilling all of the listing requirements of the TSX. There can be no assurance that the minimum listing requirements of the TSX will be met with respect to the Convertible Debentures. There can be no assurance that a secondary market for trading in the Convertible Debentures will develop or that any secondary market which does develop will continue. Also, there can be no assurances that any such secondary market will be active.
Absence of Covenant Protection
The Indenture will not restrict Boralex or any of its subsidiaries from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. The Indenture will not contain any provisions specifically intended to protect holders of the Convertible Debentures in the event of a future leveraged transaction involving Boralex or any of its subsidiaries.
Redemption Prior to Maturity
The Convertible Debentures may be redeemed at Boralex’s option, subject to certain conditions, on or after the date that is five years from the date of issuance of the Convertible Debentures and prior to the Maturity Date in whole or in part, at a redemption price equal to the principal amount thereof, together with any accrued and unpaid interest, as described under Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures — Convertible Debentures — Redemption and Purchase”. Holders of Convertible Debentures should assume that this redemption option will be exercised if Boralex is able to refinance at a lower interest rate or it is otherwise in the interest of Boralex to redeem the Convertible Debentures.
Conversion Following Certain Transactions
In the event of certain transactions, pursuant to the terms of the Indenture, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Boralex Shares in such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Convertible Debentures. For example, if Boralex were acquired in a cash merger, each Convertible Debenture would become convertible solely into cash that would no longer be convertible into securities whose value would vary depending on Boralex’s future prospects and other factors. See Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures — Convertible Debentures — Conversion Privilege”.
Subordination of Convertible Debentures
The Convertible Debentures are unsecured obligations of Boralex and are subordinate in right of payment to all of Boralex’s existing and future Senior Indebtedness. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of Boralex, the assets of Boralex would be made available to satisfy the obligations of the creditors of such Senior Indebtedness, whether those obligations are secured or unsecured, before being available to pay Boralex’s obligations to holders of Convertible Debentures. Accordingly, all or a substantial portion of Boralex’s assets could be unavailable to satisfy the claims of the Convertible Debentures.
Credit Rating
Boralex does not have a credit rating and has no current plans to apply for a credit rating.
Limitation in Boralex’s Ability to Finance Purchase of Convertible Debentures
Boralex is required to make an offer to holders of the Convertible Debentures to purchase all or a portion of their Convertible Debentures for cash in the event of certain Changes of Control. Boralex cannot assure holders of Convertible Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Convertible Debentures in cash. Boralex’s ability to purchase the Convertible Debentures in such an event may be limited by Law, by the Indenture governing the Convertible Debentures, by the terms of other present or future agreements relating to Boralex’s credit facilities and other indebtedness and agreements that Boralex may enter into in the future which may replace, supplement or amend Boralex’s future debt. Boralex’s future credit agreements or other agreements may contain provisions that could prohibit the purchase by Boralex of the Convertible Debentures without the consent of the lenders or other parties thereunder. If Boralex’s obligation to offer to purchase the Convertible Debentures arises at a time when Boralex is prohibited from purchasing or redeeming the Convertible Debentures, Boralex could seek the consent of lenders to purchase the Convertible Debentures or could attempt to refinance the borrowings that contain this prohibition. If Boralex does not obtain consent or refinance these borrowings, Boralex could remain prohibited from purchasing the Convertible Debentures under its offer.
Boralex’s failure to purchase the Convertible Debentures would constitute an event of default under the Indenture governing the Convertible Debentures, which might constitute a default under the terms of Boralex’s other indebtedness at that time.
Market Price of the Convertible Debentures
The market price of the Convertible Debentures will be based on a number of factors, including: (a) the prevailing interest rates being paid by companies similar to Boralex; (b) the overall condition of the financial and credit markets; (c) prevailing interest rates and interest rate volatility; (d) the markets for similar securities; (e) the financial condition, results of operation and prospects of Boralex; (f) the publication of earnings estimates or other research reports and speculation in the press or investment community; (g) the market price and volatility of the Boralex Shares; (h) changes in the industry and competition affecting Boralex; and (i) general market and economic conditions.
The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Convertible Debentures.
Volatility of Market Price of Boralex Shares and Convertible Debentures
The market price of the Boralex Shares and Convertible Debentures may be volatile. The volatility may affect the ability of holders of Convertible Debentures to sell the Convertible Debentures at an advantageous price. Additionally, this may result in greater volatility in the market price of the Convertible Debentures than would be expected for nonconvertible debt securities. Market price fluctuations in the Boralex Shares and Convertible Debentures may be due to Boralex’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Boralex or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements”. In addition, the market price for securities in the stock markets, including the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Convertible Debentures and the Boralex Shares.
25. Expenses of the Offer
The Offeror estimates that expenses in the aggregate amount of approximately $3.8 million will be incurred by the Offeror and/or one or more of its affiliates in connection with the Offer, including legal, financial advising, accounting, translation, filing and printing costs, Depositary’s fees, the cost of preparation and mailing of the Offer and Circular and the documentation accompanying the Offer and Circular.
26. Acceptance of the Offer
Other than as set out in this Circular, the Offeror has no knowledge regarding whether any Unitholder will accept the Offer.
27. Depositary, Information Agent and Dealer Manager
The Offeror has engaged the Depositary for the receipt of certificates in respect of Units and the related Letter of Acceptance and Transmittal. The Depositary will also facilitate book-entry only transfers of Units. The duties of the Depositary also include assisting in making payment to Unitholders for Units purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including without limitation applicable securities law compliance matters.
Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal may also be obtained without charge from the Depositary at its address shown on the last page of this document.
The Offeror has also retained Georgeson as the Information Agent for the Offer. The Information Agent will be responsible for providing information about the Offer to Unitholders and may contact Unitholders by mail, telephone, telecopy, email or in person. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Information Agent against certain liabilities that may arise out of the performance of its obligations as an information agent.
Questions and requests for assistance may be directed to the Information Agent at 1-888-656-4104 (toll free in North America).
Boralex has retained TD Securities Inc. as Dealer Manager. The Dealer Manager has undertaken to perform services in Canada and, through its affiliate, in the United States in connection with the Offer as are customarily performed by securities firms in connection with take-over bids, including reasonable efforts to solicit the deposit of Units from Unitholders resident in Canada pursuant to the Offer as permitted by Securities Laws. The Dealer Manager will be paid $75,000 by Boralex, reimbursed by Boralex for all reasonable expenses related to the Offer and will be indemnified against certain liabilities, including liabilities in connection with the Offer. The Dealer Manager will also be paid $75,000 by Boralex as a success fee.
The Dealer Manager has also undertaken to form a soliciting dealer group (“Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada to solicit acceptances of the Offer from Unitholders in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”. Boralex has agreed to pay each Soliciting Dealer a solicitation fee of $0.03 for each Unit tendered and taken up by the Offeror under the Offer, provided that the fee in respect of any single beneficial owner of the Units shall not be less than $50 or more than $1,500 provided that the minimum fee of $50 will only be payable in respect of Units deposited by a single beneficial holder where the number of Units deposited is equal to or greater than 500. Where Units deposited and registered in a single name and beneficially owned by more than one person, the minimum fee will be applied separately in respect of each such beneficial owner. Boralex may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Boralex before payment of such fee.
Except as set forth above, Boralex will not pay any expenses, fees or commissions to any broker, dealer or other Person for soliciting tenders of Units pursuant to the Offer.
28. Legal Matters
The Offeror is being advised in respect of certain Canadian legal matters concerning the Offer and the opinions contained under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular have been provided by Fraser Milner Casgrain LLP.
The Offeror is being advised in respect of certain United States legal matters concerning the Offer by K&L Gates LLP, and, in the view of such counsel, the statements in Section 23 of the Circular under the caption “Certain United States Federal Income Tax Considerations”, subject to the caveats contained therein, insofar as such statements constitute summaries of legal matters, fairly present and summarize, in all material respects, the matters referred to therein.
As of the date hereof, to the knowledge of the Offeror, the partners and associates of Fraser Milner Casgrain LLP and K&L Gates LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of the Fund.
29. Experts
Boralex’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated February 24, 2010 in respect of Boralex’s consolidated financial statements as at December 31, 2009 and 2008 and for each of the years then ended, which are incorporated by reference in the Offer and Circular. PricewaterhouseCoopers LLP has advised that they are independent with respect to Boralex within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the rules of the SEC.
30. Available Information
Boralex files reports and other information with the Canadian Securities Regulatory Authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.
31. Offerees’ Statutory Rights
Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.
32. Directors Approval
The contents of the Offer and this Circular have been approved and the sending thereof to the Unitholders has been authorized by the board of directors of the Offeror.
33. Registration Statement Filed with the SEC
A Registration Statement under the U.S. Securities Act which covers the Convertible Debentures to be issued pursuant to the Offer has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form F-8. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed or will be filed with the SEC as part of Boralex’s Registration Statement on Form F-8:
•	this Offer and Circular;

•	the Letter of Acceptance and Transmittal;

•	the Support Agreement;

•	the Voting Agreements;

•	the Trust Indenture;

•	the consent of Fraser Milner Casgrain LLP;

•	the consent of K&L Gates LLP;

•	the consent of PricewaterhouseCoopers LLP;

•	the consent of BMO Nesbitt Burns Inc.; and

•	power of attorney of certain officers and directors (included on the signature pages of the Registration Statement).

DEFINITIONS
In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:
“Acquisition Proposal” means any proposal or offer (whether binding or not) made by any Person other than the Offeror (or any affiliate of the Offeror or any Person acting jointly and/or in concert with the Offeror or any affiliate of the Offeror) relating to, in a single transaction or a series of related transactions: (a) any acquisition or purchase, direct or indirect, of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Fund and its subsidiaries or 20% or more of the voting or equity securities of the Fund or any subsidiary (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Fund; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Fund, or any subsidiary thereof whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Fund; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Fund or any subsidiary whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Fund; or (d) any modification or proposed modification of any of the foregoing.
“affected securities” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
“affiliate” has the meaning ascribed thereto in the Securities Act.
“allowable capital loss” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“AMF” means the Autorité des marchés financiers du Québec.
“Antitrust Division” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“ARC” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“associate” has the meaning ascribed thereto in the Securities Act.
“Beneficial Owner” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“BMO Capital Markets” means BMO Nesbitt Burns Inc., the independent valuator retained by the Special Committee in connection with the Offer.
“Board of Trustees” means the board of trustees of BPT.
“Boralex” means Boralex Inc., a corporation incorporated under the CBCA.
“Boralex Power” means Boralex Power Inc., a corporation incorporated under the CBCA.
“Boralex’s AIF” has the meaning ascribed thereto in Section 11 of the Circular, “Documents Incorporated by Reference”.
“Boralex’s Annual MD&A” has the meaning ascribed thereto in Section 11 of the Circular, “Documents Incorporated by Reference”.
“Boralex’s Interim MD&A” has the meaning ascribed thereto in Section 11 of the Circular, “Documents Incorporated by Reference”.
“Boralex Shareholder Approval” means (a) the authorization and approval of the issuance of Convertible Debentures and any issuance of Boralex Shares upon conversion of Convertible Debentures in connection with the Offer received from (i) a majority of the shareholders of Boralex at a duly called special meeting of shareholders of Boralex, or (ii) shareholders of Boralex holding more than 50% of the Boralex Shares (other than those Boralex Shares excluded as required by TSX, if any) that are familiar with the terms of the Offer, and (b) any additional shareholder of Boralex approval required by TSX.

“Boralex Shareholder Approval Deadline” means July 2, 2010, being the date that is 60 days from the date of the Support Agreement.
“Boralex Shares” means the Class A shares of Boralex.
“Boralex Share Interest Payment Election” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“BPT” means Boralex Power Trust, an unincorporated open-ended limited purpose trust established by a trust agreement made as of February 6, 2002 under the Laws of the Province of Québec.
“business day” means any day other than a Saturday, Sunday or statutory holiday on which chartered banks are not open for business in Montréal, Québec.
“Canadian Securities Regulatory Authorities” means the applicable securities commission or similar regulatory authorities in each of the provinces or territories of Canada.
“capital gain refund” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“Cash Change of Control” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended from time to time.
“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.
“Change of Control” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Change of Control Conversion Price” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Change of Control Effective Date” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“CIBC” means CIBC World Markets Inc., the financial advisors to the Special Committee.
“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof.
“Class B LP Units” means the class B exchangeable, non-voting limited partnership units of the Partnership which are exchangeable into Units, together with unless the context otherwise requires, the Special Voting Units associated therewith.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commissioner” means either the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.
“Competition Act” means the Competition Act (Canada) and the regulations thereunder, as amended from time to time.
“Competition Act Approval” means compliance with Part IX of the Competition Act with respect to the transactions contemplated by the Support Agreement in any one of the following manners:
(a)	the issuance of an advance ruling certificate issued by the Commissioner pursuant to subsection 102(1) of the Competition Act with respect to the transactions contemplated by the Support Agreement; or

(b)	each of the Fund and Boralex having given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or

(c)	the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act, and, in the case of (b) or (c) above, the Fund and Boralex have been advised in writing by the Commissioner that she is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated herein, and the form of and any material terms and conditions attached to any such advice would not adversely affect the Fund or Boralex in their respective discretions, acting reasonably, and such advice has not been rescinded or amended as at the time of closing.
“Competition Tribunal” has the meaning ascribed thereto in the Competition Act.
“Compulsory Acquisition” has the meaning ascribed thereto in the take-over bid provisions in Section 6.29 of the Trust Agreement, as the same may be amended from time to time.
“Conversion Price” means the dollar amount for which each Boralex Share may be issued from time to time upon the conversion of Convertible Debentures or any series of Convertible Debentures which are by their terms convertible in accordance with the provisions of Article 6 of the Indenture, as adjusted in accordance with the provisions of Article 6 of the Indenture.
“Convertible Debentures” means the 6.25% convertible unsecured subordinated debentures of Boralex.
“CPDI Rules” has the meaning ascribed thereto in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
“CPI” has the meaning ascribed thereto in Section 14 of the Circular, “Arrangements, Agreements or Understandings”.
“CRA” means the Canada Revenue Agency.
“current market price” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Dealer Manager” means TD Securities Inc. and TD Securities (USA) LLC.
“Debenture Certificates” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Debenture Offer” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Debenture Offer Price” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Debenture Trustee” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Depositary” means Computershare Investor Services Inc.
“Deposited Units” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance”.
“Depositing Unitholders” means the Unitholders whose Units are deposited to the Offer on their behalf by CDS and are not withdrawn. “Depositing Unitholder” means any one of them.
“Dissenting Offeree” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
“Effective Date” means the first date on which the Offeror pays for any Units deposited under the Offer by way of notice thereof given to the Depositary.
“Effective Time” means 7:00 p.m. on the Effective Date.
“encumbrances” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, restriction, easement, right of pre-emption, privilege or any option, privilege or contract to create any of the foregoing.
“Engagement Letter” has the meaning ascribed thereto in Section 20 of the Circular, “Securities Law Matters”.
“Event of Default” has the meaning ascribed thereto in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”.
“Exchangeable Units” means the Units issuable upon the exchange, on a one-for-one basis, of the Class B LP Units.

“Expiry Date” means June 28, 2010, or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror.
“Expiry Time” means 7:00 p.m. (Montréal time) on the Expiry Date or such later time as may be agreed by the Parties in writing.
“Fairness Opinion” means the opinion as to the fairness, from a financial point of view, of the consideration offered to Unitholders (being the Convertible Debentures) prepared by BMO Capital Markets and dated May 3, 2010.
“FERC” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“FTC” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“fully-diluted basis” means, with respect to the number of Units at any time, the number of Units that would be outstanding assuming all Class B LP Units, options, convertible securities and any other rights to receive Units outstanding at that time, if any, had been exercised, exchanged or converted.
“Fund” means Boralex Power Income Fund, an unincorporated open-ended limited purpose trust established under the Laws of the Province of Québec pursuant to the Trust Agreement.
“Fund Public Disclosure Record” means all documents publicly filed by the Fund on SEDAR since January 1, 2009.
“GAAP” means generally accepted accounting principles in Canada.
“Georgeson” means Georgeson Shareholder Communications Canada Inc.
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
“HSR Act” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Support Agreement under the HSR Act.
“Indenture” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“Information Agent” means Georgeson Shareholder Communications Canada Inc.
“Interest Obligation” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“Interest Payment Date” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“IRS” means the United States Revenue Service.
“Laws” means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines and terms and conditions of any grant of approval, permission, authority or license of Governmental Entities (including all Canadian Securities Regulatory Authorities and the TSX), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from Governmental Entities (including all Canadian Securities Regulatory Authorities and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.
“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal in the applicable form accompanying the Offer and Circular.
“Liabilities” means any and all debts, liabilities, responsibilities, obligations, duties, commitments, claims, demands, complaints, actions, applications, suits, orders and charges of any nature whatsoever, whether known or unknown, accrued, absolute, contingent or otherwise, including those arising under any Laws, those arising under any contract, agreement, commitment, instrument, permit, license or other undertaking and those arising as a result of any act or omission.
“Material Adverse Effect” means, with respect to the Fund or Boralex, a change, effect, event, circumstance, fact or occurrence that has an impact that is both material and adverse to the financial condition, business, affairs, properties, assets, liabilities, operations or the results of operation of such party and its subsidiaries, taken as a whole, or prevents or materially delays the parties from consummating the transactions contemplated in the Support Agreement, except any such effect resulting from or arising in connection with: (a) any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or in GAAP; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting generally the industry in which such party and its subsidiaries operate, (d) any natural disaster; (e) any change in the market trading price or trading volume of any publicly-traded securities of such party (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred); (f) any failure by such party to meet any forecasts, projections or earnings guidance or expectations provided or released by such party or equity analysts, for any period (it being understood that causes underlying and other facts relating to such change may be taken into account in determining whether a Material Adverse Effect has occurred); (g) the announcement of the Support Agreement or any transactions contemplated herein or other communication by the Offeror or any of its affiliates of its plans intentions with respect to the business of the Fund or any of its subsidiaries, or compliance with the terms of the Support Agreement or the consummation of the transactions contemplated thereby, including any effect on distributors, suppliers, lenders, investors or employees or their respective relationships with the Fund or any of its subsidiaries, or otherwise contemplated by or arising as a result of the terms of the Support Agreement; or (h) any event that is disclosed in Section 1.1 of the Fund’s disclosure letter or the Offeror’s disclosure letter, as applicable; provided, however, that with respect to clauses (a) to (d), such matter does not have a materially disproportionate effect on such party, taken as a whole, relative to other comparable companies and entities operating in the industries and the regions in which such party operates.
“Maturity Date” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, as amended or replaced from time to time.
“MI 62-104” means Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended or replaced from time to time.
“No Action Letter” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“nominee” means a registered broker or dealer, financial institution or other intermediary that holds Units on behalf of a Person who is not the registered holder of the Units.
“Non-Resident Holder” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“non-U.S. Holder” has the meaning ascribed thereto in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
“Notifiable Transactions” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“NYPSC” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“Offer” means the offer to purchase all of the outstanding Units made hereby to Unitholders, the terms and conditions of which are set forth in the Offer Documents.
“Offer Deadline” means within 21 days of the date of the signed Support Agreement.
“Offer Documents” means the Offer, Circular and the Letter of Acceptance and Transmittal (as they each may be amended).
“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time.
“Offer to Pay” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.

“Offeror” means 7503679 Canada Inc., a wholly-owned subsidiary of Boralex.
“Offeror’s Notice” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
“OID” means the original discount issue.
“OSC” means the Ontario Securities Commission.
“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 Take-Over Bids and Issuer Bids, as amended or replaced from time to time.
“Other Property” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance”.
“Outside Date” means November 4, 2010 or such later date as may be mutually agreed to in writing by Boralex, the Fund and Boralex Power, subject to the right of either party to the Support Agreement to postpone the Outside Date for up to an additional 45 days (in 15-day increments) if the Offeror’s take-up and payment for the Units deposited under the Offer is delayed by (a) any appealable judgment rendered by a court of competent jurisdiction enforceable against the Offeror or Boralex, or (b) the parties to the Support Agreement not having obtained Required Regulatory Approval that was not denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other party to the Support Agreement to such effect no later than 5:00 p.m. (Eastern time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date); provided that such judgment is being appealed and such Required Regulatory Approval is actively sought, as applicable.
“Participant” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“Partnership” means Boralex Power Limited Partnership, a limited partnership established under the Laws of the Province of Québec whose general partner is BPT.
“Permitted Distributions” means monthly distributions to Unitholders made in conformity and consistently in all respects with the Fund’s and Partnership’s monthly distribution policies in effect as at the date hereof and having a record date for determination of Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.03333 per Unit per month (but which may be less than such amount).
“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status and whether acting in an individual, fiduciary or other capacity.
“PFIC” means “passive foreign investment company”.
“Plans” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“Proposed Amendments” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer “Manner of Acceptance”.
“Required Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity required in connection with the consummation of the Offer or the consummation of the Offer; being Competition Act Approval and HSR Approval to be obtained by, on the one hand, Boralex and the Offeror and, on the other hand, the Fund, respectively.
“Resident Holder” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“SEC” has the meaning ascribed thereto in Section 33 of the Circular, “Registration Statement Filed with the SEC”.
“Securities Act” means the Securities Act (Québec), and the rules and regulations thereunder, as amended from time to time.

“Securities Laws” means, collectively, the applicable securities Laws of each of the provinces and territories of Canada and the applicable federal and state securities Laws of the United States, and the respective rules and regulations made thereunder, together with all applicable rules, binding policies, orders, notices and rulings of the Canadian Securities Regulatory Authorities therein, and the applicable rules of the TSX.
“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com.
“Senior Indebtedness” has the meaning ascribed thereto in Section 9 of the Circular “Certain Information Concerning Boralex and Convertible Debentures”.
“Share Interest Payment Election” means an election by Boralex to satisfy the payment of accrued and unpaid interest at redemption or maturity by issuing shares to be sold by the Debenture Trustee in the manner set out at Article 10 of the Indenture.
“Soliciting Dealer Group” has the meaning ascribed thereto in Section 27 of the Circular, “Depositary, Information Agent and Dealer Manager”.
“Special Committee” means the special committee of independent members of the Board of Trustees established to advise the Board of Trustees with respect to the Offer and comprised of Messrs. Jean Douville (Chairman), Marcel Aubut, Claude Boivin, Michel Côté and Alain Rhéaume.
“Special Resolutions” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
“Special Voting Units” means the special voting trust units of the Fund issued by the Fund to each holder of Class B LP Units conferring that number of voting rights (each such voting right to be equal to the voting rights attached to one Unit) equal to the number of Class B LP Units held by such holder.
“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Fund and/or its subsidiaries and the Offeror or an affiliate of the Offeror (including a transaction involving amendments to the Trust Agreement) which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Units and/or all of the assets of the Fund (which may include amendments to the Trust Agreement).
“subsidiary” a Person shall be deemed to be a subsidiary of another Person if: (a) it is controlled by: (i) that other; or (ii) that other and one or more Persons each of which is controlled by that other; or (iii) two or more Persons each of which is controlled by that other; or (b) it is a subsidiary of a Person that is that other’s subsidiary; provided, without limitation, that a Person will be deemed to control another person if it owns, directly or indirectly, more than 50% of the voting interest in that other Person.
“Superior Proposal” means a bona fide Acquisition Proposal (other than the exercise of a right of first refusal, pre-emptive right, right of first offer or other similar right by any Person) made by a third party to the Fund in writing after the date hereof that the Board of Trustees determines in good faith would, if consummated in accordance with its terms, result in a transaction more favourable to Unitholders, from a financial point of view, than the Offer, in particular, taking into account the form and amount of the consideration, any financing conditions, the likelihood and timing of completion and the other terms thereof, and that if made directly to Unitholders, is made available to all Unitholders (including the Units issuable to Boralex upon exchange of the Class B LP Units); provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the outstanding Units” shall be deemed to be references to “a majority of the outstanding Units and references to “20% or more of the consolidated assets of the Fund” shall be deemed to be references to “a majority of the consolidated assets of the Fund”.
“Supplementary Information Request” has the meaning ascribed thereto in Section 19 of the Circular, “Regulatory Matters”.
“Support Agreement” means the support agreement dated May 3, 2010 between Boralex, the Fund and Boralex Power, providing, among other things, for the making of the Offer and the agreement of the Fund to support the Offer.
“taxable capital gain” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended from time to time.

“Termination Fee” or “Termination Payment” means an amount equal to $6,795,000.
“TFSA” has the meaning ascribed thereto in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”.
“Treasury Regulations” has the meaning ascribed thereto in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
“Treaty” has the meaning ascribed thereto in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
“Trust Agreement” means the trust agreement made as of December 20, 2001, governed by the Laws of the Province of Québec, pursuant to which the Fund was created.
“Trustees’ Circular” means the circular of the Board of Trustees accompanying the Offer.
“TSX” means the Toronto Stock Exchange.
“U.S. Exchange Act” has the meaning ascribed thereto on the cover pages under “Information for Unitholders in the United States”.
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.
“United States Holder” or “U.S. Holder” has the meaning ascribed thereto in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
“Unitholders” means the holders of Units and “Unitholder” means any one of them.
“Units” means the trust units in the capital of the Fund.
“Valuation” means the formal valuation of the Units and of the Convertible Debentures (the non-cash consideration offered to Unitholders) prepared by BMO Capital Markets as required by MI 61-101 and dated May 3, 2010.
“Voting Agreements” means, collectively, the irrevocable support and voting agreements entered into between the Fund and each of Cascades Inc. and Mr. Edward J. Kernaghan on May 3, 2010.

CONSENT OF COUNSEL
To: The board of directors of 7503679 Canada Inc. (the “Offeror”)
We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated May 18, 2010 made by the Offeror to the holders of trust units of Boralex Power Income Fund.
Montréal, Québec
May 18, 2010
(signed) Fraser Milner Casgrain LLP

CONSENT OF COUNSEL
To: The board of directors of 7503679 Canada Inc. (the “Offeror”)
We hereby consent to the reference to us in Section 28 of the Circular, “Legal Matters”, with respect to “Certain United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated May 18, 2010 made by the Offeror to the holders of trust units of Boralex Power Income Fund.
New York, New York
May 18, 2010
(signed) K&L Gates LLP

CONSENT OF BMO NESBITT BURNS INC.
To: The Board of Directors of 7503679 Canada Inc.
We refer to the Valuation and Fairness Opinion dated May 3, 2010 which we prepared for the Special Committee of the Board of Trustees in connection with the Offer made by 7503679 Canada Inc. to the holders of Units of Boralex Power Income Fund. We consent to the filing of the Valuation and Fairness Opinion with the securities regulatory authorities and their inclusion in this Circular. In providing such consent, we do not intend that any person other than the Board of Trustees and the Special Committee of the Board of Trustees rely on such Valuation and Fairness Opinion.
Montréal, Québec
May 18, 2010
(signed) BMO Nesbitt Burns Inc.

AUDITORS’ CONSENT
We have read the Circular of 7503679 Canada Inc. (a wholly-owned subsidiary of Boralex Inc.) (the “Offeror”) furnished with the Offeror’s Offer dated May 18, 2010 to purchase all of the outstanding trust units of Boralex Power Income Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of Boralex Inc. on the consolidated balance sheets of Boralex Inc. as at December 31, 2009 and 2008 and the consolidated statements of earnings, retained earnings, comprehensive income (loss) and cash flows for the years then ended. Our report is dated February 24, 2010.
Montréal, Québec
May 18, 2010
(signed) PricewaterhouseCoopers LLP

APPROVAL AND CERTIFICATE OF THE OFFEROR
The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: May 18, 2010

Per: (signed) Patrick Lemaire President	Per: (signed) Jean-François Thibodeau Vice President
On Behalf of the Board of Directors of 7503679 Canada Inc.

Per: (signed) Patrick Lemaire Director	Per: (signed) Sylvain Aird Director

APPROVAL AND CERTIFICATE OF BORALEX INC.
The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of Boralex Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: May 18, 2010

Per: (signed) Patrick Lemaire Chief Executive Officer	Per: (signed) Jean-François Thibodeau Chief Financial Officer
On Behalf of the Board of Directors of Boralex Inc.

Per: (signed) Germain Benoit Director	Per: (signed) Edward H. Kernaghan Director

SCHEDULE “A”
BORALEX INC.
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BORALEX INC.
PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at March 31, 2010
(expressed in thousands of Canadian dollars)

			Pro Forma
		Boralex Power	adjustments		Pro Forma
	Boralex Inc.	Income Fund	(note 3)		Boralex Inc.
	$	$	$		$
Assets
Current Assets
Cash and cash equivalents	66,388	17,247	—		83,635
Restricted cash	94,287	—	—		94,287
Accounts receivable	37,238	13,285	(1,361	) (f)	49,162
Future income taxes	471	—	—		471
Inventories	7,633	2,622	—		10,255
Prepaid expenses	3,216	1,287	—		4,503
Fair value of derivative financial instruments	10,226	—	—		10,226

	219,459	34,441	(1,361)		252,539
Investment	52,121	—	(52,121	)(c)	—
Property, plant and equipment	414,112	288,061	—		702,173
Power sales contracts and other intangible assets	46,238	51,578	—		97,816
Goodwill	—	—	71,141	(a)	71,141
Other assets	44,486	6,198	—		50,684

	776,416	380,278	17,659		1,174,353

Liabilities
Current liabilities
Bank loans and advances	7,794	—	—		7,794
Accounts payable and accrued liabilities	46,661	7,152	2,913	(a) (b) (f)	56,726
Income taxes	2,338	311	—		2,649
Distributions payable to unitholders	—	1,969	(459	) (f)	1,510
Current portion of long-term debt	18,121	—	—		18,121

	74,914	9,432	2,454		86,800
Long-term debt	321,571	105,178	207,964	(a) (b)	634,713
Future income taxes	35,650	29,735	(17,553	) (c) (e)	47,832
Fair value of derivative financial instruments	9,523	—	—		9,523
Long-term lease accruals	—	2,770	—		2,770
Non-controlling interests	7,299	—	(7,299	)(j)	—

	448,957	147,115	185,566		781,638

Shareholder’s equity – Equity attributable to shareholders
Capital stock	222,694	422,174	(422,174	) (a)	222,694
Equity component of convertible debenture	—	—	26,500	(b)	26,500
Capital contributing – exchangeable Class B units	—	112,867	(112,867	) (a)	—
Contributed surplus	4,617	—	—		4,617
Retained earnings	161,248	(281,484)	312,463	(a)(c)(e)	192,227
Accumulated other comprehensive income	(61,100)	(20,394)	20,872	(a) (c)	(60,622)

Shareholders’ equity attributable to Boralex Inc.	327,459	233,163	(175,206)		385,416
Non-controlling interests	—	—	7,299	(j)	7,299

Total Equity	327,459	233,163	(167,907)		392,715

	776,416	380,278	17,659		1,174,353

BORALEX INC.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)
For the three-month period ended March 31, 2010
(expressed in thousands of Canadian dollars)

		Boralex Power	Pro Forma		Pro Forma Boralex
	Boralex Inc.	Income Fund	adjustments		Inc.
	$	$	(note 3)		$
Revenues from energy sales	51,004	28,974	—		79,978
Operating costs	28,496	11,549	(1,755)	(h)	38,290

	22,508	17,425	1,755		41,688
Share in earnings of the Fund	(1,461)	—	1,461	(g)	—
Management revenues from the Fund	1,755	—	(1,755)	(h)	—
Other income	300	—	—		300

	23,102	17,425	1,461		41,988

Management and operation of the Fund	1,505	—	—		1,505
Administrative	3,965	709	—		4,674

	5,470	709	—		6,179

Operating income before amortization	17,632	16,716	1,461		35,809

Amortization of property, plant and equipment	7,091	4,616	—		11,707
Amortization of intangible assets	608	1,610	—		2,218
Foreign exchange loss (gain)	876	(246)	—		630
Net loss on financial instruments	(560)	—	—		(560)
Financing costs	5,762	1,895	3,903	(b) (d)	11,560
Gain on sale of subsidiary	(774)	—	—		(774)
Impairment of property, plant and equipment and intangible assets	—	15,970	—		15,970

	13,003	23,845	3,903		40,751

Earnings before income taxes	4,629	(7,129)	(2,442)		(4,942)
Income taxes	3,001	(3,901)	(1,279)	(i)	(2,179)

Earnings including non-controlling interests	1,628	(3,228)	(1,163)		(2,763)
Net earnings attributable to non-controlling interests	(280)	—	—		(280)

Net earnings attributable to Boralex Inc.	1,348	(3,228)	(1,163)		(3,043)

BORALEX INC.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars)

		Boralex Power	Pro Forma		Pro Forma Boralex
	Boralex Inc.	Income Fund	adjustments		Inc.
	$	$	(note 3)		$
Revenues from energy sales	184,779	102,196	—		286,975
Renewable energy tax credits	13,853	—	—		13,853
Operating costs	126,286	47,529	(5,876)	(h)	167,939

	72,346	54,667	5,876		132,889
Share in earnings of the Fund	(2,090)	—	2,090	(g)	—
Management revenues from the Fund	5,876	—	(5,876)	(h)	—
Other income	2,061	—	—		2,061

	78,193	54,667	2,090		134,950

Management and operation of the Fund	4,789	—	—		4,789
Administrative	16,079	3,012	—		19,091

	20,868	3,012	—		23,880

Operating income before amortization	57,325	51,655	2,090		111,070

Amortization of property, plant and equipment	24,010	19,853	—		43,863
Amortization of intangible assets	2,046	6,963	—		9,009
Foreign exchange loss (gain)	1,473	3,184	—		4,657
Net loss on financial instruments	923	—	—		923
Financing costs	13,727	7,749	15,504	(b) (d)	36,980
Gain on dilution	(13,865)	—	—		(13,865)
Impairment of property, plant and equipment and intangible assets	—	29,591	—		29,591

	28,314	67,340	15,504		111,158

Earnings before income taxes	29,011	(15,685)	(13,414)		(88)
Income taxes	4,470	(4,821)	(2,065)	(i)	(2,416)

Earnings including non-controlling interests	24,541	(10,864)	(11,349)		2,328
Net earnings attributable to non-controlling interests	(102)	—	—		(102)

Net earnings attributable to Boralex Inc.	24,439	(10,864)	(11,349)		2,226

BORALEX INC.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three-month period ended March 31, 2010 and the year December 31, 2009
(tabular amounts expressed in thousands of Canadian dollars)
1) Nature of the Business
Boralex Inc. (the “Corporation”) was incorporated on November 19, 1982 under the Canada Business Corporation Act. The Corporation is a major independent power producer whose core business is the development and operation of power stations that run on renewable energy.
Boralex Power Income Fund (the “Fund”) is an unincorporated open-ended limited purpose trust established by a trust agreement dated December 20, 2001 under the laws of the Province of Québec which began its operations on February 20, 2002. The Fund qualifies as a unit trust and a mutual fund trust under the terms of the Income Tax Act (Canada).
2) Basis of Presentation
The unaudited pro forma consolidated financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) from information derived from the financial statements of the Corporation and the Fund as at March 31, 2010 and December 31, 2009 together with other information available to the Corporation. In addition, the unaudited pro forma consolidated financial statements have been prepared giving effect to the early adoption of CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.
The unaudited pro forma consolidated financial statements have been prepared for inclusion in the take-over bid circular of the Corporation dated May 18, 2010 (the “Circular”), to give effect to the proposed exchange of units of the Fund for convertible unsecured subordinated debentures (the “Convertible Debentures”) of the Corporation (the “Transaction”). The Transaction is subject to certain securities regulatory, shareholders’ and unitholders’ approvals. In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the Transaction.
The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Transaction had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the Corporation for any future period or as of any future date.
The pro forma adjustments and preliminary allocation of consideration transferred to net assets acquired are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the Transaction.
The pro forma adjustments reflecting the acquisition by the Fund is accounted for using the acquisition method of accounting, as described under Section 1582 of the CICA Handbook, and is tentative and based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Corporation will depend on a number of factors, including changes in the net book value and operating results of the acquired business between March 31, 2010 and the actual acquisition date. Therefore, the actual adjustments will differ from the pro forma adjustments. However, management believes that such assumptions provide a reasonable basis for presenting the significant financial effects directly attributable to the Transaction and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.
The unaudited pro forma consolidated financial statements of the Corporation have been compiled from and include:
a)	The unaudited pro forma consolidated balance sheet of the Corporation as at March 31, 2010 has been prepared by combining the unaudited consolidated balance sheet of the Corporation as at March 31, 2010 and the unaudited consolidated balance sheet of the Fund as at March 31, 2010.
b)	The unaudited pro forma consolidated statement of earnings of the Corporation for the three-month period ended March 31, 2010 has been prepared by combining the unaudited consolidated statement of earnings of the Corporation for the three-month period ended March 31, 2010 and the unaudited consolidated statement of earnings of the Fund for the three-month period ended March 31, 2010.

c)	The unaudited pro forma consolidated statement of earnings of the Corporation for the year ended December 31, 2009 has been prepared by combining the audited consolidated statement of earnings of the Corporation for the year ended December 31, 2009 and the audited consolidated statement of earnings of the Fund for the year ended December 31, 2009.
The unaudited pro forma consolidated financial statements should be read in conjunction with the Circular, the audited consolidated financial statements of the Corporation as at December 31, 2009 and for the year then ended and the unaudited interim consolidated financial statements of the Corporation as at March 31, 2010 and for the three-month period then ended, incorporated by reference in the Circular, and the audited consolidated financial statements of the Fund as at December 31, 2009 and for the year then ended and the unaudited interim consolidated financial statements of the Fund as at March 31, 2010 and for the three-month period then ended, available on SEDAR.
3) Pro Forma Assumptions and Adjustments
The unaudited pro forma consolidated financial statements have been presented assuming that the following transactions had been completed and adjustments had been effected as at March 31, 2010 for the unaudited pro forma consolidated balance sheet, as of January 1, 2009 for the unaudited pro forma consolidated statement of earnings for the three-month period ended March 31, 2010 and for the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2009:
a)	Assuming the Transaction is completed, the Corporation will acquire the remaining equity interests in the Fund, such that the Fund will be wholly-owned by the Corporation. This acquisition will be accounted for using the acquisition method of accounting under Section 1582 of the CICA Handbook. The acquisition of the remaining equity interest in the Fund was settled by the issuance of the Convertible Debentures resulting in a consideration transferred of $226,500,000. Considering the value of the equity interest already owned by the Corporation amounting to $68,840,000, the total value of the net assets of the Fund (on a wholly-owned basis) is $295,340,000. Transaction costs estimated at $2,815,000 have been included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet but has been excluded from the unaudited pro forma earnings.
For the purpose of the unaudited pro forma consolidated financial statements, the preliminary allocation of consideration transferred to net assets acquired of the Fund (on a wholly-owned basis) is as follows:

		The Fund including
		estimated
	The Fund as at	acquisition	Pro Forma
	March 31, 2010	adjustments	adjustments
	$	$	$
Assets

Working capital (current assets less current liabilities)	25,009	25,009	—
Property, plant and equipment	288,061	288,061	—
Power sales contracts	51,578	51,578	—
Goodwill	—	71,141	71,141
Other assets	6,198	6,198	—

Total assets	370,846	441,987	71,141

Liabilities

Future income taxes	29,735	29,735	—
Long-term debt	105,178	114,142	8,964
Long-term lease accruals	2,770	2,770	—

Total liabilities	137,683	146,647	8,964

Net assets	233,163	295,340	62,177

b)	The Convertible Debentures are convertible into common shares of the Corporation under certain conditions (refer to section 9 of the Circular). In determining the debt and equity components of the Convertible Debentures, the carrying amount of the financial liability is determined by discounting the stream of future payments of interest at the rate of interest prevailing at the date of issuance. The equity component is then determined by difference. The Corporation used an interest rate of 8.5% which resulted in an equity component of $26,500,000 and a liability component of $200,000,000. Transaction costs estimated at $1,000,000 have been included in the carrying amount of the financial liability. For the three-month period ended March 31, 2010, the interest expense relating to the financial liability component of the Convertible Debentures, bearing interest at an effective rate of 8.5% per annum, amounts to $4,287,000 ($17,148,000 for the year ended December 31, 2009). The interest on the Convertible Debentures will be payable semi-annually and will matures in 2017.
c)	In accordance with Section 1582 of the CICA Handbook Section 1582, the Corporation re-measured its previously held interest in the Fund (23.31%) at its fair value which resulted in a gain of $16,241,000 including an adjustment of $478,000 to accumulate other comprehensive income. In addition, as at March 31, 2010, the Corporation had future income taxes liability relating to its investment in the Fund amounting to $14,071,000 which is no longer required as a result of the acquisition. These amounts totalling $30,312,000 were included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet due to their non-recurring natures.

d)	Decrease in interest expense of $384,000 for the three-month period ended March 31, 2010 ($1,644,000 for the year ended December 31, 2009) with respect to the fair value allocated to the long-term debts assumed, as described in a) above, over the net book value of those liabilities in the consolidated balance sheet of the Fund. The fair value of long-term debts assumed was determined using interest rates, prevailing at March 31, 2010, ranging from 4.06% to 4.60%, thus reducing the interest expense. The assumed long-term debts bear interest at rates ranging from 6.20% to 6.60% and mature in 2013 to 2014.

e)	Decrease in future income taxes liability as at March 31, 2010 in the amount of $3,482,000 resulting from the change of tax rates of the Fund as a result of the acquisition. This amount was included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet due to its non-recurring nature.

f)	The elimination of intercompany balances between the Corporation and the Fund resulting in a decrease in accounts receivable of $1,361,000, a decrease in accounts payable and accrued liabilities of $902,000 and a decrease in distribution payable to unitholders of $459,000.

g)	The elimination of the share of results of the Fund amounting to $1,461,000 for the three-month period ended March 31, 2010 ($2,090,000 for the year ended December 31, 2009) recognized in the statement of earnings of the Corporation.

h)	The elimination of management fees amounting to $1,755,000 for the three-month period ended March 31, 2010 ($5,876,000 for the year ended December 31, 2009) with respect to the fees charges by the Corporation in connection with a management agreement for the operation of the Fund’s power stations.

i)	Adjustments to income taxes in the amount of $1,270,000 for the three-month period ended March 31, 2010 ($2,065,000 for the year ended December 31, 2009) to reflect, where required, the impact on income taxes of the adjustments described in note 3 and to reflect the change in the impact of the tax rates of the Fund as a result of the acquisition.

j)	In accordance with CICA Handbook Section 1602, Non-controlling Interests, the Corporation reclassified non-controlling interest in the amount of $7,299,000 to Equity.

k)	Potential cost synergies have not been included in the unaudited pro forma consolidated statement of earnings. Consistent with rules for preparation of a pro forma as set out in National Instrument 51-102 Continuous Disclosure Obligations, for synergies to be included, they must be substantiated with firm commitments and be objectively determinable.

SCHEDULE “B”
VALUATION AND FAIRNESS OPINION OF BMO NESBITT BURNS INC.

BMO Nesbitt Burns Inc.
Investment & Corporate Banking
1501 McGill College, 32nd Floor
Montreal, QC
H3A 3M8

Tel: (514) 286-7200
May 3, 2010
The Special Committee of Boralex Power Income Fund
772 Sherbrooke St. West
Suite 200
Montreal, Québec
H3A 1G1
To the Special Committee:
BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Boralex Inc. (“Boralex”) has proposed to make a take-over bid (the “Offer”) to purchase all of the issued and outstanding units (the “Units”) of Boralex Power Income Fund (the “Fund”) not already owned or controlled by Boralex or its affiliates and associates (the “Transaction”). BMO Capital Markets also understands that under the terms of the Transaction, each unitholder other than Boralex or its affiliates (the “Unitholders”) will be entitled to receive unsecured convertible debentures of Boralex (the “Proposed Consideration” or the “Debentures”). Boralex currently owns 100% of the outstanding Boralex Power Limited Partnership Class B partnership units (the “Class B BPLP Units”), of which Boralex Power Trust, a fully-owned subsidiary of the Fund, is the general partner. The Class B BPLP Units are economically equivalent to and exchangeable for Units of the Fund, and represent an approximate 23% fully diluted interest in the Fund.
BMO Capital Markets further understands that additional details of the Transaction will be provided in the take-over bid circular and offer prepared by Boralex (the “Circular”) and a circular prepared on behalf of the Fund (the “Trustee Circular” and together with the Circular the “Circulars”), to be mailed to the Unitholders of the Fund. BMO Capital Markets understands that a committee of members of the board of trustees of Boralex Power Trust (the “Board” or the “Trustees”) who are independent of Boralex and its affiliates (the “Special Committee”) has been constituted to supervise the preparation of a formal valuation and to report to the Board. BMO Capital Markets has been retained to prepare and deliver to the Special Committee a formal valuation of the Units of the Fund (the “Fund Valuation”) and of the Proposed Consideration (the “Debentures’ Valuation”) and collectively the “Formal Valuation” in accordance with the requirements of Multilateral Instrument 61-101 (the “Rules”) and to prepare and deliver to the Special Committee an opinion (the “Opinion”) as to whether the Proposed Consideration to be received in the Transaction is fair, from a financial point of view, to the Unitholders of the Fund other than Boralex or any of its affiliates or associates.
The Formal Valuation has been prepared in accordance with the disclosure standards for formal valuations of the Investment Industry Regulatory Organization of Canada, (“IIROC”), but the IIROC has not been involved in the preparation or review of the Formal Valuation.

ENGAGEMENT OF BMO CAPITAL MARKETS
On May 3, 2010, Boralex publicly announced its intention to make an offer to purchase for the Proposed Consideration any or all of the outstanding units of the Fund not already owned by Boralex. The Special Committee first contacted BMO Capital Markets on February 5, 2010 regarding a possible engagement of BMO Capital Markets in connection with the Transaction. BMO Capital Markets was formally engaged by the Special Committee to prepare an independent formal valuation pursuant to a letter agreement dated March 5, 2010 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that BMO Capital Markets shall be paid an engagement fee of $300,000 in cash, payable upon substantial completion of the work related to the Formal Valuation and an additional fee of $200,000 in cash, upon delivery of the written Formal Valuation and Opinion. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees paid to its legal counsel in respect of advice rendered to BMO Capital Markets in carrying out its obligations under the Engagement Agreement, and is to be indemnified by the Fund in certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusion reached in its Formal Valuation, the outcome of the Transaction or any other transaction.
CREDENTIALS OF BMO CAPITAL MARKETS
BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors, including the power generation industry, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the proposed Transaction.
The Valuation expressed herein represents the opinion of BMO Capital Markets as of May 3, 2010 and the form and content hereof have been approved by a group of BMO Capital Markets’ directors and officers, each of whom is experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.
INDEPENDENCE OF BMO CAPITAL MARKETS
BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Fund, Boralex or their respective associates or affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, Boralex or their respective associates or affiliates or the Transaction.

2

In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal (the “Bank”) or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the Fund, Boralex or their respective associates or affiliates. Except as expressed herein, there are no understandings, agreements or commitments between BMO Capital Markets and the Fund or Boralex or any of their respective associates or affiliates with respect to any future business dealings.
None of BMO Capital Markets, the Bank or any of their affiliated entities (as such term is defined for purposes of the Rules):
•	is an associated or affiliated entity or issuer insider (as such terms are defined for purposes of the Rules) of the Fund, Boralex or their respective associates or affiliates;

•	is an advisor to Boralex in connection with the Transaction;

•	is a manager or co-manager of a soliciting dealer group formed in respect of the Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

•	has a financial incentive in respect of the conclusions reached in the Formal Valuation or the outcome of the Transaction or has a material financial interest in the completion of the Transaction;

•	has a material financial interest in future business under an agreement, commitment or understanding involving the Fund, Boralex or other respective associates or affiliates;

•	during the 24 months before BMO Capital Markets was first contacted by the Special Committee in respect of the Transaction, had a material involvement in an evaluation, appraisal or review of the financial condition of the Fund or any of its respective affiliated entities, acted as a lead or co-lead underwriter of a distribution of securities of the Fund or Boralex or any of their respective affiliated entities or had a material financial interest in any transaction involving the Fund or Boralex or any of their respective affiliated entities; or

•	is a lead or co-lead lender or manager of a lending syndicate in respect of the Transaction.
BMO Capital Markets is of the view that it is “independent” of all interested parties in the Transaction for the purposes of the Rules.

3

SCOPE OF REVIEW
In connection with the Fund Valuation and the Debentures’ Valuation, BMO Capital Markets reviewed, considered and relied upon (without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:
Regarding the Fund Valuation:
•	annual reports, annual information forms, and audited consolidated financial statements of the Fund, for the three years ended and as at December 31, 2007, December 31, 2008, and December 31, 2009;

•	management’s discussion and analysis of the financial condition and results of the operations of the Fund, for the three years ended and as at December 31, 2007, December 31, 2008, and December 31, 2009;

•	management’s internal budget, for the year ended December 31, 2010

•	notices of annual meetings of unitholders and management information circulars of the Fund dated March 27, 2008, March 26, 2009 and March 11, 2010;

•	the projected financial information for the Fund for the fiscal years ending December 31, 2010 to December 31, 2035) originally received March 16, 2010 (the “Management Forecast”) prepared by the Fund’s manager, Boralex Power Inc. (the “Manager”); as well as updates to this projected information made through diligence sessions held in person and by telephone with the Manager and Trustees on various dates during March and April 2010 and communicated to the Special Committee;

•	various presentations and studies prepared by the Manager and on behalf of the Manager (by third parties) regarding the operations of the Fund over the past two years;

•	management Agreement between the Fund and Boralex (the “Management Agreement”) dated February 18, 2002 and the amended and restated management agreement dated June 1, 2004;

•	revolver loan agreement dated September 14, 2004;

•	secured note indenture dated February 20, 2002;

•	draft support Agreement dated May 2, 2010 between the Fund and Boralex;

4

•	discussions with senior officers of the Manager (the “Management”) with respect to the information referred to above and other issues considered relevant, including the outlook for the Fund;

•	representations contained in a letter addressed to BMO Capital Markets dated May 3, 2010, signed by the Chief Executive Officer and Chief Financial Officer of the Manager (the “Manager Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Fund Valuation is based;

•	representations contained in a letter addressed to BMO Capital Markets dated May 3, 2010, signed by two Trustees of the Fund (the “Trustee Certificate”) as to, among other things, the reasonableness of the assumptions upon which the Fund Valuation is based;

•	discussions with members of the Special Committee and legal counsel to the Special Committee;

•	various research publications prepared by equity research analysts and independent market researchers regarding the power generation industry, the Fund, and other selected public companies considered relevant;

•	public information relating to the business, operations, financial performance and unit trading history of the Fund and other selected public companies considered relevant;

•	public information with respect to precedent transactions considered relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.
Regarding the Debentures’ Valuation:
•	annual reports, annual information forms, and audited consolidated financial statements of Boralex, for the three years ended and as at December 31, 2007, December 31, 2008, and December 31, 2009;

•	management’s discussion and analysis of the financial condition and results of the operations of Boralex, for the three years ended and as at December 31, 2007, December 31, 2008, and December 31, 2009;

•	notices of annual meetings of shareholders and management information circulars of Boralex dated March 20, 2008, March 26, 2009 and March 23, 2010;

•	projected financial information for Boralex for the fiscal years ending December 31, 2010 to December 31, 2017) originally received March 19, 2010 prepared by

5

management of Boralex as well as updates to this projected information made through diligence sessions held in person and by telephone by BMO Capital Markets with the management of Boralex on various dates during March and April 2010;

•	draft press release to be issued by Boralex dated May 3, 2010, concerning the Transaction;

•	representations contained in a representation letter addressed to BMO Capital Markets dated May 3, 2010, signed by the Chief Executive Officer and the Chief Financial Officer of Boralex (the “Boralex Certificate”) as to, among other things, the completeness and accuracy of the information upon which the Debentures’ Valuation is based;

•	discussions with members of management of Boralex and their legal counsel and financial advisor;

•	various research publications prepared by equity research analysts and independent market researchers regarding the power generation industry, Boralex, and other selected public companies considered relevant;

•	public information relating to the business, operations, financial performance and unit trading history of Boralex and other selected public companies considered relevant;

•	public information with respect to precedent financings considered relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.
In addition to reviewing the above-mentioned items, BMO Capital Markets had several due diligence meetings with senior officers of the Manager of the Fund, the Trustees and the management of Boralex and, to the best of our knowledge, we have not been denied access to any information requested by BMO Capital Markets, by any of the aforementioned parties.
PRIOR VALUATIONS
The Fund and Boralex have each represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined in the Rules) of the Fund or of Boralex or their respective material assets or its securities in the past 24-month period.
ASSUMPTIONS AND LIMITATIONS
In accordance with the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations including those representations contained in the Trustee Certificate, the Manager Certificate and the Boralex Certificate (Collectively, the “Certificates”) obtained by it from public sources or provided by the Fund

6

or Boralex or any of their subsidiaries or their respective directors, officers, employees, consultants, advisors and representatives including information, data, and other materials filed on SEDAR (collectively, the “Information”). The Formal Valuation is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.
BMO Capital Markets has assumed that the forecasts, projections, estimates and budgets of the Fund provided to us and used in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to matters covered thereby.
The Chief Executive Officer and Chief Financial Officer of the Manager and Boralex have represented to BMO Capital Markets in the Certificates, among other things, that: (i) the information provided by the Manager and Boralex to BMO Capital Markets for the purpose of preparing the Formal Valuation was, at the date such Information was provided to BMO Capital Markets, and is fairly and reasonably presented and complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information not misleading in light of the circumstances under which such Information was provided; and (ii) since the dates on which such Information was provided to BMO Capital Markets, except as disclosed orally by or in the presence of an officer of the Manager or Boralex at an organized management or diligence meeting or in writing to BMO Capital Markets to the knowledge, information and belief of such officers after due inquiring, there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund or any of its affiliates, as the case may be, and no material change has occurred in such Information or any part thereof that could have or could reasonably be expected to have a material effect on the Formal Valuation. In addition, the Chairman of the Board and the Chairman of the Special Committee have represented to BMO Capital Markets in the Certificates, among other things, that (i) the Board had no knowledge of any facts that could be reasonably expected to affect the Formal Valuation and / or the Opinion; and (ii) the Board had no reason the believe the assumptions used for the preparation of the Management Forecast were not reasonable in the circumstances.
The Formal Valuation is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of May 3, 2010 and the condition and prospects, financial and otherwise, of the Fund or Boralex, their respective subsidiaries and other material interests as they were reflected in the Information reviewed by BMO Capital Markets. In its analyses and in preparing the Formal Valuation, BMO Capital Markets made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. All financial figures herein are expressed in Canadian dollars except where otherwise noted. Certain figures have been rounded for presentation purposes.
The Formal Valuation is provided as of May 3, 2010, and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter

7

affecting the Formal Valuation of which it may become aware after May 3, 2010. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation after such date, BMO Capital Markets reserves the right to change, modify or withdraw the Formal Valuation.
The Formal Valuation has been prepared and provided solely for the use of the Special Committee and for inclusion in the Circulars relating to the Transaction, and may not be used or relied upon by any other person without our express prior written consent. Subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the publication of the Formal Valuation in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Circulars relating to the Transaction and to the filing thereof, as necessary, by the Fund and Boralex with the securities commissions or similar regulatory authorities in Canada.
We express no opinion herein concerning the future trading prices of the securities of the Fund or Boralex and make no recommendation to holders of the Fund’s Units or Boralex Shares with respect to the Transaction.
BMO Capital Markets has based the Formal Valuation upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Formal Valuation. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
OVERVIEW OF THE FUND
The Fund is an unincorporated open-ended trust that indirectly owns ten power generating stations located in the province of Québec and in the United States producing energy from different fuel sources including wood-residue, natural gas thermal and cogenerating facilities as well as hydroelectric power stations. In total, these power stations have an installed capacity of 190 MW.
For the fiscal year ended December 31, 2009, the Fund reported revenue of $102.2 million, EBITDA of $51.7 million and net loss from continuing operations of $10.9 million. At December 31, 2009, the Fund reported total assets of $405.8 million, total debt of $110.3 million and cash of $15.9 million.
The Fund’s power stations are engaged primarily in electricity generation and are grouped into three distinct segments, hydroelectric power, wood-residue thermal power and natural gas thermal power. A table outlining the location, size and power purchase agreement (“PPA”) expiry for each facility of the Fund has been included in Appendix A.

8

Hydroelectric Power Segment:
The hydroelectric power segment, which accounted for approximately 50.3% of the Fund’s revenue for the year ended December 31, 2009, consists of seven hydroelectric power stations, of which five are located in Québec and two are located in the United States, and have a total installed capacity of 96 MW.
Wood-Residue Thermal Power Segment:
The wood-residue thermal power segment, which contributed approximately 22.3% of the Fund’s revenue for the year ended December 31, 2009, consists of two wood residue power stations located in Québec, which have a total installed capacity of 63 MW and can generate up to 1,780,000 kilopounds of steam per year (total production of 737,658 kilopounds in 2009).
Natural Gas Thermal Power Segment:
The natural gas thermal power segment, which contributed approximately 27.4% of the Fund’s revenue for the year ended December 31, 2009, consists of the Kingsey Falls natural gas cogeneration power station located in Québec, which has an installed capacity of 31 MW and can generate up to 870,000 kilopounds of steam per year (total production of 826,861 kilopounds in 2009).

9

Trading Information:
The following table sets forth, for the periods indicated, the intra-day high and low trading prices quoted and the total volume traded of the Units on the Toronto Stock Exchange (the “TSX”):

C$ per unit except as indicated	High	Low	Volume
2009
January	$4.03	$3.15	1,274,508
February	$4.32	$3.71	1,078,514
March	$4.21	$3.36	913,545
April	$4.05	$3.45	1,295,945
May	$3.99	$3.57	1,374,230
June	$4.14	$3.65	1,222,607
July	$4.14	$3.51	1,383,531
August	$4.29	$3.85	1,869,678
September	$4.11	$3.81	2,170,960
October	$4.88	$3.76	4,078,655
November	$4.53	$4.11	2,145,610
December	$4.27	$3.50	4,043,592

2010
January	$4.45	$4.05	2,190,613
February	$4.77	$4.27	2,102,013
March	$4.74	$4.37	1,562,726
April	$4.80	$4.43	1,387,152

10

Summary Historical Financial Information:
The following table summarizes certain of the Fund’s financial results for the three fiscal years ended and as at December 31, 2007, December 31, 2008 and December 31, 2009:

	December 31,
C$ millions	2007A	2008A	2009A
SELECT INCOME STATEMENT ITEMS

Revenue
Hydroelectric	$40.5	$47.2	$51.4
Wood-Residue	35.7	31.8	22.8
Natural Gas	25.9	30.3	28.0
Total	$102.2	109.3	$102.2

Consolidated EBITDA (1)
EBITDA	$55.3	$57.8	$51.7
Margin	54.1%	52.8%	50.5%

SELECT CASH FLOW ITEMS

Capital Expenditures
Hydroelectric	$0.6	$0.7	$1.6
Wood-Residue	1.2	1.3	0.9
Natural Gas	1.9	1.7	0.1
Total	$3.7	$3.7	$2.6

SELECT BALANCE SHEET ITEMS

Cash	$10.7	$18.8	$15.9
Net Working Capital (2)	5.6	3.7	3.3
Total Assets	505.7	486.9	405.8

Total Debt	$104.8	119.2	$110.3
Unitholders’ Equity	336.6	305.9	244.4

1.	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

2.	Net working capital calculated as the sum of accounts receivable, future income taxes, inventories and prepaid expenses less the sum of accounts payable, accrued liabilities, other liabilities and income taxes payable.

11

DEFINITION OF FAIR MARKET VALUE
For the purposes of the Formal Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.
In accordance with the Rules, BMO Capital Markets has made no downward adjustment to the fair market value of the Units to reflect the liquidity of the Units, the effect of the Transaction on the Units or the fact that the Units held by individual Unitholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an “en bloc” valuation.
APPROACH TO VALUE
The Formal Valuation is based upon techniques and assumptions that BMO Capital Markets considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of the fair market value of the Units and the Proposed Consideration. The fair market value of the Units was analyzed on a going concern basis, as the Fund is expected to continue as a going concern, and is expressed on a per Unit basis.
VALUATION OF THE UNITS
Valuation Methodologies:
For the purposes of determining the fair market value of the Units, BMO Capital Markets considered the following methodologies:
•	discounted cash flow (“DCF”) approach;

•	precedent transactions approach; and

•	comparable trading approach.
Given the specific circumstances affecting each of the operating segments of the Fund, the principal valuation method BMO Capital Markets used in the Fund Valuation is the DCF approach. BMO Capital Markets also performed a precedent transactions analysis by reviewing transactions involving power generation companies; however, BMO Capital Markets determined that the universe of such transactions is limited and concluded that none were sufficiently comparable to the Fund to be useful in the valuation analysis. BMO Capital Markets also performed an analysis of other public companies in the power generation industry to assess whether a public market trading analysis might imply a fair market value of the Fund that differed materially from the value determined by the DCF approach. Generally, BMO Capital Markets concluded that the comparable companies in Canada do not consist of constituents that are comparable to the Fund. The differences in fuel sources and

12

geographic mix along with differences in the PPA profiles make the application of this valuation methodology less relevant.
In light of the foregoing BMO Capital Markets did not rely on its analysis of other public, comparable companies in the Fund Valuation.
Discounted Cash Flow Methodology:
BMO Capital Markets considered the fair market value range of the Units under the DCF methodology. The DCF approach reflects the growth prospects and risks inherent in the Fund’s business by taking into account the amount, timing and relative certainty of the estimated after-tax unlevered free cash flows expected to be generated by the Fund.
The DCF methodology requires that certain assumptions be made regarding, among other things, future unlevered after-tax free cash flows, terminal values and discount rates. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. BMO Capital Markets’ DCF methodology involved discounting to May 3, 2010 both the value of the Fund’s estimated unlevered after-tax free cash flows during the Management Forecast period and the terminal value determined at the end of the forecast period for each asset. The terminal value years were selected based on the specific characteristics of each group of assets, including the terms of the PPA.
Segmented Approach:
BMO Capital Markets reviewed the projected financial information for the hydroelectric power and natural gas thermal power segments and concluded that the predictability of these cash flows was relatively homogenous. As such, BMO Capital Markets grouped the facility level cash flow forecasts for all the hydroelectric power and natural gas thermal power segments and treated them as one segment for purposes of the DCF analysis which would be subject to the same discount rate.
To capture the unique fuel supply and operating issues at the wood residue facilities, BMO Capital Markets used a higher discount rate to value this segment (please refer to section entitled “Discount Rates” below for further details).
Management Assumptions and Estimates:
BMO Capital Markets’ DCF analysis is based on a number of important operating assumptions developed by the Manager, a summary of which is provided below.
As a basis for development of the projected unlevered cash flows, BMO Capital Markets reviewed the Management Forecast which consists of unaudited projected operating information for the Fund’s assets. The period of the Management Forecast extends to 2035, being the last year in which cash flow is expected to be generated from any one asset under an existing PPA. The extensions of PPAs or terminal values were considered by BMO Capital Markets for the hydroelectric assets in Québec and the wood-residue assets.

13

The Manager also provided BMO Capital Markets with estimates of both maintenance and growth / special capital outlays at the facility-level. The Management Forecast does not include revenue or income from new acquisitions.
BMO Capital Markets reviewed the relevant underlying assumptions including, but not limited to, power production levels, power pricing (under contract and beyond), operating expenditures as well as capital investments required to maintain and support the cash flow forecast. The forecasts and assumptions were compared to market sources for related data, historic performance of the assets, forecasts by equity research analysts on the Fund and other sources considered relevant. In addition, BMO Capital Markets discussed the Management Forecast in detail with the Manager and the Trustees of the Fund. Based on such review, BMO Capital Markets observed that the assumptions underlying the Management Forecast appear to represent a realistic and plausible, long-term operating scenario for the assets of the Fund.
The following is a summary of the consolidated forecast developed for the Fund:

	December 31,
C$ millions	2009A	2010E	2011E	2012E	2013E	2014E
Revenue	$102.2	$94.1	$95.3	$92.3	$76.2	$76.9

EBITDA	$51.7	$47.3	$47.1	$37.4	$36.5	$36.5
EBITDA Margin %	50.5%	50.3%	49.4%	40.6%	48.0%	47.4%

Capital Expenditures	$2.6	$8.7	$6.6	$15.4	$1.5	$7.3
Power Pricing Assumptions and PPA Life:
The Fund’s assets have PPAs that expire between 2012 and 2035 (Please refer to Appendix A). During the life of a given PPA, the Management Forecast used estimates for the expected prices based on formulas defined in each PPA which generally have a specified range for price inflators.
In the case of several of the Fund’s generation facilities, the expected useful lives of the facilities are expected to extend well beyond the PPA expiry. As a result, BMO Capital Markets relied on the views of the Manager and the Trustees to establish if a facility was likely to qualify for a renewal PPA, to determine the length of that PPA and also to establish the pricing that may be in effect for that PPA at such a future renewal date. In general, the renewal PPA price was based on the prices that represent reasonable renewal rates today adjusted for the consumer price index (the “CPI”) to arrive at the equivalent price in the year of renewal in the relevant year. BMO Capital Markets reviewed the PPA renewal price assumptions in the context of recent relevant precedent PPA renewals and relevant industry and power pricing dynamics and found the assumptions to be reasonable in the circumstances.

14

In the case of each of the Québec hydro facilities a PPA extension to 2035 was assumed. In addition, given the long lives of hydroelectric assets in general, a terminal value was also assigned to the Quebec based hydroelectric facilities. The U.S. hydro facilities were assumed to operate under their current PPA with no extension or life beyond the PPA since the power off-taker, Niagara Mohawk Power Corporation, has the option to purchase such facilities at the end of their respective PPAs at a nominal price. Limited residual value beyond the current PPA period was assumed in the case of each of the wood residue assets and represented a moderate extension of the PPAs. Similar to the assumptions for the renewals of the Quebec hydro PPAs, the assumed PPA power price in the extension period was based on the prices that represent reasonable renewal rates today adjusted for the CPI to arrive at the equivalent price in the year of renewal in the relevant year.
The efficiency of the Kingsey Falls facility is unlikely to be competitive enough to obtain a renewal PPA in 2012; as such no cash flow has been included for this facility beyond 2012, upon expiration of its PPA.
Production Volumes:
For all facilities, except Dolbeau, the Manager used an average of long term historic production to forecast the production rates in the forecast period. For Dolbeau, the Management Forecast assumes the facility is operated between November 15th and April 15th each year until 2013 in order to capture the winter capacity premium as defined in its current PPA. Beyond 2012, the Manager believes that wood residue supply conditions could improve sufficiently to resume electricity production at a level that meets the Fund’s contractual obligations under the existing PPA with Hydro-Québec.
General Inflation:
General inflation as measured by the CPI is an important assumption in the forecasted cash flows as it directly impacts the growth of revenues and expenses. BMO Capital Markets reviewed the long term forecasts for inflation as published by the Bank of Canada and the economics departments of the major Canadian banks and noted that they are generally in the range of 1% to 3%. We note that the range of inflation assumptions used in the forecast appears reasonable and is within the 1% to 3% range.
Foreign Exchange:
The Fund operates two hydroelectric facilities in the United States and the operating income related to this part of the business is impacted by the fluctuation of the Canadian / U.S. dollar exchange rate. BMO Capital Markets has assumed an average exchange rate of C$1.025 / US$ for the period between 2014 and 2035 based on a combination of the prevailing forward rates and consensus forecast of future spot rates. The operating expenses and financing costs for the U.S. hydroelectric power facilities are incurred in U.S. dollars, thereby providing a partial natural hedge. The Fund has entered into foreign exchange forward contracts that set a fixed exchange rate for about 65% of its expected net cash flows in U.S. dollars covering the period until September 30, 2010. For the purposes of the Fund Valuation the benefit /cost

15

of the hedging arrangement has not been included in the cash flow; however the forward contracts have been marked-to-market and included in the net obligations of the Fund as of May 3, 2010.
Wood Residue Supply:
The Manager believes that current weak macroeconomic conditions, which are important drivers of the quantity and prices for wood residue supply in the regions in which the Senneterre and Dolbeau facilities operate, may persist for the remainder of 2010. Beyond 2010, the Manager believes that the economic conditions including housing starts and related demand for lumber will begin to improve and expects that with the exception of the component related to transportation, costs for wood residue may return to stable levels adjusted for forecast inflation.
The Fund adopted a wood-residue sourcing strategy at Senneterre consisting primarily of utilizing “old bark” as a fuel source. The Fund has secured sufficient old bark supply to allow uninterrupted operation of Senneterre to the end of 2010. Beyond 2010, the Manager believes that after a transitional period during 2011, wood residue supply (other than old bark) for the facility would become more readily available. In addition, on April 19, 2010 the Fund announced that it would invest approximately $6 million in capital expenditures in collaboration with a manufacturer in the Abitibi area in order to maximize the utilization of old bark piles. The new investment will partially resolve the power station’s fuel supply issues until the forest products industry in the region recovers more fully. The project will benefit from significant investments by the federal and provincial governments.
The Dolbeau facility has been operated at reduced levels due to the repudiation of wood-residue supply agreements by AbitibiBowater Inc. (“ABI”) (please refer to section entitled “Claims Against ABI”, below) and the unavailability of replacement supply caused by the low operating rates of alternative sawmills in the region. Beyond 2012, the Manager believes that wood residue supply conditions could improve sufficiently to resume operations at full capacity; however the fuel supply component of the wood-residue costs are not expected to return to historical levels.
Claims Against ABI:
In April 2009, ABI obtained protection of the courts with a C-36 filing allowing it to repudiate its contracts with the Fund including contracts relating to the wood residue supply at both the Dolbeau and Senneterre facilities and its contract relating to steam off-take at the Dolbeau facility. The contract repudiation resulted in damages and a loss of profit at each of the Senneterre and Dolbeau facilities as well as the payment of penalties to Hydro Québec for the Fund’s inability to meet its contractual obligations under the Dolbeau PPA. The Fund has filed claims for damages against ABI for $9.6 million and $117.0 million for Senneterre and Dolbeau, respectively.
BMO Capital Markets understands that Boralex has not received an acknowledgement of the amount of the claim from ABI, as filed. Regardless of the amount, BMO Capital Markets

16

believes that the claims of the Fund against ABI would rank similarly to those of certain series of ABI unsecured bonds (the “ABI Bonds”). BMO Capital Markets reviewed the calculation of each claim and held discussions with the Manager regarding the probability of recovery from ABI for the various components of the claim. In addition, BMO Capital Markets considered the range of recent trading prices of the ABI Bonds as one potential indicator of a recovery rate for the claim. Based on a review of these two components and consideration of other potential factors that could impair or enhance the recovery amount, BMO Capital Markets included a net recovery from ABI as part of the 2011 cash flows of the Fund.
BMO Capital Markets is engaged by ABI as advisor with respect to the restructuring of ABI’s capital structure pursuant to ABI’s C-36 filings. We have taken necessary precautions to avoid any conflict of interest through appropriate separation of working groups and information flow.
Management Forecast for Corporate Costs:
The Management Forecast assumes that the management and administration fees payable to the Manager by the Fund remain payable according to the terms of and through the life of the respective contracts. Benefits related to the elimination of administration costs of the Fund have been included in the discussion of potential synergies under the section entitled “Benefits to an Interested Party of Acquiring 100% of the Units”.
Income Taxes:
Cash income taxes were estimated based on calculations of taxable income and the tax rates applicable to the Fund’s Canadian and U.S. operations over the period covered by the Management Forecast. Management provided a tax forecast based on each tax jurisdiction within which operations are conducted (Canada and the United States); the DCF analysis incorporated a tax rate (weighted based on contribution by tax jurisdiction) for each year of the forecast. The forecast included the benefit of the tax attributes owned by the Fund, including the usage of capital cost allowance deductions associated with the Fund’s assets.
The table below sets out the forecast income tax rates used in the DCF analysis from 2010 to 2014:

	December 31,
Tax Rate	2010E	2011E	2012E	2013E	2014E
Canada	29.9%	28.4%	26.9%	26.9%	26.9%
U.S	39.0%	39.0%	39.0%	39.0%	39.0%

17

Benefits to an Interested Party of Acquiring 100% of the Units:
BMO Capital Markets reviewed and considered whether any distinctive material value (operating or financial synergies) would accrue to Boralex through the acquisition of 100% of the Units of the Fund. Benefits that could potentially accrue to Boralex (an “interested party”, as defined in the Rules) may include items such as the earlier use of available tax losses, lower income taxes, and an increase in revenues and reduced costs.
The benefits that may accrue to an interested party in this Transaction primarily relate to administration costs and the earlier potential use of tax pools. We note that with Boralex as acquiror, the Fund’s obligations under the management and administration contracts with the Manager are effectively reduced to reflect actual incurred costs. More specifically, any management costs related to facilities that have gone offline are effectively eliminated upon consummation of the Transaction.
The Manager estimates the administrative costs savings resulting from the acquisition of the Fund would be approximately $1.6 million as of 2010. The potential tax synergies that could be achieved relate to the significant power facility development activity in Canada by a potential acquiror. In the case of Boralex, significant tax pools are available which could be used to offset Canadian taxable income of the Fund. Given Boralex’s limited development activities in the U.S., BMO Capital Markets did not consider any tax related synergies for the Fund’s hydroelectric facilities located in the U.S. BMO Capital Markets calculated the total value attributable to this earlier use of available tax pools as the present value of the taxes expected to be paid by the Fund on its Canadian taxable income in the forecast period.
In assessing the amount of value to include BMO Capital Markets considered what an interested party may pay for such benefits in an open and unrestricted auction. BMO Capital Markets believes that a successful acquiror may pay 50% of the value to achieve the benefit of the reduced administration costs and earlier potential use of tax pools, and included this amount in the DCF analysis for the Fund Valuation.
Terminal Value:
BMO Capital Markets developed terminal enterprise values at the end of the forecast period for the hydroelectric facilities in Québec and the wood-residue thermal power segment. The selected terminal values were developed by taking into consideration among others, the following considerations:
1.	The likelihood of obtaining PPA renewals upon expiry and the Manager and Trustees’ views regarding the future competitiveness of the assets as it relates to obtaining PPA renewals ;

2.	A range of pricing scenarios for the PPA renewals;

3.	The age of the facilities and the status of the equipment;

4.	The growth prospects and risks for the operations beyond the terminal year;

5.	Maintenance capital expenditures required to continue operating the facilities; and

18

6.	The effect on the wood residue segment of wood-residue supply as it varies based on the cyclicality of the housing and pulp/paper markets and the impact of this cyclicality on sawmill operating rates.
The terminal value for the Quebec hydro facilities was calculated using an EV/EBITDA multiple of approximately 13.0x. This multiple was based on a review of comparable transactions for hydroelectric power assets in Canada. The multiple takes into consideration the long life nature of the assets as well as the relatively low requirements for major capital expenditure expense.
As discussed, the U.S. hydro facilities were assumed to operate until the end of their current PPAs which expire in 2035 and 2034 for Hudson Falls and South Glen, respectively. The power off-taker, Niagara Mohawk Power Corporation has the option to purchase each facility at the end of its respective PPAs at a nominal price. Given the nominal purchase price, BMO Capital Markets assumed that the option to purchase would be exercised and included the amounts of US$10 million and US$5 million, for Hudson Falls and South Glens Falls respectively, at the end of the final year of each facility’s operations.
The terminal value for the wood residue power generation facilities was calculated based on the assumption that each these facilities would operate for approximately 10 additional years under a PPA renewal with Hydro Quebec. In addition, capital expenditures of approximately $4.0 million were considered necessary by the Manager to maintain the assets in good condition and allow for the potential extension PPA on competitive terms.
Discount Rates:
Unlevered after-tax free cash flows for the Fund, calculated based on the Management Forecast, were discounted based on the estimated weighted average cost of capital (“WACC”) for the Fund. Given the unique operating characteristics of the Wood Residue segment, BMO Capital Markets concluded that it was appropriate to use a higher discount rate for the wood-residue thermal power segment (the “Wood-Residue WACC”).
The WACC and the Wood-Residue WACC were calculated using a cost of equity and an after-tax cost of debt appropriate for each, weighted on the basis of an assumed optimal capital structure. The assumed optimal capital structure was determined using a review of the current and historical capital structures of companies in the power generation industry and the relative risks inherent in the assets. Based on discussions with management and our professional judgment we are of the view that wood- residue facilities have limited leverage capacity. The cost of debt for the Fund was determined by calculating a 10-year equivalent rate for the Fund’s existing debt in the current market. BMO Capital Markets used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the risk of equity relative to the market (“beta”) and a market equity risk premium. To select the appropriate unlevered beta, BMO Capital Markets reviewed a range of unlevered betas for the Fund and considered a select group of comparable companies that have risks similar to the Fund. The selected unlevered beta was re-levered using the assumed

19

optimal capital structure and was applied in the CAPM approach to calculate the cost of equity. BMO Capital Markets also reviewed and considered betas generated by an independent third-party financial consultant for the comparable companies. BMO Capital Markets judgmentally selected a specific company risk premium of 2.0% for the Wood-Residue WACC to reflect the incremental risks associated with the Fund’s Wood Residue segment.
The assumptions used by BMO Capital Markets in estimating the WACC for the Fund and the Wood Residue WACC are as follows:

	WACC	WACC
	Hydro & Gas	Wood-Residue
Cost of Debt

Risk-free rate (10-year Canadian Government Bond)(1)	3.65%	3.65%
Borrowing spread	3.00%	n/a
Pre-tax cost of debt	6.65%	n/a
Tax rate	34.0%	34.0%
After-tax cost of debt	4.39%	n/a

Cost of Equity

Risk-free rate (10-year Canadian Government Bond)	3.65%	3.65%
Unlevered beta	0.35	0.55
Market risk premium(2)	5.00%	5.00%
Levered beta	0.47	0.55
Size premium(3)	3.74%	3.74%
Specific risk	0.00%	2.00%
After-tax cost of equity	9.74%	12.14%

WACC

Optimal capital structure (% debt)	50.0%	0.0%
WACC	7.06%	12.14%

1.	As at April 30, 2010

2.	BMO Capital Markets estimate

3.	2009 Ibbotson SBBI Valuation Yearbook
BMO Capital Markets calculated the WACC for the Fund and the Wood-Residue WACC to be approximately 7.00% and 12.00%, respectively. For purposes of the DCF analysis, BMO Capital Markets selected a WACC and Wood Residue WACC range of 6.75% to 7.25% and 11.00% to 13.00%, respectively.
Adjusted Net Obligations:
The following table outlines the estimated and adjusted net obligations as of March 31st, 2010:

20

March 31
C$ millions	2010
Adjusted Net Debt

Cash & Equivalents	$17.2
Short-Term Debt	—
Long-Term Debt	$106.8

Net Debt	$89.6

Adjustments (1)	$(0.5)

Adjusted Net Debt	$89.0

1.	Includes deposits in trust, mark-to-market hedges and distributions payable
As of the date hereof, the Fund has not finalized its quarterly financial statements for the period ending and as at March 31, 2010. Accordingly, BMO Capital Markets has used estimated, unaudited balances for the Fund’s total debt obligations and cash balance as provided by the Manager on April 19, 2010 for the purpose of the Fund Valuation.
Summary of DCF Methodology:
The following is a summary of the fair market value range of the Units derived from the DCF methodology:

	Value Range
C$ millions, except per unit data	Low	High
WACC	7.25%	6.75%
WACC Wood-Residue	13.00%	11.00%

Net Present Value
Unlevered after-tax Free Cash Flows	$309.1	$331.7
Terminal Value	47.3	57.4

Enterprise Value	$356.5	$389.0

Less: Adjusted Net Debt	89.0	89.0

En Bloc Equity Value	$267.4	$300.0

Fully Diluted Units Outstanding	59.1	59.1

En Bloc Value per Unit	$4.53	$5.08

21

Sensitivity Analysis:
BMO Capital Markets performed sensitivity analyses, representing step changes to certain key assumptions and the resulting value for fiscal years 2010 to 2035 and terminal value, as outlined below:

	Impact on
	Value per Unit
WACC
+ 0.25%	–	$(0.15)
- 0.25%	+	$0.15

Québec Hydro PPA Renewal Rate
- $5.0	–	$(0.22)
+ $5.0	+	$0.22

Wood Supply Cost
+ 25%	–	$(0.39)
- 25%	+	$0.38

Foreign Exchange Rate (US$ for C $)
- 0.05	–	$(0.12)
+ 0.05	+	$0.12

22

VALUATION SUMMARY
The following is a summary of the range of fair market value of the Units resulting from the DCF analysis, our principal valuation approach:

	Value of Units Using
	DCF Analysis
C$ millions, except per unit data	Low	High
En Bloc Equity Value	$267.4	$300.0

En Bloc Equity Value per Unit	$4.53	$5.08
In arriving at our opinion as to the fair market value of the Units, the principal valuation method BMO Capital Markets used in the Fund Valuation is the DCF analysis and we made qualitative judgments based upon our experience in rendering such opinions and on prevailing circumstances, including current market conditions, as to the significance and relevance of each of the other valuation methodologies and overall financial analyses.
VALUATION CONCLUSION
Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of May 3, 2010, the fair market value of the Units is in the range of $4.50 to $5.05 per Unit.

23

VALUATION OF THE PROPOSED CONSIDERATION
OVERVIEW OF BORALEX INC.
Boralex is a major independent electricity generator engaged in the development and operation of power stations that produce renewable energy. Boralex operates 29 power stations with a total installed capacity of 417 MW in Canada, northeastern United States and France producing electricity from different fuel sources, including wind, hydro and wood residue. In addition, Boralex has more than 300 MW of power projects under development. The development assets are focused primarily on wind projects and upon completion would increase Boralex’s profile of contracted assets significantly.
For the fiscal year ended December 31, 2009, Boralex reported revenue of $184.8 million, EBITDA of $62.9 million and net earnings of $24.4 million. At December 31, 2009, Boralex reported total assets of $663.8 million, total debt of $230.4 million and cash of $37.8 million.
The following is an overview of Boralex’s assets classified by segment.
Wind Farms:
For the fiscal year ended December 31, 2009, Boralex generated approximately 18.3% of total revenues from wind farms. The segment consists of 14 facilities located in France and Canada which have a total installed capacity of 159 MW for a total 2009 production of 235 GWh.
Hydroelectric Power Segment:
The hydroelectric power segment, which contributed approximately 5.6% of Boralex’s revenue for the year ended December 31, 2009, consists of 8 facilities located in the U.S. and Canada, which have a total installed capacity of 40 MW for a total 2009 production of 145 GWh.
Wood-Residue Power Segment:
The wood-residue power segment, contributed approximately 66.8% of Boralex’s total revenue. Boralex has 6 wood-residue facilities that have a total installed capacity of 204 MW for a total 2009 production of 1,157 GWh. The facilities are all located in the U.S.

24

Natural Gas Thermal Power Segment:
The natural gas thermal power segment, which contributed approximately 9.3% of the Boralex’s revenue for the year ended December 31, 2009, consists of one power station located in France, which has a total installed capacity of 14 MW and produced approximately 38 GWh of electric power in 2009.
Trading Information:
The following table sets forth, for the periods indicated, the intra-day high and low trading prices quoted and the total volume traded of the Boralex shares on the TSX:

C$ per share except as indicated	High	Low	Volume
2009
January	$9.40	$7.61	267,231
February	$8.39	$7.20	249,147
March	$7.94	$5.00	1,265,986
April	$6.90	$5.41	845,783
May	$7.40	$6.10	1,200,121
June	$8.18	$7.05	777,471
July	$9.50	$7.26	1,074,575
August	$9.30	$8.56	748,970
September	$9.80	$8.75	808,340
October	$10.98	$8.50	1,113,188
November	$9.00	$8.00	1,007,383
December	$9.84	$8.01	2,157,350

2010
January	$10.55	$9.35	1,239,680
February	$10.35	$9.33	652,154
March	$10.72	$9.81	889,677
April	$10.74	$9.02	1,184,252

25

Summary Historical Financial Information:
The following table summarizes certain of Boralex’s financial results for the three fiscal years ended and as at December 31, 2009:

	December 31,
C$ millions	2007A	2008A	2009A
SELECT INCOME STATEMENT ITEMS

Revenue
Wind Power	$27.7	$30.5	$33.9
Hydroelectric	9.1	11.8	10.3
Wood-Residue	111.9	135.9	123.4
Natural Gas	14.6	19.1	17.2
Total	$163.3	$197.2	$184.8

Consolidated EBITDA (1)
EBITDA	$61.3	$68.9	$62.9
Margin	37.5%	34.9%	34.1%

SELECT CASH FLOW ITEMS

Capital Expenditures
Wind Power	$16.6	$31.5	$76.8
Hydroelectric	1.2	0.1	1.2
Wood-Residue	4.2	8.5	4.9
Natural Gas	—	0.1	—
Corporate	0.4	4.4	1.7
Total	$22.4	$44.6	$84.5

SELECT BALANCE SHEET ITEMS

Cash	$79.2	$69.2	$37.8
Net Working Capital (2)	29.4	30.4	22.1
Total Assets	514.7	623.0	663.8

Total Debt	$175.5	$187.4	$242.7
Unitholders’ Equity	284.8	362.7	340.0

1.	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

2.	Net working capital calculated as the sum of accounts receivable, future income taxes, inventories and prepaid expenses less the sum of accounts payable, accrued liabilities, other liabilities and income taxes payable.

26

Description of the Debentures:
Pursuant to the Transaction, the Unitholders will receive consideration in the form of Debentures. The Rules require the preparation of a valuation for any non-cash consideration being offered in transactions subject to the Rules. Consequently, BMO Capital Markets has prepared the Debentures’ Valuation.
The terms and conditions of the Debentures are as follows:

Proposed Convertible Debentures Terms
Seniority	Unsecured Subordinated
Maturity	7 years
Coupon	6.25% payable semi-annually
Conversion Price	$ 17.00
Conversion Privilege	No restriction during term
Call Provisions	Not callable for 3 years; callable in year 4 and year 5 if Boralex share price is 125% of strike price; callable at par thereafter
Valuation Approach:
BMO Capital Markets used an intrinsic bond valuation model in valuing the Proposed Consideration. This methodology values the two components of the Debentures separately (bond and call option). To value the bond component, BMO Capital Markets made appropriate assumptions regarding credit spreads and interest rates. The option value was calculated with inputs including the estimate of potential share prices and volatility for the shares of Boralex Inc. over the life of the Debentures.
Credit Spreads:
In selecting the appropriate credit spread for valuing the Proposed Consideration, BMO Capital Markets considered:
•	yield to maturity on comparable convertible and non-convertible debt issues of similar coupon and maturity by issuers in the power sector as well as other sectors (see below);

•	credit risk profiles of Boralex based on rating guidelines generally used by credit rating agencies;

•	the structure and other characteristics of the Proposed Consideration; and,

•	general, current market conditions for convertible debenture issuances in Canada
The following table summarizes the terms of comparable convertible debentures completed by issuers in the power sector. In addition, BMO Capital Markets considered convertible

27

debentures issues completed by companies in other sectors that had comparable conversion premiums to the Proposed Consideration.

	Precedent Unsecured Subordinated Convertible Debentures
		Term to		Conversion Premium		Current	Implied
	Size	Maturity				Dividend	Spread	Current
Issuer	(C$MM)	(Years)	Coupon	At Issue	Current	Yield	(bps)	YTM
Energy Infrastructure Income Funds
Atlantic Power Corp	86	7	6.25%	24.5%	2.4%	8.6%	400	5.96%
Innergex Renewable Energy Inc	81	7	5.75%	34.8%	15.8%	6.2%	325	5.60%
Algonquin Power & Utilities Corp	60	7	6.35%	n/a	35.4%	5.4%	230	5.44%

Average	76	7	6.12%	29.7%	17.9%	6.8%	318	5.67%

Others (Low Dividend Yield, High Premium)
Advantage Oil & Gas Ltd	86	5	5.00%	35.0%	19.1%	0.0%	670	3.96%
Aecon Group Inc	173	4	7.00%	70.0%	50.2%	1.6%	520	4.99%
FirstService Corp	77	5	6.50%	41.0%	15.8%	0.0%	875	4.99%
Progress Energy Resources Corp	200	5	5.25%	30.0%	47.9%	3.3%	580	5.37%

Average	134	5	5.94%	44.0%	33.3%	1.2%	661	4.83%

Considering the aforementioned factors, BMO Capital Markets selected a range of credit spreads from 425 bps to 475 bps as being appropriate for the Debentures’ Valuation.
Risk-free Rate:
BMO Capital Markets selected an interpolated Government of Canada bond rate of approximately 3.3% in line with the term to maturity of the Debentures as the risk free rate for the Debentures’ Valuation.
Dividend Rate:
Boralex does not currently pay dividends to its common shareholders and expects to maintain this policy after the Transaction.
Volatility:
To select the appropriate volatility assumption, BMO Capital Markets reviewed the historic volatility of comparable Canadian and U.S. issuers in the power generation sector and relied on professional judgement to select a range that was viewed as being reasonable for the level of volatility that may result, over the long run for the shares of Boralex after completion of the Transaction. The review included assessing the dividend policy of the issuers and the impact of the policy on the volatility of the stock.
After consideration of the aforementioned factors, BMO Capital Markets selected a range of 25.0% as the midpoint of a 5% range as the appropriate volatility for the Boralex common

28

shares as an assumption to value the Debentures. The following table illustrates the sensitivity of the Debentures to changes in assumptions related to credit spreads and / or volatility.

	Impact on Price of Convertible Debentures
	(per $100 principal amount)
	Credit Spread (bps)
		425.0	450.0	475.0
Volatility	22.5%	$99.4	$98.4	$97.5
	25.0%	$100.4	$99.4	$98.5
	27.5%	$101.4	$100.4	$99.5
Share Price:
The share price of Boralex is another key input that forms the basis of the Debentures’ Valuation. In the context of the Transaction, BMO Capital Markets is of the view that a “Settled Trading Value” analysis of the Boralex common shares would be most relevant to the analysis of the option value embedded in the Debentures. To assess the potential settled trading value range of the Boralex shares BMO Capital Markets considered the impact of the Transaction on the share price of Boralex.
The Transaction is expected to change the operating profile of Boralex along several metrics. Among other factors, BMO Capital Markets considered the following benefits of the Transaction to the Boralex share price:
1.	increased cash flow per share;

2.	potential tax synergies;

3.	increased stability of cash flow resulting from the addition of high quality contracted hydro assets to help fund Boralex’s robust pipeline of development assets; ;

4.	increased asset diversification measured by geographic diversity, increased number of contractual counterparties, and changes in the fuel mix of the facilities; and

5.	increased size of Boralex may increase liquidity and access to capital markets;
The potential supply and unresolved operating issues at the Fund’s wood-residue facilities potentially add risk to the asset profile of Boralex; however, the benefits of the Transaction conveyed by the management of Boralex (also in its capacity as the Manager) may outweigh any potential risks of the Transaction.
Based on the strategic and financial benefits associated with the Transaction, BMO Capital Markets is of the view that recent observed trading prices of the Boralex shares may be a reasonable basis for estimating the range of settled trading prices for the shares of Boralex

29

after completion of the Transaction. The table below sets forth the impact of the selected range of settled trading prices for the Boralex common shares on the Debentures’ Valuation.

	Assumed Settled Trading Price ($ per share)
	$9.00	$9.51	$10.00
		(April 30, 2010)
Impact on Price of Convertible Debentures	$98.2	$99.4	$100.7
(per $100 principal amount)
VALUATION CONCLUSION
Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of May 3, 2010, the fair market value of the Debentures is in the range of $98 to $101 per $100 principal amount, implying that, based on an offer price of $5.00 per Unit of the Fund, the value of the Consideration ranges between $4.90 to $5.05 per Unit.
FAIRNESS OPINION
In considering the fairness, from a financial point of view, of the Proposed Consideration to be received by the Unitholders pursuant to the Transaction, BMO Capital Markets reviewed, considered and relied upon or carried out, among other things, a comparison of the fair value of the Proposed Consideration to be received by the Unitholders pursuant to the Transaction to the fair market value range of the Units determined by the Valuation.
Based upon and subject to the foregoing and such other matters as we considered relevant, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Unitholders (other than Boralex and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to the Unitholders (other than Boralex and its affiliates).
Yours very truly,
BMO Nesbitt Burns Inc.

30

Appendix A — Assets Owned by the Fund

	Ownership			Year of
Project	Interest	Net MW	Location	PPA Expiry	Off-taker
Hydroelectric
Beauport	100%	4.5	Quebec	2015	Hydro-Québec
Buckingham	100%	9.9	Quebec	2019	Hydro-Québec
Forestville	100%	12.7	Quebec	2015	Hydro-Québec
Rimouski	100%	3.6	Quebec	2017	Hydro-Québec
St-Lambert	100%	6.0	Quebec	2020	Hydro-Québec
Hudson Falls	100%	45.8	New York	2035	Niagara Mohawk
South Glens Falls	100%	13.9	New York	2034	Niagara Mohawk

Total		96.4

Wood-residue
Senneterre	100%	34.6	Quebec	2027	Hydro-Québec
Dolbeau	100%	28.0	Quebec	2022	Hydro-Québec

Total		62.6

Natural Gas
Kingsey Falls	100%	31.0	Quebec	2012	Hydro-Québec

Total		190.0

31

APPENDIX B: Precedent Transactions

Date				EV	EV /
Announced	Acquiror	Seller	Target	(C$MM)	LTM EBITDA
01-Feb-10	Innergex Power Income Fund	Innergex Renewable Energy	Innergex Renewable Energy	365.0	nmf	(1)
30-Sep-09	International Power	Renewable Energy Generation	AIM PowerGen	189.0	13.4x
20-Jul-09	TransAlta	Canadian Hydro Developers	Canadian Hydro Developers	1,652.1	nmf	(2)
06-Jul-09	Great Lakes Hydro	Brookfield Renewable Power Inc.	Hydro Facilities and Wind Project	1,413.0	9.6x	(3)
17-Jun-09	BC Hydro	Teck	Waneta Dam	825.0	13.8x
23-Apr-09	Northland Power Income Fund	Northland Power Inc.	Northland Power Inc.	n/a	n/a	(4)
13-Mar-09	Hydro-Québec	AbitibiBowater	Manicouagan Hydro Facility	615.0	n/a
15-Dec-08	Great Lakes Hydro	Brookfield Renewable Power Inc.	Prince Wind & Pingston Hydro Projects	462.0	11.0x	(5)
27-Jun-08	ENMAX	Creststreet Power Income Fund	Kettle Hill Wind Project	163.0	n/a
24-Jun-08	FPL Group	Creststreet Power Income Fund	Mount Copper & Pubnico Point Wind Farms	121.6	n/a
17-Dec-07	Canadian Hydro Developers	Undisclosed	Le Nordais Wind Plant	120.8	13.4x
26-Oct-07	Innergex Renewable Energy	Innergex II Income Fund	Baie-des-Sables and Anse-à-Valleau Wind Projects	172.9	11.2x
18-Apr-07	Macquarie Infrastructure & Power	Clean Power Income Fund	Clean Power Income Fund	421.3	15.4x

Average					12.3x
Median					13.4x

Source: Fund filings, press releases, selected street research and BMO Capital Markets’ estimates

1.	LTM EBITDA not meaningful given significant growth pipeline. No street consensus for 2013E EBITDA to compute run-rate multiple

2.	LTM EBITDA not meaningful given significant growth pipeline. EV / EBITDA range of 10.3x-12.7x based on street consensus of 2010E EBITDA

3.	2010E consolidated EBITDA including EBITDA from acquired hydro assets, incremental PPA revenue for Mississagi and Lievre, but excluding EBITDA associated with Gosfield given it will not reach COD until 2011

4.	Total enterprise value involves contingent consideration payable upon reaching certain development milestones and therefore not considered a relevant comparable

5.	EBITDA represents an average annual figure as provided in Management’s guidance

32

APPENDIX C: Trading Comparables

	Price	FD Market	Enterprise	Current	EV / EBITDA(2)				Debt / EBITDA
C$ millions	30-Apr-10	(1)	Value	Yield	2010E		2011E		2010E		2011E
Algonquin Power & Utilities (3)	$4.43	$412	$828	5.4%	9.0	x	8.3	x	4.5	x	4.2	x
Atlantic Power	12.70	767	1,191	8.6%	10.1		9.4		4.1		3.8
Boralex Inc.	9.51	361	573	—	7.8		9.6		3.3		2.6
Boralex Power Income Fund	4.65	275	364	8.6%	7.6		7.6		2.3		2.3
Brookfield Renewable Power Fund	20.61	2,242	3,941	6.1%	12.3		11.7		5.3		5.0
Capital Power Corp	22.49	1,763	5,458	5.6%	11.0		6.2		3.5		3.0
Capital Power Income LP	17.18	926	1,857	10.2%	10.0		9.7		3.9		3.8
Innergex Renewable Energy	9.20	548	1,044	6.3%	15.0		13.9		7.1		6.6
Macquarie Power	7.11	355	544	9.3%	9.1		8.8		4.1		3.9
Northland Power Income Fund (4)	13.96	1,574	2,118	7.7%	14.0		11.6		4.2		3.5
TransAlta	20.90	4,571	9,334	5.6%	8.5		7.8		3.9		3.6

Average		$1,254	$2,477	6.7%	10.4	x	9.5	x	4.2	x	3.8	x
Average (Excl. BPT and BLX)		1,462	2,924	7.2%	11.0		9.7		4.5		4.2
Median		767	1,191	6.3%	10.0		9.4		4.1		3.8

Source: Fund filings, selected street research, and BMO Capital Markets estimates

1.	Shown on a fully-diluted basis.

2.	EBITDA estimates based on street consensus

3.	Market cap excludes the subscription receipts issued to Emera in conjunction with the pending acquisition of a California-based utility

4.	Includes dilutive impact of the Class A Exchangeable Units and Replacement Rights issued as consideration in its acquisition of Northland Power Inc. and the in-the-money convertible debentures. Excludes Class B and Class C Convertible Units issued as contingent consideration in the acquisition of Northland Power Inc.

33

The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E.
Toronto, Ontario, M5C 3H2
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario, M5J 2Y1
North American Toll Free Number: 1-866-656-4104
Email: askus@georgeson.com
The Dealer Manager for the Offer is:
TD Securities Inc.
66 Wellington Street West, 9th Floor
Toronto, Ontario, M5K 1A2
Canada: 416-308-5605
US: 212-827-7542

This Letter of Acceptance and Transmittal outlines the definitive terms and conditions under which Unitholders (as defined below) deposit their units through the CDS online tendering system (“CDSX”) to Computershare Investor Services Inc. (the “Depositary”) for acceptance of the Offer by 7503679 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Boralex Inc. (“Boralex”), to purchase all of the issued and outstanding units of Boralex Power Income Fund (the “Fund”) including units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for units (collectively the “Units”), but excluding all of the issued and outstanding Class B limited partnership units together with the special voting units of the Fund associated therewith (collectively the “Class B LP Units”). In order to deposit Units, you must direct your investment dealer, stock broker, bank, trust company or other nominee to accept the Offer in the manner required by your nominee. Unitholders who have transferred their Units to the account of the Depositary (the “Depositary’s Account”) held with CDS are deemed to have completed this Letter of Acceptance and Transmittal which will further be deemed to be completed by CDS on behalf of such Unitholders. The terms, conditions and definitions used in the Offer and Circular of the Offeror dated May 18, 2010 (and any amendments thereto) (the “Circular”) are incorporated by reference in this Letter of Acceptance and Transmittal.
LETTER OF ACCEPTANCE AND TRANSMITTAL
in respect of the Offer dated May 18, 2010 of
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
to acquire all of the issued and outstanding Units of
BORALEX POWER INCOME FUND
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 7:00 P.M. (MONTRÉAL TIME)
ON JUNE 28, 2010 UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.
By transferring his, her or its Units to the Depositary’s account with CDS through the Unitholder’s nominee or a participant, a holder of Units (“Unitholder”) is deemed to have completed, authorized and executed this Letter of Transmittal and to consent to the matters contained herein.
Capitalized terms used and not defined herein have the meanings given to them in the Circular.

TO:	7503679 CANADA INC.
AND TO:	BORALEX INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary
The Unitholder whose Units are deposited to the Offer has validly transferred and delivered Units through the CDSX to the Depositary’s Account with CDS (the “Deposited Units”) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror.
The Unitholder through its investment dealer, stockbroker, bank, trust company or other nominee that is a participant of CDS (a “Participant”) acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that:
1.	the Participant, on behalf of the Unitholder, has full power and authority to deposit, sell, assign and transfer the Deposited Units and any Other Property (as defined below) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Units and any Other Property to any other Person;

2.	the Unitholder depositing the Deposited Units and any Other Property, or on whose behalf such Deposited Units and any Other Property are being deposited, has good title to and is the beneficial owner of the Deposited Units and any Other Property being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others;

3.	the deposit of the Deposited Units and any Other Property complies with Applicable Laws; and

4.	if and when the Deposited Units and any Other Property being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others, together will all rights and benefits arising therefrom.
Upon the terms and conditions contained in the Offer, the Depositing Unitholder irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to the Deposited Units currently held in the CDSX book-entry system maintained by CDS.
IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the Unitholder, through its Participant, irrevocably, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Units, including any and all rights and benefits arising from the Deposited Units, including any and all dividends, distributions (other than Permitted Distributions (as defined below), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Units, or any of them, on or after May 18, 2010, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the “Other Property”), effective from 7:00 p.m. (Montréal time) (the “Expiry Time”) on June 28, 2010 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, “Extension, Variation or Change of the Offer” (the “Expiry Date”), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, “Permitted Distributions” means monthly distributions to Unitholders made in conformity and consistency in all respects with the Fund’s monthly distribution policies in effect as at the date of the Offer and having a record date for determination of Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.03333 per Unit per such distribution per month (but which may be less than such amount).
The Unitholder also agrees, through its Participant, pursuant to the terms of this Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Fund should: (a) declare, set aside or pay any cash distribution, dividend or unit distribution or make any other distribution (other than Permitted Distributions) on the Units; or (b) pay, declare, allot, reserve or issue any securities, rights, assets or other interests with respect to any Unit that, in the case of both clause (a) and clause (b), is or are payable or distributable to Unitholders of record on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividends, distributions (other than Permitted Distributions), payments, units, securities, rights, assets or other interests relating to the Deposited Units deposited under the Offer by CDS and not withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Units, and by depositing Units under the Offer a Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.
Alternatively, if any such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests are delivered or paid to any Unitholder, then, if the Offeror takes up and pays for such Unitholder’s Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Unitholder.
The Unitholder, through its Participant, irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Unitholder, with respect to the Deposited Units and not at such time validly withdrawn, and any Other Property, effective from and after the Expiry Time on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS and the Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest) to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, Special Resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the Trust Agreement:
(a)	amending Section 6.29 of the Trust Agreement to provide, among other things, that a Compulsory Acquisition can be effected subsequent to a take-over bid for all outstanding Units (not including Units issuable upon conversion, exercise or exchange of exchangeable securities of the Fund) in jurisdictions in which such take-over bid as solicitation is lawful and that a Subsequent Acquisition Transaction may be effected if the Offeror (including its affiliates and associates), after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Section 6.29 of the Trust Agreement to provide that Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had deposited those Units under the Offer;

(c)	approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Trust Agreement as amended in accordance with the foregoing;

(d)	amending the Trust Agreement to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Trust Agreement in connection therewith;

(e)	directing the Board of Trustees and the directors and/or officers of its subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these Special Resolutions.
The Unitholder, through its Participant, irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Unitholder, with respect to the Deposited Units (and any Other Property) deposited herewith and taken up by the Offeror (the “Purchased Securities”), effective from and after the time that such Purchased Securities are taken-up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):
(a)	to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

(b)	to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the Unitholders in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the Special Resolutions;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Unitholders any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Unitholders and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Unitholders in respect of such Other Property for all purposes; and

(d)	to exercise any other rights of a holder of Purchased Securities (and any Other Property).
The power of attorney granted to the Offeror in this Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Special Resolutions may only be used and relied upon if the Offeror intends to proceed with the take-up of and payment for the Deposited Units.
The Unitholder, through its Participant, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred at any time with respect to the Deposited Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Units (and Other Property) unless the Deposited Units are not taken up and paid for by the Offeror or are validly withdrawn.
The Unitholder, through its Participant, also agrees, effective on and after the Expiry Time on the Expiry Date, not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the

Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions, consents or directions the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.
The Unitholder, through its Participant, covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units (and any Other Property) to the Offeror.
Each authority conferred or agreed to be conferred by the Unitholder, through its Participant, in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the Unitholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Unitholder, and that all obligations of CDS and of the beneficial owners of the Deposited Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the Unitholder.
Except as stated in the Offer, the deposit of Units (and any Other Property) pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Units (and any Other Property) pursuant to the procedures in this Letter of Acceptance and Transmittal and the Offer shall constitute a binding agreement between CDS, on behalf of Unitholders and the Offeror in accordance with the terms and conditions of the Offer.
The Unitholder, through its Participant, agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Units (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units (and any Other Property) and any accompanying documents; (iii) there shall be no duty or obligation on the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice; and (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular and of this Letter of Acceptance and Transmittal shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in this Letter of Acceptance and Transmittal.

CDS & Co.

Signature of Authorized Representative

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
     A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
     The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
     The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010

4.1	Consent of Fraser Milner Casgrain LLP

4.2	Consent of K&L Gates LLP

4.3	Consent of PricewaterhouseCoopers LLP

4.4	Consent of BMO Nesbitt Burns Inc.

5.1	Powers of Attorney of certain officers and directors (included on the signature page)

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada

     The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com
     The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in such securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process.
(a)	The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Computershare Trust Company of Canada, the debenture trustee with respect to the registered securities, has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c)	Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on May 18, 2010.

BORALEX INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Vice-President, Legal Affairs and Corporate Secretary

POWERS OF ATTORNEY
     KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick Lemaire and Jean-François Thibodeau, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on May 18, 2010.

Signature	Title

/s/ Patrick Lemaire Patrick Lemaire	President, Chief Executive Officer and Director

/s/ Jean-François Thibodeau Jean-François Thibodeau	Vice-President and Chief Financial Officer

/s/ Bernard Lemaire Bernard Lemaire	Director

/s/ Germain Benoit Germain Benoit	Director

/s/ Allan Hogg Allan Hogg	Director

/s/ Edward H. Kernaghan Edward H. Kernaghan	Director

/s/ Richard Lemaire Richard Lemaire	Director

/s/ Yves Rheault Yves Rheault	Director
Director
Michelle Samson-Doel

/s/ Gilles Shooner Gilles Shooner	Director

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on May 18, 2010.

BORALEX US HOLDINGS INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010

4.1	Consent of Fraser Milner Casgrain LLP

4.2	Consent of K&L Gates LLP

4.3	Consent of PricewaterhouseCoopers LLP

4.4	Consent of BMO Nesbitt Burns Inc.

5.1	Powers of Attorney of certain officers and directors (included on the signature page)

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada